      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 2001


                                                      REGISTRATION NO. 333-61898
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                            KERR-MCGEE HOLDCO, INC.
             (Exact Name of Registrant as Specified in Its Charter)

             DELAWARE                               1311                              73-1612389
   (State or Other Jurisdiction         (Primary Standard Industrial               (I.R.S. Employer
 of Incorporation or Organization)       Classification Code Number)            Identification Number)

                           123 ROBERT S. KERR AVENUE
                         OKLAHOMA CITY, OKLAHOMA 73102
                                 (405) 270-1313
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                            GREGORY F. PILCHER, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           123 ROBERT S. KERR AVENUE
                         OKLAHOMA CITY, OKLAHOMA 73102
                                 (405) 270-1313
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                             ---------------------

                                   Copies to:

                PETER J. GORDON, ESQ.                                RONALD R. LEVINE II, ESQ.
               BRIAN M. STADLER, ESQ.                                DAVIS GRAHAM & STUBBS LLP
             SIMPSON THACHER & BARTLETT                                  1550 17TH STREET
                425 LEXINGTON AVENUE                                         SUITE 500
              NEW YORK, NEW YORK 10017                                DENVER, COLORADO 80202

                             ---------------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after this registration statement is declared effective.
                             ---------------------

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                        PROPOSED MAXIMUM      PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF          AMOUNT TO BE         OFFERING PRICE      AGGREGATE OFFERING        AMOUNT OF
 SECURITIES TO BE REGISTERED       REGISTERED(1)          PER UNIT(2)             PRICE(2)        REGISTRATION FEE(2)
----------------------------------------------------------------------------------------------------------------------
Common Stock, $1.00 per
  share.......................    5,567,104 shares           $64.75             $383,315,597            $95,829
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) The number of shares of the registrant being registered is based upon an estimate of (x) the maximum number of shares of common stock, par value $0.01 per share, of HS Resources, Inc. ("HS Resources Common Stock") expected to be converted into shares of common stock of the registrant pursuant to the merger of HS Resources, Inc. with a wholly owned subsidiary of the registrant (5,919,932) multiplied by (y) the exchange ratio of .9404 shares of common stock, par value $1.00 per share, of the registrant for each share of HS Resources Common Stock.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) of the Securities Act. The aggregate offering price is the product of (A) the average of the high and low prices of HS Resources as reported on the New York Stock Exchange Composite Transaction Tape on May 25, 2001 ($64.75) and (B) the maximum number of shares of HS Resources, Inc. Common Stock expected to be converted into shares of common stock of the registrant pursuant to the merger (5,919,932). The registration fee is calculated by multiplying the estimated aggregate offering of securities to be registered by .000250. The registration fee was paid with the previous filing of the Registration Statement.



    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED             , 2001

                               HS RESOURCES, INC.
                      ONE MARITIME PLAZA, FIFTEENTH FLOOR
                        SAN FRANCISCO, CALIFORNIA 94111

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

Dear Fellow Stockholders:

     We are pleased to inform you that on May 13, 2001, HS Resources, Inc. entered into a merger agreement with Kerr-McGee Corporation and three of its subsidiaries pursuant to which HS Resources will become a wholly owned subsidiary of Kerr-McGee. As a result of the merger, each share of common stock of HS Resources outstanding immediately prior to the merger will be converted, into either $66 in cash or .9404 shares of common stock of Kerr-McGee. Each stockholder will be able to elect to receive cash or stock subject to proration, such that approximately 70% of the total merger consideration will be paid in cash and the remaining 30% will be paid in stock.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF HS RESOURCES, AND UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HS RESOURCES' STOCKHOLDERS ADOPT THE MERGER AGREEMENT.

     In arriving at its recommendation, the board of directors gave careful consideration to a number of factors, which are described in the accompanying proxy statement-prospectus. The factors considered included, among other things, the opinion of Lehman Brothers, the financial advisor to HS Resources, that as of the date of its opinion, the consideration to be offered to the holders of HS Resources common stock in the merger was fair to such stockholders from a financial point of view.

     Regardless of the number of shares you own or whether you plan to attend the meeting of stockholders to vote on this matter, it is important that your shares be represented and voted. Voting instructions are inside.

     This document provides you with detailed information about the proposed merger. We urge you to read this entire document carefully.

                                            Very truly yours,

                                            Nicholas J. Sutton
                                            Chairman of the Board and
                                            Chief Executive Officer

FOR A DISCUSSION OF CERTAIN RISK FACTORS WHICH YOU SHOULD CONSIDER IN EVALUATING THE MERGER, SEE "RISK FACTORS" BEGINNING ON PAGE 11.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED THE COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED WHETHER THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement-prospectus is dated                       , 2001, and is
first being mailed to stockholders on              , 2001.

                               HS RESOURCES, INC.
                      ONE MARITIME PLAZA, FIFTEENTH FLOOR
                        SAN FRANCISCO, CALIFORNIA 94111

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

     NOTICE IS HEREBY GIVEN that HS Resources, Inc. will hold a special meeting
of its stockholders on             , 2001 at 9:00 A.M., Pacific Time, at the
Mandarin Oriental San Francisco, 222 Sansome Street, San Francisco, California 94106 to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of May 13, 2001, among Kerr-McGee Corporation, Kerr-McGee Holdco, Inc., HS Resources, Inc., Kerr-McGee Merger Sub, Inc. and HS Resources Merger Sub, Inc. pursuant to which, among other things:

          (1) HS Resources will be merged with HS Resources Merger Sub, Inc., a subsidiary of Kerr-McGee Corporation, with HS Resources surviving;

          (2) each share of HS Resources common stock outstanding immediately prior to the merger will be converted into either .9404 shares of common stock of Kerr-McGee Holdco, Inc. or $66 in cash, at the election of each stockholder, but subject to adjustment as provided in the merger agreement; and

          (3) as a result of the transaction, both HS Resources and Kerr-McGee will be wholly owned subsidiaries of Kerr-McGee Holdco, Inc., which will be renamed Kerr-McGee Corporation.

     A copy of the merger agreement is attached as Annex A to the proxy statement-prospectus accompanying this notice.

     HS Resources has established the close of business on             , 2001 as
the record date for determining the stockholders entitled to vote at the special meeting or any postponement or adjournment thereof. No business other than the proposal described in this notice will be considered at the special meeting or any adjournment or postponement thereof.

     A list of stockholders entitled to vote at the special meeting will be available for examination by stockholders of record during business hours at the offices of HS Resources at One Maritime Plaza, Fifteenth Floor, San Francisco, California 94111 during the ten-day period prior to the special meeting and will also be available at the special meeting.

     YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT, WHICH IS DESCRIBED IN DETAIL IN THE ACCOMPANYING PROXY STATEMENT-PROSPECTUS.

     We cordially invite you to attend the special meeting in person. However, to ensure your representation at the special meeting, we encourage you to mark, sign, date and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. You may also vote by telephone or the internet. Your telephone/internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned your proxy card. If your shares are held in "street name" by your broker or other nominee, only that holder can vote your shares and the vote cannot be cast unless you provide instructions to your broker. You should follow the directions provided by it regarding how to instruct it to vote your shares. If you attend the special meeting you may vote in person even if you have returned a proxy card, or voted by telephone or the internet.

     IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, WE ASK YOU TO COMPLETE AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED OR TO VOTE BY TELEPHONE OR THE INTERNET.

                                            By Order of the Board of Directors

                                            ------------------------------------
                                                      James M. Piccone
                                                         Secretary

San Francisco, California
            , 2001

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
QUESTIONS AND ANSWERS ABOUT THE
  KERR-MCGEE/HS RESOURCES MERGER...........    1
SUMMARY....................................    2
SUMMARY SELECTED HISTORICAL AND UNAUDITED
  PRO FORMA FINANCIAL INFORMATION..........    7
RISK FACTORS...............................   11
CAUTIONARY STATEMENT CONCERNING
  FORWARD-LOOKING STATEMENTS...............   14
THE MERGER.................................   15
  General..................................   15
  Background of the Merger.................   15
  HS Resources' Reasons for Merger;
    Recommendation of the Board of
    Directors of HS Resources..............   19
  Opinion of HS Resources' Financial
    Advisor................................   20
  Accounting Treatment of the Merger.......   32
  Appraisal Rights.........................   32
  Material United States Federal Income Tax
    Consequences...........................   34
  Regulatory Approvals.....................   37
  New York Stock Exchange Listing of New
    Holding Company Common Stock to be
    Issued in the Merger...................   37
  Delisting and Deregistration of HS
    Resources Common Stock after the
    Merger.................................   37
  Federal Securities Laws Consequences;
    Stock Transfer Restriction.............   37
THE HS RESOURCES SPECIAL MEETING...........   38
  Purpose, Time And Place..................   38
  Record Date; Quorum; Vote Required.......   38
  Proxies..................................   39
COMPARATIVE PER SHARE INFORMATION..........   41
  Comparative Per Share Financial Data.....   41
  Comparative Market Price and Dividend
    Information............................   42
UNAUDITED PRO FORMA FINANCIAL STATEMENTS...   44
OTHER INFORMATION REGARDING DIRECTORS,
  EXECUTIVE OFFICERS AND FIVE PERCENT
  STOCKHOLDERS.............................   50

                                             PAGE
                                             ----
INTERESTS OF CERTAIN PERSONS IN THE
  MERGER...................................   50
  Directorship of Kerr-McGee...............   50
  HS Resources Change of Control
    Arrangements...........................   50
  Stock Options, Performance Shares and
    Restricted Stock Held by HS Resources
    Directors and Executive Officers.......   51
  Director and Officer Indemnification and
    Insurance..............................   51
  Employee Benefits........................   52
THE MERGER AGREEMENT.......................   52
  Completion of the Merger.................   52
  New Holding Company......................   52
  Consideration to be Received in the
    Merger.................................   52
  Election of Cash or Stock
    Consideration..........................   53
  Exchange of Shares; Fractional Shares....   53
  Conditions to the Completion of the
    Merger.................................   54
  Representations and Warranties...........   56
  Conduct of Business Pending the Merger...   57
  No Solicitation of Takeover Proposals....   58
  Other Agreements.........................   59
  Termination..............................   60
  Termination Fees and Expenses............   60
  Other Expenses...........................   61
  Amendment and Waiver.....................   61
COMPARISON OF RIGHTS OF NEW HOLDING COMPANY
  STOCKHOLDERS, KERR-MCGEE STOCKHOLDERS AND
  HS RESOURCES STOCKHOLDERS................   62
DESCRIPTION OF THE NEW HOLDING COMPANY'S
  CAPITAL STOCK FOLLOWING THE MERGER.......   67
  Authorized Capital Stock.................   67
  Common Stock.............................   67
  Preferred Stock..........................   67
  Transfer Agent and Registrar.............   68
  Stock Exchange Listing...................   68
LEGAL MATTERS..............................   68
EXPERTS....................................   68
FUTURE STOCKHOLDER PROPOSALS...............   68
WHERE YOU CAN FIND MORE INFORMATION........   68

LIST OF APPENDICES

Annex A    Merger Agreement
Annex B    Opinion of Lehman Brothers Inc.
Annex C    Section 262 of the Delaware General
           Corporation Law

                             QUESTIONS AND ANSWERS
                    ABOUT THE KERR-MCGEE/HS RESOURCES MERGER

Q:    WHY SHOULD THE HS RESOURCES STOCKHOLDERS
      APPROVE THE MERGER WITH KERR-MCGEE?

A: The HS Resources board of directors believes the merger is in the best interests of and will create value for HS Resources stockholders, both as a result of the value of the cash and common stock consideration to be received by HS Resources stockholders and the benefits to be gained by combining the assets and expertise of HS Resources with those of Kerr-McGee.

      You should review the reasons for the merger in greater detail at pages 19 through 20.

Q:    WHEN AND WHERE WILL THE SPECIAL MEETING BE
      HELD?

A:    The HS Resources special meeting is
scheduled to take place on             , 2001 at 9:00 A.M., Pacific Time, at the
      Mandarin Oriental San Francisco, 222 Sansome Street, San Francisco, California 94106.

Q:    WHEN DO YOU EXPECT THE MERGER TO BE
      COMPLETED?

A: We expect to complete the merger promptly after receiving stockholder approval at the special meeting.

Q:    WHAT DO I NEED TO DO NOW?

A: After carefully reading and considering the information contained in this document, please fill out and sign your proxy card or vote by mail or internet according to instructions to be provided on the proxy card. Then mail your signed proxy card in the enclosed return envelope, or vote by phone or internet, as soon as possible so that your shares may be represented at the special meeting. Your proxy will instruct the persons named on the proxy card to vote your shares at the special meeting as you direct on the card. If you do not vote or if you abstain, the effect will be the same as a vote against the merger.

Q:    IF MY SHARES ARE HELD IN "STREET NAME" BY MY
      BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker to vote your shares.

Q:    MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY
      SIGNED PROXY CARD OR AFTER I HAVE VOTED BY TELEPHONE OR THE INTERNET?

A:   You may change your vote at any time before
      your proxy is voted at the special meeting. You can do this in several ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to 1999 Broadway, Suite 3600, Denver, Colorado 80202, Attention: Secretary. Third, if you vote by telephone or on the internet, you may change your vote by telephone or on the internet by following the instructions given to you when you call or visit the internet site. Fourth, you can attend the special meeting and vote in person.
     Simply attending the meeting, however, will not revoke your proxy; you must vote at the meeting. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:    SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, you will receive written instructions for exchanging your stock certificates and for electing to receive cash or stock consideration or a combination of cash and stock.

                       WHO CAN HELP ANSWER MY QUESTIONS?
                  If you have more questions about the merger,
                              you should contact:
                                THEODORE GAZULIS
                       VICE PRESIDENT, INVESTOR RELATIONS
                      ONE MARITIME PLAZA, FIFTEENTH FLOOR
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 433-5795
                            TGAZULIS@HSRESOURCES.COM

                                    SUMMARY

     This summary, together with the preceding Question and Answer section, highlights selected information from this document and may not contain all of the information that is important to you. To better understand the merger and related transactions and for a more complete description of the legal terms of the merger and related transactions, you should read carefully this entire document and the documents we have referred you to. See "Where You Can Find More Information" on page 68.

                                 THE COMPANIES

                             KERR-MCGEE CORPORATION

     123 Robert S. Kerr Avenue
     Oklahoma City, Oklahoma 73102
     (405) 270-1313

     Kerr-McGee is an energy and inorganic chemical company with worldwide operations. It acquires leases and concessions and explores for, develops, produces and markets crude oil and natural gas onshore in the United States and in the Gulf of Mexico, the U.K. sector of the North Sea, Southeast Asia, and other areas. Kerr-McGee's chemical operations produce and market titanium dioxide pigment and certain other specialty chemicals, heavy minerals and forest products. Kerr-McGee was incorporated in Delaware in 1932.

     Kerr-McGee Holdco, Inc. (formerly named King Holdco, Inc.) is a wholly owned subsidiary of Kerr-McGee, and Kerr-McGee Merger Sub, Inc. (formerly named King Merger Sub, Inc.) and HS Resources Merger Sub, Inc. (formerly named Hawk Merger Sub, Inc.) are wholly owned subsidiaries of Kerr-McGee Holdco, Inc. All three companies share principal executive offices with Kerr-McGee and are newly formed corporations that have not, to date, conducted any activities other than those incident to their formation, entering into the merger agreement and those contemplated by the merger agreement.

                               HS RESOURCES, INC.

     One Maritime Plaza
     Fifteenth Floor
     San Francisco, California 94111
     (415) 433-5795

     HS Resources is an independent oil and gas exploration and development company with active projects in the D-J Basin, Gulf Coast, Mid-Continent and Northern Rocky Mountain regions. HS Resources was incorporated in Delaware in 1987.

                                   THE MERGER

CREATION OF A NEW HOLDING COMPANY (SEE PAGE 52)

     To accomplish the acquisition of HS Resources, Kerr-McGee formed a subsidiary, Kerr-McGee Holdco, which itself has two subsidiaries, Kerr-McGee Merger Sub and HS Resources Merger Sub. At the time the merger is completed:

     - HS Resources Merger Sub will be merged with and into HS Resources, and HS Resources will be the surviving corporation; and

     - Kerr-McGee Merger Sub will be merged with and into Kerr-McGee, and Kerr-McGee will be the surviving corporation.

     As a result, the former Kerr-McGee Corporation and HS Resources, Inc. will each become a subsidiary of Kerr-McGee Holdco, which will change its name to Kerr-McGee Corporation. The former Kerr-McGee Corporation will be renamed Kerr-McGee Operating Corporation. Each share of common stock of Kerr-McGee will become one share of common stock of the new holding company with no exchange of stock certificates. The new holding company will have the same certificate of incorporation, bylaws, directors and officers as the former Kerr-McGee currently has and its common stock will be publicly traded and listed on the New York Stock Exchange under the same symbol as the former Kerr-McGee's common stock.

WHAT HS RESOURCES STOCKHOLDERS WILL RECEIVE IN THE MERGER (SEE PAGE 50)

     The HS Resources stockholders will receive for their shares of HS Resources common stock

     - $66 in cash, or

     - .9404 shares of common stock of the new holding company, or

     - a combination of cash and common stock of the new holding company depending on the election made by the stockholder as described below and the elections made by the other stockholders of HS Resources. Approximately 70% of the total consideration to be received in the merger by HS Resources stockholders will be cash, and approximately 30% of the total consideration to be received will be common stock of the new holding company.

ELECTION OF CASH OR STOCK CONSIDERATION (SEE PAGE 53)

     Promptly after the merger has been completed, we will send a form to you that you may use to indicate whether your preference is to receive cash, common stock of the new holding company or a combination of cash and common stock.

     If a number of HS Resources stockholders elect to receive cash so that more than $833 million would be payable in cash, then the amount of cash consideration that each stockholder electing cash will receive will be reduced by a pro rata amount and these stockholders will receive common stock of the new holding company (on the basis of .9404 shares of new holding company common stock for each share of HS Resources common stock held) for any shares for which they do not receive cash.

     On the other hand, if a number of HS Resources stockholders elect to receive common stock of the new holding company so that more than 5,090,230 shares of common stock of the new holding company would be issuable to HS Resources stockholders, then the amount of common stock consideration that each stockholder electing common stock of the new holding company will receive will be reduced by a pro rata amount and these stockholders will receive cash (on the basis of $66 of cash for each share of HS Resources common stock held) for any shares for which they do not receive common stock.

     The $833 million of cash referred to above represents approximately 70% of the aggregate value of the consideration to be paid to HS Resources stockholders in the merger, and the 5,090,230 shares of common stock of the new holding company represents approximately 30% of the aggregate value to be paid to HS Resources stockholders in the merger, based on the closing price of a share of Kerr-McGee common stock on the New York Stock Exchange on May 11, 2001, the last full trading day prior to the public announcement of the merger.

     If you do not make a cash or stock election, you will be deemed to have made an election to receive cash.

                                     VOTING

MATTER TO BE VOTED ON (SEE PAGE 38)

     You are being asked to adopt the merger agreement.

VOTES REQUIRED (SEE PAGE 38)

     The affirmative vote of the holders of a majority of the outstanding shares of common stock of HS Resources is required for adoption of the merger agreement.

RECORD DATE (SEE PAGE 38)

     The record date for the special meeting is the close of business on , 2001.

                         RECOMMENDATION TO STOCKHOLDERS

RECOMMENDATION OF THE HS RESOURCES BOARD (SEE PAGE 19)

     The board of directors of HS Resources has unanimously determined that the merger agreement and the merger and the other transactions provided for in the merger agreement are advisable and are fair to and in the best interests of HS Resources and its stockholders, has approved the merger agreement and the merger and the other transactions provided for in the merger agreement and unanimously recommends a vote FOR the proposal to adopt the merger agreement.

OPINION OF FINANCIAL ADVISOR (SEE PAGE 20)

     In deciding to approve the merger agreement and the merger, the board of directors of HS Resources considered, among other things, the opinion of Lehman Brothers Inc., its financial advisor, that, as of the date of such opinion and based upon and subject to certain matters stated therein, the consideration to be offered to the holders of HS Resources common stock in the merger was fair to such stockholders from a financial point of view. This opinion is attached as Annex B to this document. We encourage you to read this opinion carefully, as well as the description of the analysis and assumptions on which such opinion is based contained on pages 20 through 32.

INTERESTS OF CERTAIN PERSONS IN THE MERGER (SEE PAGE 50)

     Some directors and officers of HS Resources, including some officers who are also directors, have interests in the merger that are different from, or in addition to, the interests of HS Resources stockholders in general. These interests include the potential for a position as a director of the new holding company, severance payment acceleration of vesting of stock options or, the cancellation and cashing out of performance shares and the lapsing of restrictions on restricted stock as a result of the merger, and the right to continued indemnification and insurance coverage by the new holding company for acts or omissions occurring prior to the merger.

CERTAIN TAX CONSEQUENCES (SEE PAGE 34)

     We have structured the merger so that HS Resources stockholders who exchange their shares of HS Resources common stock solely for shares of common stock of the new holding company will not recognize gain or loss for United States federal income tax purposes in connection with the merger, except for taxes payable because of cash received by HS Resources stockholders in lieu of fractional shares. Gain or loss will be recognized on the exchange of shares of HS Resources common stock solely for cash in an amount equal to the difference between the amount of cash received and the stockholder's adjusted basis in the shares of HS Resources common stock exchanged. Gain (but not loss) will be recognized on the exchange of shares of HS Resources common stock for a combination of cash and common stock of the new holding company in an amount equal to the difference between (1) the sum of the cash (except cash received instead of a fractional share) received in the merger and the fair market value of the common stock of the new holding company received in the merger and (2) the stockholder's adjusted basis in the shares of HS Resources common stock exchanged, but the gain recognized will not exceed the cash received by such stockholder in the merger.

ACCOUNTING TREATMENT (SEE PAGE 32)

     We intend to account for the merger under the purchase method of accounting for business combinations.

APPRAISAL RIGHTS (SEE PAGE 32)

     Under Delaware law, some HS Resources stockholders may be entitled to appraisal rights in connection with the merger. Holders of HS Resources common stock, other than a holder who makes a stock election for all of its shares and whose election is not subject to proration, who submit a written demand for appraisal of their shares and who comply with the other applicable statutory procedures under Delaware law, including not voting in favor of adopting the merger agreement, will be entitled to appraisal rights and to receive payment in cash for the fair value of their shares as determined by the Delaware Chancery Court.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION (SEE PAGE 41)

     Kerr-McGee's and HS Resources' common stock are each listed on the New York Stock Exchange. On May 11, 2001, the last full trading day on the New York Stock Exchange prior to the public announcement of the proposed merger, Kerr-McGee common stock closed at $70.57 per share and HS Resources common stock closed at $53.28 per share. Based on the exchange ratio of .9404 and assuming that each HS Resources stockholder was to receive cash consideration for 70% of its shares and stock consideration for 30% of its shares, the pro forma equivalent per share value of the HS Resources common stock on May 11, 2001 was approximately
$66.36. On             , 2001, Kerr-McGee common stock closed at $     per share
and HS Resources common stock closed at $     per share. Based on the foregoing
assumptions, the pro forma equivalent per share value of the HS Resources common
stock on             , 2001 was approximately $     per share.

                              THE MERGER AGREEMENT

     The merger agreement is attached as Annex A to this document. We encourage you to read the merger agreement as it is the legal document that governs the merger.

CONDITIONS TO THE MERGER (SEE PAGES 54 THROUGH 56)

     The completion of the merger depends upon the satisfaction or waiver of a number of customary conditions, including the following:

     - approval by the HS Resources stockholders;

     - the accuracy of each company's representations and warranties and compliance by each company with its agreements contained in the merger agreement;

     - the absence of any law or court order that prohibits the merger;

     - expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act;

     - approval for listing on the New York Stock Exchange of the common stock of the new holding company to be issued in connection with the merger; and

     - the absence of any material adverse effect on HS Resources.

"NO SOLICITATION" PROVISIONS (SEE PAGE 58)

     The merger agreement contains detailed provisions prohibiting HS Resources from seeking an alternative transaction. These "no solicitation" provisions prohibit HS Resources, its officers, directors, employees and representatives from taking any action to solicit a takeover proposal and, subject to some exceptions, including some exceptions that permit the directors of HS Resources to comply with their fiduciary duties, after following specified procedures, from recommending, participating in discussions regarding or furnishing information with respect to any takeover proposal.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 60)

     Kerr-McGee and HS Resources can agree to terminate the merger agreement without completing the merger, and either company can terminate the merger agreement on its own without completing the merger under various circumstances, including if any of the following occurs:

     - the merger is not completed by December 31, 2001, so long as the failure to complete the merger is not the result of the failure of the terminating company to fulfill any of its obligations under the merger agreement; or

     - a court or other governmental, regulatory or administrative authority permanently prohibits the merger.

     Kerr-McGee may terminate the merger agreement if:

     - the HS Resources board of directors withdraws, modifies or amends its recommendation of the merger in any manner adverse to Kerr-McGee or approves or recommends an alternative transaction;

     - any person or group other than Kerr-McGee or its affiliates acquires beneficial ownership of more than 15% of the HS Resources common stock;

     - HS Resources breaches its agreements in the "no solicitation" provisions in any material respect and Kerr-McGee or the new holding company is adversely affected;

     - HS Resources exempts an acquisition of its shares (other than by Kerr-McGee or its affiliates) for purposes of Section 203 of the Delaware General Corporation Law or takes specified actions under its rights agreement; or

     - there is a breach of a representation, warranty or agreement of HS Resources in the merger agreement so that the conditions to the merger cannot be satisfied on or before December 31, 2001 (except if Kerr-McGee or the new holding company is in material breach of the merger agreement).

     HS Resources may terminate the merger agreement if:

     - prior to the special meeting, HS Resources receives a proposal to acquire HS Resources that the HS Resources board of directors determines is superior to the merger and resolves to accept the proposal, but only if HS Resources has complied with its agreements in the "no solicitation" provisions; or

     - there is a breach of a representation, warranty or agreement of Kerr-McGee or its affiliates under the merger agreement so that the conditions to the merger cannot be satisfied on or before December 31, 2001 (except if HS Resources is in material breach of the merger agreement).

TERMINATION FEE AND EXPENSES (SEE PAGE 60)

     The merger agreement requires HS Resources to pay Kerr-McGee a termination fee of $40 million, plus up to $8 million for expenses, if it or Kerr-McGee terminates the merger agreement in several circumstances.

   SUMMARY SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL INFORMATION

     We are providing the following financial information to aid you in your analysis of the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the historical financial statements of Kerr-McGee and HS Resources and the related notes contained in their annual, quarterly and other reports and other information that Kerr-McGee and HS Resources have filed with the Securities and Exchange Commission. See "Where You Can Find More Information" on page 68.

                  KERR-MCGEE HISTORICAL FINANCIAL INFORMATION

                           THREE MONTHS ENDED
                               MARCH 31,                    YEAR ENDED DECEMBER 31,
                           ------------------   ------------------------------------------------
                             2001      2000       2000      1999      1998      1997      1996
                           --------   -------   --------   -------   -------   -------   -------
                                      (DOLLARS IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)
INCOME STATEMENT DATA
Oil sales                  $    455   $   506   $  2,091   $ 1,256   $   790   $ 1,154   $ 1,246
Gas sales                       303       127        752       504       453       612       603
Other revenues                  300       254      1,278       983     1,011       901       943
                           --------   -------   --------   -------   -------   -------   -------
Total revenues             $  1,058   $   887   $  4,121   $ 2,743   $ 2,254   $ 2,667   $ 2,792
                           ========   =======   ========   =======   =======   =======   =======
Income (loss) from
  continuing operations    $    355   $   185   $    842   $   146   $  (345)  $   351   $   358
Income from discontinued
  operations                     --        --         --        --       277        33        56
Extraordinary items              --        --         --        --        --        (2)       --
Cumulative effect of
  accounting changes            (20)       --         --        (4)       --        --        --
                           --------   -------   --------   -------   -------   -------   -------
Net income (loss)          $    335   $   185   $    842   $   142   $   (68)  $   382   $   414
                           ========   =======   ========   =======   =======   =======   =======
Diluted earnings per
  share:
  Continuing operations    $   3.40   $  1.94   $   8.37   $  1.69   $ (3.98)  $  4.02   $  4.05
  Discontinued operations        --        --         --        --      3.20      0.38      0.63
  Extraordinary items            --        --         --        --        --     (0.02)       --
  Cumulative effect of
     accounting changes       (0.19)       --         --     (0.05)       --        --        --
                           --------   -------   --------   -------   -------   -------   -------
  Net income (loss)        $   3.21   $  1.94   $   8.37   $  1.64   $ (0.78)  $  4.38   $  4.68
                           ========   =======   ========   =======   =======   =======   =======
Average common shares
  outstanding, including
  dilution (thousands)      106,506    98,088    103,987    86,497    86,688    87,114    88,505
BALANCE SHEET DATA
Total assets               $  7,882   $ 7,195   $  7,666   $ 5,899   $ 5,451   $ 5,339   $ 5,194
Total debt                    2,218     3,142      2,425     2,525     2,250     1,766     1,849
Total debt less cash          1,982     2,417      2,281     2,258     2,129     1,574     1,719
Stockholders' equity       $  2,768   $ 2,053   $  2,633   $ 1,492   $ 1,346   $ 1,558   $ 1,279
Common shares outstanding
  (thousands)                94,773    94,136     94,484    86,483    86,367    86,794    87,032
Cash dividends declared
  per common share         $   0.45   $  0.45   $   1.80   $  1.80   $  1.80   $  1.80   $  1.64
Total debt to
  capitalization ratio           44%       60%        48%       62%       62%       53%       59%
Debt less cash to
  capitalization ratio           42%       54%        46%       60%       61%       50%       57%

                 HS RESOURCES HISTORICAL FINANCIAL INFORMATION

                             THREE MONTHS ENDED
                                  MARCH 31,                    YEAR ENDED DECEMBER 31,
                             -------------------   -----------------------------------------------
                               2001       2000      2000      1999      1998      1997      1996
                             --------   --------   -------   -------   -------   -------   -------
                                        (DOLLARS IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)
INCOME STATEMENT DATA
Oil sales                    $    19    $    14    $    74   $    38   $    38   $    48   $    40
Gas sales                         85         48        219       141       125        95        73
Other revenues                     7          7         33        15        14         8         4
                             -------    -------    -------   -------   -------   -------   -------
Total revenues               $   111    $    69    $   326   $   194   $   177   $   151   $   117
                             =======    =======    =======   =======   =======   =======   =======
Net income (loss)            $    33    $    10    $    61   $    12   $   (19)  $   (16)  $     2
Diluted earnings (loss) per
  share                      $  1.73    $  0.53    $  3.18   $  0.62   $ (1.00)  $ (0.91)  $  0.15
  Average common shares
     outstanding, including
     dilution (thousands)     19,021     19,161     19,092    18,888    18,609    17,119    14,552
BALANCE SHEET DATA
Total assets                 $ 1,045    $   935    $ 1,008   $   909   $   832   $   956   $   696
Total debt                       449        568        520       580       535       637       399
Total debt less cash             449        567        518       579       525       630       390
Stockholders' equity         $   198    $   179    $   222   $   165   $   153   $   174   $   169
Common shares outstanding
  (thousands)                 18,232     18,853     18,079    18,797    18,326    18,495    17,006
Cash dividends declared per
  common share               $    --    $    --    $    --   $    --   $    --   $    --   $    --
Total debt to
  capitalization ratio            69%        76%        70%       78%       78%       79%       70%
Debt less cash to
  capitalization ratio            69%        76%        70%       78%       78%       78%       70%

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     Selected Unaudited Pro Forma Combined Financial Information. Kerr-McGee and HS Resources are providing the following unaudited pro forma financial information to give you a picture of what the results of operations and financial position of the combined company would have looked like, absent any operational or other changes, had Kerr-McGee's and HS Resources' businesses been combined for the periods and at the dates indicated. This information is provided for illustrative purposes only and does not show what their results of operations or financial position would have been if the merger had actually occurred on the dates assumed. This information also does not indicate what their future operating results or consolidated financial position will be. Please see "Unaudited Pro Forma Financial Statements" on page 44 for a more detailed explanation of this analysis.

     The unaudited pro forma financial information was prepared based on the following assumptions:

     - Kerr-McGee purchased all the outstanding shares of common stock of HS Resources and assumed its debt. Kerr-McGee paid an aggregate of $833 million in cash (at $66 per share) and issued an aggregate of 5,090,230 shares of Kerr-McGee common stock (at a fixed exchange ratio of .9404 shares of Kerr-McGee common stock for each share of HS Resources common stock). The cash was financed under existing Kerr-McGee debt facilities.

     - The unaudited pro forma balance sheet has been prepared as if the merger occurred on March 31, 2001. The unaudited pro forma statement of income has been prepared as if the merger occurred on January 1, 2000.

     - The merger was accounted for as a purchase of HS Resources by Kerr-McGee.

     - Kerr-McGee and HS Resources utilize the successful efforts method of accounting for oil and gas activities.

     - The goodwill recorded in the transaction has been amortized in the pro forma statement of income over the proven reserve life of the oil and gas properties acquired. However, at its May 16, 2001, meeting the Financial Accounting Standards Board (FASB) made a decision to allow nonamortization of goodwill acquired in a transaction completed after June 30, 2001. Instead, the FASB will require impairment tests for goodwill balances (comparison of the fair value of a reporting unit to its carrying amount). The merger of HS Resources will occur after June 30, 2001. Since the FASB has not issued its final standard, current accounting requirements for goodwill amortization have been used.

     - Targeted annual selling and general expense savings of $5 to $10 million have not been reflected as an adjustment to the historical data. These cost savings are expected to result from the consolidation of certain offices and the elimination of duplicate corporate staff and expenses.

     No pro forma adjustments have been made with respect to the following unusual items. These items are reflected in the historical results of Kerr-McGee and HS Resources, as applicable, and should be considered when making period-to-period comparisons.

     - On January 1, 2001, both Kerr-McGee and HS Resources adopted Financial Accounting Standard No. 133, as amended (FAS 133), "Accounting for Derivative Instruments and Hedging Activities." This standard requires all derivative instruments to be recorded as assets or liabilities, measured at fair value, and changes in the derivative's fair value to be recognized currently in earnings unless specific hedge accounting criteria are met.

         Kerr-McGee hedges certain foreign currency risks (future cash flows for certain non-U.S. capital expenditures and operating expenses). Kerr-McGee also has derivative instruments that are not hedges (options associated with Kerr-McGee debt exchangeable for the Devon Energy Corporation (Devon) common stock owned by Kerr-McGee and foreign currency forward sales contracts associated with certain foreign currency denominated chemical accounts receivable). In adopting FAS 133, Kerr-McGee recognized expense of $20 million in the first quarter of 2001 as a cumulative effect of the accounting change. This amount is not reflected in the pro forma income statement. Also in adopting FAS 133, Kerr-McGee chose to reclassify 85% of the Devon shares owned from the "available for sale" category of investments to "trading" and recognized other income of $181 million ($118 million after tax) on January 1, 2001 for the unrealized appreciation on the Devon shares reclassified to "trading." After adoption of FAS 133, the "trading" securities are marked to market through income each month. A more complete description of Kerr-McGee's derivatives is contained in Kerr-McGee's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, which is incorporated herein by reference.

         HS Resources uses derivative instruments to mitigate commodity price risks related to the purchase or sale of oil and natural gas and interest rate swaps to hedge the interest rates on certain borrowings. In adopting FAS 133, HS Resources recorded a net liability of $139.9 million and a cumulative effect of a change in accounting principle in other comprehensive income of $86.7 million, which is net of deferred taxes. For the first quarter of 2001 and the year 2000, sales were reduced by $42 million and $72 million, respectively, for the commodity price hedges. The change in the fair value of the interest rate swaps has been reflected in the fair value of the derivatives in the historical HS Resources balance sheet, but will not affect income until the swaps are settled. Additional information concerning these derivatives is contained in HS Resources' Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, and its Annual Report on Form 10-K for the year ended December 31, 2000, each of which is incorporated herein by reference.

     - During the quarter ended March 31, 2001, Kerr-McGee recognized a pre-tax special item of $25 million for the termination of manganese metal production at the Hamilton, Mississippi electrolytic chemical facility. This charge primarily related to plant and equipment write-offs and other closing costs, including severance.

                                                          THREE MONTHS
                                                             ENDED           YEAR ENDED
                       PRO FORMA                         MARCH 31, 2001   DECEMBER 31, 2000
                       ---------                         --------------   -----------------
                                                            (MILLIONS OF DOLLARS, EXCEPT
                                                                 PER SHARE AMOUNTS)
INCOME STATEMENT DATA
  Sales................................................      $1,169            $4,444
  Income from continuing operations....................         363               805
PER-SHARE INFORMATION
  Income from continuing operations:
     Basic.............................................      $ 3.64            $ 8.17
     Diluted...........................................        3.26              7.38
     Cash dividends declared per common share..........         .45              1.80

                                                             AS OF
                       PRO FORMA                         MARCH 31, 2001
                       ---------                         --------------
BALANCE SHEET DATA:
  Total assets.........................................     $10,517
  Total debt...........................................       3,614
  Total debt less cash.................................       3,377
  Stockholders' equity.................................       3,126
  Book value per share.................................       28.00

                                  RISK FACTORS

     In addition to the matters addressed in "Cautionary Statement Concerning Forward-Looking Statements" on page 14 and the other information included in this document, you should consider the following risk factors carefully in determining whether to approve the merger.

YOU MAY NOT RECEIVE THE FORM OF MERGER CONSIDERATION THAT YOU ELECT

     The merger agreement contains provisions that are designed to assure that approximately 70% of the total consideration to be received by HS Resources stockholders in the merger will be cash and that approximately 30% of the total consideration will be common stock of the new holding company. If elections are made by HS Resources stockholders to receive more cash or common stock of the new holding company than these percentages, either those electing to receive cash or those electing to receive common stock of the new holding company will have the consideration of the type they selected reduced by a pro rata amount, and will receive a portion of their consideration in the form that they did not elect to receive. Accordingly, there is a risk that HS Resources stockholders will not receive a portion of the merger consideration in the form that they elect.

BECAUSE THE EXCHANGE RATIO IS FIXED, THE MARKET VALUE OF KERR-MCGEE COMMON STOCK ISSUED TO THE HS RESOURCES STOCKHOLDERS WILL DEPEND ON MARKET PRICE OF KERR-MCGEE COMMON STOCK WHEN THE MERGER IS COMPLETED

     HS Resources stockholders who receive shares in the merger will receive a fixed number of shares of common stock of the new holding company (which will be renamed Kerr-McGee), rather than a number of shares with a particular fixed market value. The market values of Kerr-McGee and HS Resources common stock at the time of the merger may vary significantly from their prices on the date the merger agreement was executed, the date of this document or the date on which HS Resources stockholders vote on the merger. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Kerr-McGee or HS Resources common stock, the market value of the Kerr-McGee common stock issued in the merger and the HS Resources common stock surrendered in the merger may be higher or lower than the values of such shares on such earlier dates, and may be higher or lower than the $66 to be paid in the cash portion of the merger. Stock price changes may result from a variety of factors that are beyond the control of Kerr-McGee and HS Resources, including changes in their businesses, operations and prospects, regulatory considerations and general and oil and gas specific market and economic conditions. HS Resources is not permitted to "walk away" from the merger or resolicit the vote of its stockholders solely because of changes in the market price of either party's common stock.

MERGER-RELATED CHARGES WILL BE INCURRED

     Kerr-McGee and HS Resources estimate that, as a result of the merger, the combined company will incur certain severance expenses and make certain retention incentive payments in an aggregate amount of approximately $28 million. In addition, Kerr-McGee and HS Resources expect to incur other merger-related expenses of approximately $15 million, consisting of investment banking, legal and accounting fees and financial printing and other related charges. The foregoing amounts are preliminary estimates and the actual amounts may be higher or lower. Moreover, the combined company is likely to incur additional expenses in connection with the integration of Kerr-McGee's and HS Resources' businesses.

FAILURE TO RETAIN KEY EMPLOYEES COULD ADVERSELY AFFECT KERR-MCGEE AFTER THE
MERGER

     The performance of HS Resources as a subsidiary of Kerr-McGee after the merger could be adversely affected if the combined company cannot retain selected key employees and thereby continue execution of the HS Resources business plan. Kerr-McGee is designing an employee retention program to retain selected key employees in addition to the retention incentive payments mentioned in the immediately preceding risk factor, but no assurance can be given as to whether the employee retention program will be successful.

DIRECTORS OF HS RESOURCES MAY HAVE INTERESTS IN THE TRANSACTION THAT ARE DIFFERENT FROM THOSE OF THE STOCKHOLDERS

     A number of directors of HS Resources who recommend that you vote in favor of the merger have severance agreements or compensation or benefit arrangements that provide them with interests in the merger that may be different than yours. The receipt of compensation or other benefits in connection with the merger (including severance payments, acceleration of the vesting of stock options, the cancellation and cashing out of performance shares and the lapsing of restrictions on restricted stock as a result of the merger), or the continuation of indemnification arrangements for current directors of HS Resources following completion of the merger, may influence these directors in making their recommendation that you vote in favor of the merger.

VOLATILE PRODUCT PRICES AND MARKETS COULD ADVERSELY AFFECT RESULTS

     The combined company's results of operations will be highly dependent upon the prices of and demand for oil and gas, and Kerr-McGee's chemical products. Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Accordingly, the prices received by the combined company for its oil and gas production are dependent upon numerous factors which will be beyond its control. These factors include, but are not limited to, the level of ultimate consumer product demand, governmental regulations and taxes, the price and availability of alternative fuels, the level of imports and exports of oil and gas, and the overall economic environment. Any significant decline in prices for oil and gas could have a material adverse effect on the combined company's financial condition, results of operations and quantities of reserves recoverable on an economic basis. Demand for titanium dioxide is dependent on the demand for ultimate products utilizing titanium dioxide pigment. This demand is generally dependent on the status of the economy. The profitability of the combined company's products is dependent on the price realized for them, the efficiency of Kerr-McGee's manufacturing costs, and the ability to acquire feedstock at a competitive price. Should the industries in which the combined company operates experience significant price declines or other adverse market conditions, the combined company may not be able to generate sufficient cash flow from operations to meet its obligations and make planned capital expenditures. In order to manage its exposure to price risks in the sale of its oil and gas, the combined company may from time to time enter into commodities futures or option contracts to hedge a portion of its crude oil and natural gas sales volume, although Kerr-McGee does not currently do so. Any such hedging activities may prevent the combined company from realizing the benefits of price increases above the levels reflected in such hedges. HS Resources has natural gas hedges in place, which are discussed in its Annual Report on Form 10-K for the year ended December 31, 2000 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2001. Kerr-McGee currently expects to terminate such hedges after the merger.

STATE AND LOCAL REGULATION OF OIL AND GAS DEVELOPMENT AND SURFACE DEVELOPMENT CONFLICTS COULD ADVERSELY AFFECT THE COMBINED COMPANIES

     State regulatory authorities have established rules and regulations governing, among other things, permits for drilling and production, drilling and operations, performance bonds, reports concerning operations, discharge, disposal and other waste-related permits, well spacing, unitization and pooling of operations, taxation, environmental and conservation matters. Many of the cities, towns and counties in Colorado affected by oil and gas development have also enacted ordinances and established regulations and procedures that affect oil and gas operations. Finally, the continuing development of housing and other surface uses in the DJ Basin and elsewhere often affects oil and gas development. In general, these measures and development activities make oil and gas development more difficult and their application to the combined companies' operations could adversely affect the results of operations of the combined companies.

FAILURE TO FUND CONTINUED CAPITAL EXPENDITURES COULD ADVERSELY AFFECT THE COMBINED COMPANIES

     If revenues of the combined company substantially decrease as a result of lower oil and gas prices or otherwise, the combined company may have a limited ability to expend the capital necessary to replace its reserves or to maintain production at current levels, resulting in a decrease in production over time. Kerr-McGee and HS Resources expect that the combined company will continue to make capital expenditures for the acquisition, exploration and development of oil and gas reserves. Historically, Kerr-McGee has financed these expenditures primarily with cash flow from operations and proceeds from debt and equity financings, asset sales and sales of partial interests in foreign concessions. Kerr-McGee and HS Resources believe that, after considering the amount of the combined company's debt (see "Unaudited Pro Forma Financial Statements" on page
44), the combined company will have sufficient cash flow from operations, available drawings under its credit facilities and other debt financings to fund capital expenditures. However, if the combined company's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing or other sources of capital will be available to meet these requirements. If the combined company is not able to fund its capital expenditures, its interests in some of its properties may be reduced or forfeited and its future cash generation may be materially adversely affected as a result of the failure to find and develop reserves.

COSTS OF ENVIRONMENTAL LIABILITIES AND REGULATION COULD EXCEED ESTIMATES

     The combined company and/or its subsidiaries are or may become parties to a number of legal and administrative proceedings involving environmental and/or other matters pending in various courts or agencies. These include proceedings associated with facilities currently or previously owned, operated or used by the combined company, its subsidiaries and/or its predecessors, and include claims for personal injuries and property damages. The combined company's current and former operations also involve management of regulated materials and are subject to various environmental laws and regulations. These laws and regulations will obligate the combined company and/or its subsidiaries to clean up various sites at which petroleum and other hydrocarbons, chemicals, low-level radioactive substances and/or other materials have been disposed of or released. Some of these sites have been designated Superfund sites by the Environmental Protection Agency pursuant to the Comprehensive Environmental Response, Compensation and Liability Act.

     It is not possible for us to estimate reliably the amount and timing of all future expenditures related to environmental and legal matters and other contingencies because:

     - some sites are in the early stages of investigation, and other sites may be identified in the future;

     - cleanup requirements are difficult to predict at sites where remedial investigations have not been completed or final decisions have not been made regarding cleanup requirements, technologies or other factors that bear on cleanup costs;

     - environmental laws frequently impose joint and several liability on all potentially responsible parties, and it can be difficult to determine the number and financial condition of other potentially responsible parties and their share of responsibility for cleanup costs; and

     - environmental laws and regulations are continually changing, and court proceedings are inherently uncertain.

     Although management of each of the companies believes that it has established appropriate reserves for cleanup costs, due to these uncertainties the combined company could be required to make additional reserves in the future.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     Kerr-McGee and HS Resources have made certain forward-looking statements in this document and in the documents referred to in this document which are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of the companies and on the information currently available to such management. Forward-looking statements include information concerning possible or assumed future results of Kerr-McGee, HS Resources and the combined company and may be preceded by, followed by, or otherwise include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. These statements occur in, among other places:

     - "Questions and Answers about the Kerr-McGee/HS Resources Merger";

     - "Summary Selected Historical and Unaudited Pro Forma Financial Information";

     - "Risk Factors";

     - "The Merger -- Background of the Merger; HS Resources' Reasons for the Merger; Recommendation of the Board of Directors of HS Resources";

     - "The Merger -- Opinion of HS Resources' Financial Advisor";

     - "Comparative Per Share Information -- Comparative Market Price and Dividend Information";

     - "Unaudited Pro Forma Financial Statements"; and

     - Statements contained elsewhere in this document concerning Kerr-McGee's and HS Resources' plans for the combined company's growth and future operations or financial position.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and stockholder values of Kerr-McGee, HS Resources and the combined company may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond Kerr-McGee's and HS Resources' ability to control or predict. Stockholders of HS Resources are cautioned not to put undue reliance on any forward-looking statements. Except for their ongoing obligations to disclose material information as required by the federal securities laws, Kerr-McGee and HS Resources do not have any intention or obligation to update forward-looking statements after they distribute this document, even if new information, future events or other circumstances have made them incorrect or misleading. For those statements, Kerr-McGee and HS Resources claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

     You should understand that various factors, in addition to those discussed elsewhere in this document and in the documents referred to in this document, could affect the future results of the combined company following the merger and could cause results to differ materially from those expressed in such forward-looking statements, including:

     - materially adverse changes in general economic conditions or in the markets served by Kerr-McGee and HS Resources, including changes in the prices of oil, natural gas, titanium dioxide pigments and other chemicals;

     - the success of the combined company's oil and natural gas exploration, development and production programs;

     - uncertainties about estimates of reserves;

     - the ability of Kerr-McGee and HS Resources to retain certain key employees and thereby continue the execution of the HS Resources business plan;

     - the financial resources of competitors;

     - changes in laws and regulations, including environmental laws, or changes in the administration of such laws and regulations;

     - the quality of future opportunities that may be presented to or pursued by Kerr-McGee, HS Resources or the combined company;

     - the ability to generate cash flows or obtain financing to fund growth and the cost of such financing;

     - the ability to obtain regulatory approvals;

     - the ability to respond to challenges in international markets, including changes in currency exchange rates, political or economic conditions, and trade and regulatory matters; and

     - the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures.

                                   THE MERGER

GENERAL

     The merger agreement provides that HS Resources Merger Sub will merge into HS Resources with HS Resources surviving and that Kerr-McGee Merger Sub will merge into Kerr-McGee with Kerr-McGee surviving. Because both HS Resources Merger Sub and Kerr-McGee Merger Sub are direct, wholly owned subsidiaries of Kerr-McGee Holdco, after the completion of the mergers Kerr-McGee Holdco will own both the current Kerr-McGee and HS Resources as its subsidiaries. At the effective time of the mergers, Kerr-McGee Holdco, the new holding company, will change its name to Kerr-McGee Corporation and the former Kerr-McGee will be renamed Kerr-McGee Operating Corporation. Each share of common stock of Kerr-McGee will become one share of common stock of the new holding company with no exchange of stock certificates. The new holding company will have the same certificate of incorporation, bylaws, directors and officers as the former Kerr-McGee and its common stock will be publicly traded and listed on the New York Stock Exchange under the same symbol as the former Kerr-McGee's common stock.

BACKGROUND OF THE MERGER

     On December 4, 2000, at its regular quarterly meeting, the board of directors of HS Resources discussed how the changing oil and gas industry environment might impact HS Resources' strategic direction. The board concluded that it should be prepared to discuss in more detail, at its next regular meeting in February 2001, the various strategic alternatives available to HS Resources, and the board instructed management to prepare to facilitate such a discussion.

     In early January 2001, HS Resources' management began an internal evaluation and strategic alternatives analysis. On January 5, 2001, Nicholas J. Sutton, HS Resources' Chairman and Chief Executive Officer, discussed with a representative of Lehman Brothers Inc., long-time financial advisor to HS Resources, the possibility of Lehman Brothers assisting in the analysis. Accordingly, on January 25, 2001, representatives of Lehman Brothers met in San Francisco with senior management of HS Resources to discuss the various strategic alternatives available to HS Resources. Following the discussion, Mr. Sutton asked Lehman Brothers to present to the HS Resources board at its February 2001 meeting Lehman Brothers' view of the strategic alternatives available to HS Resources.

     At the regular HS Resources board meeting on February 15, 2001, representatives of Lehman Brothers engaged in a discussion of the environment for exploration and production companies and analyzed several strategic alternatives available to HS Resources, including to continue the company's business in accordance with its existing plan, to acquire or merge with another company for the purpose of growing, or to enter into a terminating transaction in the form of a merger or a sale of HS Resources or its assets.

     On March 7, 2001, Shell Oil Company announced that it had made a proposal to the board of Barrett Resources Corporation to acquire all of the outstanding shares of Barrett, and on March 12, 2001, Shell commenced an unsolicited tender offer for the Barrett shares. Shortly after the announcement of the Shell proposal, Mr. Sutton asked Lehman Brothers to present to the HS Resources board Lehman Brothers' views on how the Barrett situation might affect HS Resources strategic alternatives, in light of the fact that HS Resources' assets and business are similar to those of Barrett. Representatives of Lehman Brothers did so at a special telephonic meeting of the HS Resources board on March 12, 2001. During the meeting Lehman Brothers discussed the various alternatives that had been discussed previously with the HS Resources board as well as the ongoing consolidation in the industry as demonstrated by Shell's offer to acquire Barrett. Lehman Brothers suggested that the stock market activity related to HS Resources and similarly situated exploration and production companies following the Shell announcement underscored the market's expectation that such consolidation would continue. In addition, Lehman Brothers discussed the possibility that exploration and production companies of HS Resources' size would likely continue to be valued in the stock market at a discount to the larger companies for the foreseeable future. At the meeting Lehman Brothers also discussed the industry conditions generally, and the Shell/Barrett situation more particularly. Following the Lehman Brothers presentation, the HS Resources board concluded that additional information as to the potential acquisition value of HS Resources was needed to properly evaluate the possible sale alternative. Accordingly, the HS Resources board decided to retain Lehman Brothers to contact prospective acquirors to learn what level of interest might exist if HS Resources were to consider a sale. The board made clear that it had not made a determination to sell the company, and that a sale would be pursued only if it learned that the price that could be achieved was in the best interest of the shareholders. By engagement letter dated March 13, 2001, HS Resources retained Lehman Brothers to proceed with this market test.

     On March 15, 2001, HS Resources management and Lehman Brothers discussed a strategy to conduct such a market test. HS Resources' management made clear that the market inquiry was to be conducted on a confidential basis because it represented only one of HS Resources' strategic alternatives and because management did not wish to destabilize the ongoing business by potentially unwarranted public speculation concerning a potential transaction. Lehman Brothers and HS Resources' management identified a list of the companies most likely to find HS Resources' assets and organization to be of strategic interest. Lehman Brothers was directed to contact each of these companies and present it with an analysis, based solely on public data, of the strategic and financial implications of a possible transaction with HS Resources. If sufficient interest existed, and subject to execution by interested parties of confidentiality and standstill agreements, HS Resources management would provide access to nonpublic information.

     During the week of March 19, 2001, HS Resources' management and Lehman Brothers agreed on a list of companies that would be contacted. The list included major integrated oil and gas companies, large independent exploration and production companies, and companies in the power generation industry. From March 26, 2001 through April 9, 2001, Lehman Brothers met with these companies to discuss HS Resources.

     On April 17, 18 and 19, 2001, senior managers of HS Resources met with three companies, including Kerr-McGee, that had expressed definite interest in exploring further the possibility of a business combination. Each of the three companies signed confidentiality/standstill agreements. The companies continued due diligence during the weeks of April 23 and 30, 2001, and were provided instructions regarding the submission of acquisition proposals, as well as a proposed form of merger agreement. The companies were advised to submit proposals, including any changes they would require in the draft merger agreement, to Lehman Brothers by the close of business on May 4, 2001.

     On May 4, 2001, Kerr-McGee submitted a bid of $60.50 for each share of HS Resources stock, with the consideration to be 70% cash and 30% stock, and indicated a willingness to structure the transaction to obtain certain tax efficiencies. Kerr-McGee's bid had been approved by the finance committee of Kerr-McGee's board of directors (although the proposed transaction was subject to approval of the full board) and contained only customary conditions. Kerr-McGee's proposal did not include a financing condition. Kerr-McGee also submitted a complete markup of the draft merger agreement.

     A second interested company submitted an indication of interest that was structured as an all stock pooling-of-interests transaction, with a fixed value of $65.00 per share. This proposal contained numerous contingencies, including further due diligence, and the requirement that the transaction receive pooling accounting treatment, and included a unilateral right of the purchaser to terminate the transaction if the market price for the purchaser's common stock fell below a specified level. No markup of the merger agreement was provided. In telephone conversations with Lehman Brothers following receipt of the indication of interest, this company gave assurances that it could provide a markup soon and that the due diligence could be completed within a short time. This company also stated that the proposal required internal investment committee approval and had not yet been presented to its board of directors.

     The third company that had attended the management presentations did not submit a proposal.

     HS Resources, Lehman Brothers and HS Resources' outside counsel, Davis Graham & Stubbs and Wachtell, Lipton, Rosen & Katz, considered the proposals over the weekend following May 4, 2001. On May 6, 2001, Davis Graham & Stubbs provided to HS Resources' senior management an analysis of the proposals from a legal perspective and a summary of Kerr-McGee's material changes to the proposed form of merger agreement, and Lehman Brothers provided a financial and transactional analysis of the proposals. HS Resources' general counsel and outside counsel discussed with Lehman Brothers the legal and structural aspects of the competing proposals in a conference call on the morning of May 6, 2001. Lehman Brothers and HS Resources' management discussed the proposals in a conference call later that day. Following discussion and review of the Lehman Brothers and Davis Graham & Stubbs materials, the HS Resources board directed Lehman Brothers to contact the two parties to seek clarification and provide guidance regarding their respective proposals.

     On the evening of May 6, 2001, Lehman Brothers contacted a representative of the second company and advised that the contingencies in the proposal needed to be eliminated as soon as possible, that it needed to submit a markup of the merger agreement immediately, that it needed to obtain all necessary internal approvals, including board approval, that the company was at a competitive disadvantage because of the contingent nature of its indication of interest and that, while its value proposition was competitive, it should consider increasing the consideration being offered.

     On May 7, 2001, representatives of Lehman Brothers contacted Mr. Luke Corbett, Chairman and Chief Executive Officer of Kerr-McGee. They advised him that Kerr-McGee's proposed value for HS Resources was not compelling, but that its markup of the merger agreement suggested the parties could likely reach agreement if appropriate value were offered.

     On May 8, 2001, the Kerr-McGee board met and discussed its bid for HS Resources. Later that day, Mr. Corbett advised Lehman Brothers that Kerr-McGee was increasing its bid to $66.00 per share in the same ratio of 70% cash and 30% stock, and specified that the stock component would be issued on the basis of a fixed exchange ratio to be agreed upon by the parties. Lehman Brothers advised Kerr-McGee that its revised proposal would be considered at the next HS Resources board meeting, which was expected to take place on May 10.

     On May 7, 2001, the second company requested the right to conduct additional due diligence on HS Resources, which occurred early that week telephonically and in person in Denver. At that time, the second company was advised that any additional proposal it desired to submit should be made by noon Pacific time on Thursday, May 10, the date of the next HS Resources board meeting. The second company was again advised to eliminate the contingencies in its offer, to address the value issues surrounding its bid (including the fixed value mechanism and walk away right) and to consider increasing the value being offered. Additional due diligence and meetings among the parties and Lehman Brothers were conducted on May 9 in Denver, at which these points were reemphasized to the second company. The second company indicated that it would submit a revised proposal but that HS Resources should not expect to be offered higher value. On May 10, 2001, the second company submitted a revised offer letter, along with a markup of the draft merger agreement. The letter offered $65.00 per share in a fixed value stock for stock pooling-of-interests transaction, with the second company retaining the right (i) to change to a 50% cash/50% stock transaction following execution of definitive agreements, and
(ii) if the purchaser's stock price declined by a specified percentage, to substitute cash in lieu of stock. The offer removed the due diligence condition, but remained subject to internal committee and board approvals with board consideration scheduled for Wednesday of the following week. The offer by its terms expired at 5:00 p.m. on May 10, 2001, if not accepted.

     On May 10, 2001, at a regularly scheduled meeting, the board of HS Resources considered the status of the proposals. HS Resources' outside counsel participated in the board meeting by conference telephone call to discuss the board's duties, answer questions, generally advise the board concerning the process that was underway and discuss the proposals and the terms of the revised forms of merger agreement. Counsel advised the board that, based on its review of the Kerr-McGee draft merger agreement and preliminary review of the second company's draft merger agreement, the second company's draft appeared to be somewhat less favorable to HS Resources than the Kerr-McGee draft. The board discussed the respective advantages of pursuing the competing proposals, as well as the relative values of the consideration offered. Given the advanced state of the Kerr-McGee proposal, the determination that the Kerr-McGee proposal appeared to offer significantly greater probability of completion and the high value the proposal represented, the board directed management to begin negotiating a definitive merger agreement with Kerr-McGee. The board also directed counsel to undertake a more detailed review of the second company's draft merger agreement and advised Lehman Brothers to inform the second company that it needed to obtain all internal approvals, including board approval, as promptly as possible.

     On May 10, 2001, after the board meeting, Lehman Brothers contacted the second company to indicate that the board approval contingency in its proposal continued to disadvantage it in the negotiations. Lehman also indicated that HS Resources had not had an adequate opportunity to review the proposed changes to the merger agreement.

     Negotiations between Kerr-McGee and HS Resources commenced on May 11, 2001. On May 12, 2001, the Kerr-McGee and HS Resources negotiating teams arrived at a form of agreement that each was prepared to recommend to its board of directors. Forms of the definitive merger agreement were distributed to members of both the Kerr-McGee and HS Resources boards that evening.

     On May 13, 2001, the HS Resources board met in San Francisco with representatives of Lehman Brothers and HS Resources' general counsel and outside counsel. Lehman Brothers presented its analysis of the Kerr-McGee proposal, discussed the process undertaken with Kerr-McGee and the second company, provided its views as to value for both HS Resources common stock and Kerr-McGee common stock, and delivered its opinion, orally and in writing, that as of such date, based on and subject to the matters discussed with the HS Resources board, the consideration to be offered to the HS Resources stockholders in the merger was fair to the stockholders of HS Resources from a financial point of view. HS Resources' outside counsel advised the board regarding the two proposals under consideration and the contingencies remaining in the second company's proposal. Counsel then proceeded to advise the board concerning its fiduciary duties, reviewed the terms of the merger agreement with the board and answered questions of the board. The board also reviewed each of the matters related to the transaction in which the HS Resources board and HS Resources senior management had an interest that would be different from or in addition to the interests of HS Resources stockholders in general. See "Interests of Certain Persons in the Merger." Following the discussion, the board unanimously determined that the proposed merger agreement with Kerr-McGee and the merger and the other transactions provided for in the merger agreement were advisable and are fair to and in the best interests of HS Resources and its stockholders, unanimously approved the merger agreement and the merger and the other transactions provided for in the merger agreement, and unanimously recommended that the stockholders of HS Resources adopt the merger agreement. Kerr-McGee and HS Resources then executed the merger agreement. The Kerr-McGee board had approved the merger agreement earlier that day. On May 14, 2001, Kerr-McGee and HS Resources issued press releases announcing the merger transaction.

     On May 14, 2001, following issuance of the press release, Lehman Brothers received a telephone call and an e-mail message from a representative of the second company. The message indicated a revised bid of $66.50 per share of HS Resources common stock, plus the $40 million break-up fee and certain expenses, but did not specify the form of consideration or provide any other details. On the telephone call, the representative of the second company stated that the proposal continued to be subject to investment committee and board approval, which would be sought later that week.

     On May 14 and 15, 2001, the general counsel of HS Resources sent letters to the companies other than Kerr-McGee that had received non-public information regarding HS Resources informing them that HS Resources had entered into a merger agreement with Kerr-McGee, requesting that they return confidential material, and noting the continued effectiveness of the standstill provisions of their confidentiality agreements.

     On May 15, 2001, a representative of Lehman Brothers was contacted by a representative of an investment banking firm that had been retained by the second company in connection with the proposed transaction. The representative of Lehman Brothers confirmed that HS Resources had entered into a merger agreement with Kerr-McGee and that the second company was subject to a standstill agreement. Since May 15, 2001, neither HS Resources nor Lehman Brothers has had any further communication with or from either of these companies relating to HS Resources.

HS RESOURCES' REASONS FOR MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS OF HS RESOURCES

     At a special meeting of the HS Resources board held on May 13, 2001, the HS Resources board unanimously:

     - determined that the merger agreement and the merger and the other transactions provided for in the merger agreement are advisable and are fair to and in the best interests of HS Resources and its stockholders;

     - approved the merger agreement and the merger and the other transactions provided for in the merger agreement;

     - recommended that the stockholders of HS Resources adopt the merger agreement; and

     - directed that the merger agreement be submitted for consideration by HS Resources' stockholders at a special meeting of HS Resources stockholders.

     HS Resources' Reasons for the Merger. The HS Resources board has determined that the merger is in the best interests of HS Resources and its stockholders because it believes that the value of the cash and the stock consideration in the combined company is more likely than not to be superior to the long term value of an investment in HS Resources as a stand-alone company. The decision of the HS Resources board to approve the merger agreement and recommend its adoption by HS Resources' stockholders was based upon various factors, including, in addition to the factors mentioned in "-- Background of the Merger" on page 15, the following:

     - the judgment, advice and analyses of senior management of HS Resources, including senior management's analysis of conditions in the oil and gas exploration and production industry generally and the strategic options available to HS Resources, including HS Resources' continued pursuit of its strategic plan as an independent company;

     - the value of the cash and stock consideration offered in the merger in relation to historical and current market trading prices for HS Resources common stock and the underlying value of HS Resources' net assets;

     - the process of soliciting offers conducted by HS Resources management and Lehman Brothers, and the negotiations with Kerr-McGee and the second company, leading to the belief that the values of the Kerr-McGee proposal represented the highest price per share that could be negotiated for HS Resources stock;

     - the HS Resources board's consideration of the business, operations, financial position, prospects and personnel of HS Resources and Kerr-McGee on a combined basis;

     - the discussions with HS Resources' counsel and Lehman Brothers regarding the terms of the merger agreement, the ability of HS Resources under certain conditions to consider unsolicited alternative proposals, the ability to terminate the agreement on certain conditions and the termination fee payable in the event of the occurrence of certain termination events (see "The Merger Agreement" beginning on page 52, including "-- Conditions to the Completion of the Merger," "-- No Solicitation of Takeover Proposals," "-- Termination," and
       "-- Termination Fees and Expenses"). The HS Resources board considered that provisions of the merger agreement prohibiting HS Resources from soliciting further acquisition proposals and requiring the payment of a termination fee to Kerr-McGee in certain events could have the effect of deterring alternative acquisition proposals. The board concluded that this effect was not so great as to preclude the emergence of a higher offer for HS Resources and that the merger agreement contains appropriate provisions allowing the board to terminate the merger agreement in order to accept such an offer if one were made;

     - the opinion of Lehman Brothers described below that, as of the date of such opinion and based upon and subject to certain matters stated therein, the consideration to be offered to the stockholders of HS Resources was fair from a financial point of view to the stockholders of HS Resources (see "-- Opinion of HS Resources' Financial Advisor" on page
       20); and

     - that the merger will be accomplished, for United States federal income tax purposes, on a potentially tax-deferred basis, in whole or in part, to stockholders who elect to receive stock consideration (see
       "-- Material United States Federal Income Tax Consequences" on page 34).

     The merger agreement was the end product of a process involving contacts with a number of companies, of which several were potentially interested and received an initial presentation by Lehman Brothers. These companies represented various types of businesses that were expected to have an interest in acquiring HS Resources. Three of these companies devoted significant time and effort to studying non-public data concerning HS Resources and a possible acquisition of HS Resources, and two submitted proposals. The proposal submitted by Kerr-McGee was not only the higher of the two in terms of the consideration offered to HS Resources stockholders, but also appeared to offer greater certainty of completion.

     In reaching its decision to approve the merger agreement and the merger and to recommend adoption of the merger agreement by the HS Resources stockholders, the HS Resources board did not view any single factor as determinative, and did not find it necessary or practicable to assign any relative or specific weights to the various factors considered. Furthermore, individual directors may have given differing weights to different factors.

     The HS Resources board believes that each of the factors listed above supports the decision to adopt the merger agreement. The HS Resources board did not specifically adopt Lehman Brothers' opinion, but did rely on it in reaching its conclusion that the merger is advisable and fair to and in the best interests of HS Resources and its stockholders and considered it an important factor in determining whether to approve the merger agreement. The HS Resources board was aware of the relationship between Lehman Brothers and Kerr-McGee as described under "Opinion of HS Resources' Financial Advisor" on page 20 and concluded that the ability of Lehman Brothers to act in the best interest of HS Resources had not been compromised, and that Lehman Brothers had in fact so acted in carrying out its assignment.

     Recommendation of the HS Resources Board. The HS Resources board unanimously recommends that the stockholders of HS Resources vote "FOR" adoption of the merger agreement.

OPINION OF HS RESOURCES' FINANCIAL ADVISOR

     Lehman Brothers has acted as financial advisor to HS Resources in connection with the proposed transaction. On May 13, 2001, Lehman Brothers rendered its opinion to the board that as of such date, and based upon and subject to certain matters stated therein, from a financial point of view, the consideration to be offered to the HS Resources stockholders in the merger was fair to such stockholders.

     THE FULL TEXT OF LEHMAN BROTHERS' OPINION, DATED MAY 13, 2001, IS INCLUDED AS ANNEX B TO THIS DOCUMENT AND IS INCORPORATED IN THIS DOCUMENT BY REFERENCE. HOLDERS OF HS RESOURCES' COMMON STOCK MAY READ LEHMAN BROTHERS' OPINION FOR A DISCUSSION OF THE PROCEDURES FOLLOWED, FACTORS CONSIDERED, ASSUMPTIONS MADE AND QUALIFICATIONS AND LIMITATIONS OF THE REVIEW UNDERTAKEN BY LEHMAN BROTHERS IN CONNECTION WITH ITS OPINION.

     LEHMAN BROTHERS' ADVISORY SERVICES AND OPINION WERE PROVIDED FOR THE INFORMATION AND ASSISTANCE OF THE HS RESOURCES BOARD OF DIRECTORS IN CONNECTION WITH ITS CONSIDERATION OF THE PROPOSED TRANSACTION. LEHMAN BROTHERS' OPINION IS NOT INTENDED TO BE AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF HS RESOURCES AS TO WHETHER TO VOTE FOR OR AGAINST THE ADOPTION OF THE MERGER AGREEMENT. LEHMAN BROTHERS WAS NOT REQUESTED TO OPINE AS TO, AND ITS OPINION DOES NOT ADDRESS, HS RESOURCES' UNDERLYING BUSINESS DECISION TO PROCEED WITH OR EFFECT THE MERGER.

     In arriving at its opinion, Lehman Brothers reviewed or considered, among other things:

     - the merger agreement in substantially the form to be executed and the specific terms of the proposed transaction;

     - publicly available information concerning HS Resources that Lehman Brothers believed to be relevant to its analysis, including HS Resources' Annual Report on Form 10-K for the year ended December 31, 2000 and HS Resources' Quarterly Report on Form 10-Q for the period ended March 31, 2001;

     - publicly available information concerning Kerr-McGee that Lehman Brothers believed to be relevant to its analysis, including Kerr-McGee's Annual Report on Form 10-K for the year ended December 31, 2000 and Kerr-McGee's press release relating to Kerr-McGee's earnings announcement for the period ended March 31, 2001;

     - published estimates of third party research analysts with respect to the future financial performance of HS Resources and Kerr-McGee;

     - financial and operating information with respect to the business, operations and prospects of HS Resources furnished to Lehman Brothers by HS Resources, including certain financial projections for HS Resources for the period from 2001 through 2005 prepared by HS Resources;

     - estimates of proved and non-proved reserves and future production, revenue, operating costs and capital investment for HS Resources prepared by HS Resources;

     - trading histories of the common stock of HS Resources and Kerr-McGee from May 12, 2000 to May 11, 2001 and a comparison of those trading histories with each other and with those of other companies that Lehman Brothers deemed relevant;

     - a comparison of the historical financial results and present financial condition of HS Resources and Kerr-McGee with each other and with those of other companies that Lehman Brothers deemed relevant;

     - the potential pro forma impact of the proposed transaction on the future financial performance of the combined company;

     - a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Lehman Brothers deemed relevant; and

     - Lehman Brothers' efforts to solicit indications of interest and proposals from third parties with respect to an acquisition of HS Resources.

     In addition, Lehman Brothers had discussions with the management of HS Resources concerning HS Resources' business, operations, assets, financial condition, prospects, reserves, production profiles and exploration programs and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

     In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of the information and further relied upon the assurances of management of HS Resources that they were not aware of any facts or circumstances that would make the information inaccurate or misleading. With respect to the financial projections of HS Resources and the estimates of future production, revenue, operating costs and capital investment for HS Resources, upon advice of HS Resources, Lehman Brothers assumed that these projections and estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of HS Resources' management as to the future performance of HS Resources, and that HS Resources would perform substantially in accordance with such projections and estimates. Lehman Brothers was not provided with, and did not have access to, any financial projections of Kerr-McGee. However, Kerr-McGee confirmed to Lehman Brothers that the published estimates of third party research analysts were a reasonable basis upon which to evaluate the future financial performance of Kerr-McGee. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of HS Resources or Kerr-McGee and did not make or obtain any evaluations or appraisals of the assets or liabilities of HS Resources or Kerr-McGee. Lehman Brothers' opinion necessarily was based on market, economic and other conditions as they existed on, and could be evaluated as of, May 13, 2001.

     No limitations were imposed by HS Resources on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in rendering its opinion. In connection with rendering its opinion, Lehman Brothers performed financial, comparative and other analyses as described below. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to HS Resources, but rather made its determination as to the fairness, from a financial point of view, of the consideration per share to be offered to HS Resources' stockholders in the proposed transaction on the basis of the analysis described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and, therefore, an opinion of this type is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of the analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of HS Resources. Any estimates contained in the analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in the analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses could actually be sold.

  Valuation Analysis: HS Resources

     Lehman Brothers performed a valuation of HS Resources using the following methodologies: net asset valuation analysis, comparable companies analysis and comparable transactions analysis. Each of these methodologies was used to generate a reference enterprise value range for HS Resources. The enterprise value range was adjusted for appropriate on and off balance sheet assets and liabilities to arrive at an equity value range (in aggregate dollars). The equity value range was divided by fully diluted shares outstanding, which is comprised of primary shares and outstanding options. The per share equity value ranges were then compared to the consideration to be offered to HS Resources' stockholders in the merger. The implied per share equity values derived using the various valuation methodologies described above supported the conclusion that the consideration offered to the HS Resources' stockholders in the proposed transaction was fair, from a financial point of view, to the stockholders.

     The various valuation methodologies noted above and the implied per share equity values derived from these methodologies are included in the following table. This table should be read together with the more detailed descriptions set forth below. The table alone does not constitute a complete description of the financial and comparative analyses performed by Lehman Brothers. Considering the implied per share equity values without considering the narrative description of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the process underlying, and conclusions represented by, the Lehman Brothers' opinion.

                                                                         IMPLIED EQUITY
VALUATION METHODOLOGY    SUMMARY DESCRIPTION OF VALUATION METHODOLOGY    VALUE PER SHARE
---------------------    --------------------------------------------    ---------------
Net asset valuation
  analysis.............
                         Net present valuation of after-tax cash flows
                         generated by proved reserves using selected
                         hydrocarbon pricing scenarios and discount
                         rates plus evaluation of probable reserves
                         and other assets and liabilities

                         - Case I Commodity Prices                        $37.45-$48.85

                         - Case II Commodity Prices                       $46.75-$59.60

                         - Case III Commodity Prices                      $63.06-$79.64

Comparable companies
  analysis.............
                         Market valuation benchmark based on the
                         common stock trading multiples of selected
                         comparable companies for selected financial
                         and asset-based measures excluding
                         incorporation of a control premium               $49.69-$59.87

                         Comparable companies valuation analysis
                         incorporating a theoretical 25% control
                         premium                                          $62.11-$74.84
Comparable transactions
  analysis.............
                         Market valuation benchmark based on
                         consideration paid in selected comparable
                         transactions                                     $47.14-$57.32

Consideration offered
  to HS Resources'
  stockholders in the
  merger calculated
  using an average of
  the closing prices on
  the five most recent
  trading days prior to
  the date of the
  opinion..............                                                   $       66.00

     Net Asset Valuation Analysis. Lehman Brothers estimated the present value of the future after-tax cash flows expected to be generated from HS Resources' proved, probable and possible reserves and the exploration portfolio as of December 31, 2000 based on estimated reserves, production cost estimates and a range of discount rates as described below and assuming a tax rate of 38%, all as provided by HS Resources' management and discussed with HS Resources' management. Lehman Brothers added to these estimated values for proved, probable and possible reserves and the exploration portfolio, assessments of the value of certain other assets and liabilities of HS Resources, including the gathering, marketing and transportation business units and the company's commodity hedging portfolio. Gathering, marketing and transportation business units were assessed using a range of multiples as determined by Lehman Brothers through discussions with HS Resources' management. The net asset valuation analysis was performed under three commodity price scenarios (Case I, Case II and Case III), which are described below.

     The natural gas and oil price forecasts employed by Lehman Brothers were based on New York Mercantile Exchange ("NYMEX") price forecasts (assuming Henry Hub, Louisiana delivery for natural gas and West Texas Intermediate, Cushing, Oklahoma delivery for oil) from which adjustments were made to reflect location and quality differentials. NYMEX gas price quotations are stated in heating value equivalents per million British Thermal Units ("MMBtu"), which are adjusted to reflect the value per thousand cubic feet ("MCF") of gas. NYMEX oil price quotations are stated in dollars per barrel of crude oil. The table below presents a summary of the commodity forecasts employed by Lehman Brothers for each pricing case.

                                                                              ESCALATION
HENRY HUB ($/MMBTU)                                   2001E   2002E   2003E   THEREAFTER
-------------------                                   -----   -----   -----   ----------
Case I..............................................  $5.00   $4.00   $3.50      2.0%
Case II.............................................  $5.24   $4.39   $4.13      1.0%
Case III............................................  $5.96   $5.11   $4.69      2.5%

                                                                              ESCALATION
WEST TEXAS INTERMEDIATE ($/BARREL)                 2001E    2002E    2003E    THEREAFTER
----------------------------------                 ------   ------   ------   ----------
Case I...........................................  $26.50   $22.50   $21.00      2.0%
Case II..........................................  $28.59   $25.81   $23.13      1.0%
Case III.........................................  $27.60   $24.44   $23.42      2.5%

     The following table summarizes the discount rate ranges Lehman Brothers employed to estimate the present value of the future after-tax cash flows for each of the different reserve categories.

                                                             LOW DISCOUNT   HIGH DISCOUNT
RESERVE CATEGORY                                              RATE CASE       RATE CASE
----------------                                             ------------   -------------
Proved Developed Producing.................................        9%            11%
Proved Developed Non-producing.............................       11%            13%
Proved Undeveloped.........................................       13%            15%
Probable...................................................       15%            18%
Possible...................................................       20%            30%
Exploration Portfolio......................................       30%            50%

     The net asset valuation analysis resulted in implied per share equity values of $37.45 to $48.85 for Case I; $46.75 to $59.60 for Case II; and $63.06 to $79.64 for Case III. The consideration of $66.00 per share offered to HS Resources' stockholders in the merger exceeds the high end of the valuation ranges for Case I and II and falls within the range for Case III.

     Comparable Companies Analysis. Lehman Brothers reviewed the public stock market trading multiples for selected exploration and production companies including:

     - Barrett Resources Corporation

     - Cabot Oil & Gas Corporation

     - Chesapeake Energy Corporation

     - Cross Timbers Oil Company

     - Forest Oil Corporation

     - Louis Dreyfus Natural Gas Corp.

     - Patina Oil & Gas Corporation

     - Pioneer Natural Resources Company

     - Swift Energy Company

     - Tom Brown, Inc.

     Using publicly available information, including certain published equity research estimates from Lehman Brothers and elsewhere, Lehman Brothers calculated and analyzed equity and adjusted capitalization multiples of certain historical and projected financial and operating criteria such as earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses ("EBITDE"), proved reserves, net income and discretionary cash flow. The adjusted capitalization of each company was obtained by adding its long-term debt to the sum of the market value of the common equity, the value of its preferred stock and the book value of any minority interest, minus cash balance. The projected 2001 and 2002 EBITDE multiple ranges were determined to be 4.0x to 5.0x and 4.5x to 5.5x, respectively. Proved reserve multiple ranges were determined to be $1.10 to $1.40 per thousand cubic feet of gas equivalent ("Mcfe"); the multiples were applied to HS Resources' internal proved reserve estimates as of December 31, 2000. The appropriate projected 2001 and 2002 net income multiple ranges were determined to be 8.0x to 10.0x and 10.0x to 12.0x, respectively. The appropriate projected 2001 and 2002 discretionary cash flow multiple ranges were determined to be 3.5x to 4.5x and 4.0x to 5.0x, respectively.

     This methodology yielded valuations for HS Resources that implied a per share equity value range of $46.69 to $59.87. Additionally, a theoretical control premium was applied to reflect the potential additional per share value of owning a majority interest in the equity of HS Resources. This theoretical control premium was estimated to be 25%. This methodology yielded valuations for HS Resources that implied a per share equity value range of $62.11 to $74.84. The consideration of $66.00 per share offered to HS Resources' stockholders in the merger falls within this range.

     Because of the inherent differences between the corporate structure, businesses, operations and prospects of HS Resources and the corporate structure, businesses, operations and prospects of the companies included in the comparable company groups, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the financial and operating characteristics of HS Resources and the companies in the comparable company group that would affect the public trading values of HS Resources and such comparable companies.

     Comparable Transactions Analysis. Lehman Brothers reviewed certain publicly available information on selected corporate level and asset acquisition transactions which were announced or took place from January 1997 to May 2001, including:

     - The Williams Companies, Inc./Barrett Resources Corporation

     - Pure Resources, Inc./Hallwood Energy Corporation

     - Vintage Petroleum, Inc./Genesis Exploration Ltd.

     - PrimeWest Energy Trust/Cypress Energy Inc.

     - Anadarko Petroleum Corporation/Berkley Petroleum Corp.

     - Calpine Corporation/Encal Energy Ltd.

     - Bellwether Exploration Company/Bargo Energy Company

     - Ocean Energy Inc./Texoil, Inc.

     - Anderson Exploration Ltd./Numac Energy Inc.

     - Alberta Energy Company Ltd./Ballard Petroleum, LLC

     - Texaco Inc./EnerVest Management Partners, Ltd.

     - USX-Marathon Group/Pennaco Energy Inc.

     - Pogo Producing Company/North Central Oil Corporation

     - Stone Energy Corporation/Basin Exploration, Inc.

     - Forest Oil Corporation/Forcenergy Inc.

     - Devon Energy Corporation/Santa Fe Snyder Corporation

     - BP Amoco Corporation/Vastar Resources, Inc.

     - AEC Oil & Gas (USA) Inc./McMurry Oil Company

     - Pure Resources, Inc./Titan Exploration, Inc.

     - Devon Energy Corporation/PennzEnergy Company

     - Santa Fe Energy Resources, Inc./Snyder Oil Corporation

     - Ocean Energy Inc./United Meridian

     - Burlington Resources Inc./The Louisiana Land & Exploration Company

     - Mesa Inc./Parker & Parsley Petroleum Company

     For each transaction, relevant transaction multiples were analyzed including: total purchase price (equity purchase price plus assumed obligations) divided by latest twelve month ("LTM") EBITDE; total purchase price divided by proved oil and natural gas reserves on an Mcfe basis; and equity purchase price divided by the LTM discretionary cash flow. The appropriate LTM EBITDE multiple range was determined to be 6.0x to 7.0x. The appropriate proved reserve multiple range for corporate transactions was determined to be $1.00 to $1.40 per Mcfe. The appropriate proved reserve multiple range for asset acquisitions was determined to be $1.10 to $1.25 per Mcfe. The appropriate LTM discretionary cash flow multiple range was determined to be 6.0x and 7.0x.

     This methodology yielded valuations for HS Resources that implied per share equity values ranging from $47.14 to $57.32. The consideration of $66.00 per share offered to the HS Resources' stockholders in the merger exceeds the high end of this valuation range.

     Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of HS Resources and the acquired businesses analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of each of these transactions and the proposed transaction.

     Exploration and Production Transaction Premiums Analysis. Lehman Brothers reviewed certain publicly available information related to selected exploration and production corporate transactions to calculate the amount of the premiums paid by the acquirers to the acquired company's stockholders. Transactions analyzed included:

     - The Williams Companies, Inc./Barrett Resources Corporation

     - Bellwether Exploration Company/Bargo Energy Company

     - Ocean Energy Inc./Texoil, Inc.

     - USX-Marathon Group/Pennaco Energy Inc.

     - Stone Energy Corporation/Basin Exploration, Inc.

     - Forest Oil Corporation/Forcenergy Inc.

     - Devon Energy Corporation/Santa Fe Snyder Corporation

     - Anadarko Petroleum Corporation/Union Pacific Resources Group Inc.

     Lehman Brothers calculated the premiums paid by the acquiror by comparing the per share purchase price in each transaction to the historical stock price of the acquired company as of one day, one week and one month prior to the announcement date. Lehman Brothers compared the premiums paid in the precedent transactions to the premium levels implied by the $66.00 per share consideration offered to HS Resources' stockholders in the merger. The table below sets forth the summary results of the analysis:

                                                               PERCENTAGE PREMIUM TO THE
                                                              PRICE AS OF DAY(S) PRIOR TO
                                                               TRANSACTION ANNOUNCEMENT
                                                              ---------------------------
SELECTED TRANSACTIONS                                         1-DAY    1-WEEK    4-WEEKS
---------------------                                         ------   -------   --------
Mean........................................................   25.5%    29.6%      41.7%
Median......................................................   20.1%    29.0%      41.8%
Premium offered to HS Resources' stockholders in the
  merger....................................................   23.9%    41.4%      46.7%

     Additionally, Lehman Brothers advised the board of directors that the $66.00 per share consideration offered to HS Resources' stockholders in the merger was a premium of 21.1% to HS Resources' all-time and 52-week high of $54.48.

 Valuation Analysis: Kerr-McGee

     Lehman Brothers performed a valuation of Kerr-McGee using the following methodologies: net asset valuation analysis, comparable companies analysis and comparable transactions analysis. Each of these methodologies was applied to both the E&P and chemicals businesses to generate a reference enterprise value range for each. The two were then combined to arrive at a reference enterprise value range for Kerr-McGee. The enterprise value range was adjusted for appropriate on and off balance sheet assets and liabilities to arrive at an equity value range (in aggregate dollars). The equity value range was divided by fully diluted shares outstanding which is comprised of primary shares and outstanding options. The per share equity value ranges were then compared to the value per Kerr-McGee share on May 11, 2001. The implied per share equity values derived using the various valuation methodologies described above supported the conclusion that the consideration offered to HS Resources' stockholders in the merger was fair, from a financial point of view, to the stockholders.

     The various valuation methodologies noted above and the implied per share equity values derived from these methodologies are included in the following table. This table should be read together with the more detailed descriptions set forth below. The table alone does not constitute a complete description of the financial and comparative analyses. Considering the implied per share equity values without considering the narrative description of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the process underlying, and conclusions represented by, Lehman Brothers' opinion.

                                                                         IMPLIED EQUITY
VALUATION METHODOLOGY    SUMMARY DESCRIPTION OF VALUATION METHODOLOGY    VALUE PER SHARE
---------------------    ---------------------------------------------   ---------------
Net asset valuation
  analysis.............
                         Net present valuation of after-tax cash flows
                         generated by proved reserves using selected
                         hydrocarbon pricing scenarios and discount
                         rates plus evaluation of probable reserves
                         and other assets and liabilities

                         - Case I Commodity Prices                        $57.54-$70.62

                         - Case II Commodity Prices                       $66.57-$80.83

                         - Case III Commodity Prices                      $78.47-$94.89

Comparable companies
  analysis.............
                         Market valuation benchmark based on the
                         common stock trading multiples of selected
                         comparable companies for selected financial
                         and asset-based measures excluding
                         incorporation of a control premium               $64.60-$86.08

Comparable transactions
  analysis.............
                         Market valuation benchmark based on
                         consideration paid in selected comparable
                         transactions                                     $76.74-$88.88

Value per Kerr-McGee
  share based on May
  11, 2001 closing
  price................                                                   $       70.57

     Net Asset Valuation Analysis. Lehman Brothers estimated the present value of the future after-tax cash flows expected to be generated from Kerr-McGee's proved reserves as of December 31, 2000 based on Kerr-McGee's year-end 2000 reserves and economics per FAS 69 data in its Form 10-K and a range of discount rates deemed appropriate by Lehman Brothers and assuming a tax rate of 38%. Lehman Brothers added to these estimated values for proved reserves assessments of the value of certain other assets and liabilities of Kerr-McGee, including probable and possible reserves and its exploration portfolio. Identified probable and possible reserves were assessed using a range of multiples of the assessed value of proved reserves. The exploration portfolio was assessed using a value range of 1.0x to 1.5x book value. The net asset valuation analysis was performed under the three commodity price scenarios (Case I, Case II and Case
III) as previously described.

     Lehman Brothers estimated the present value of the future after-tax cash flows expected to be generated from Kerr-McGee's chemical business based on Lehman Brothers' equity research cash flow estimates for the years 2001 through 2005, multiples to estimate the terminal value and discount rates of 11% and 9% for the low and high cases, respectively, and assuming a tax rate of 38%.

     The aggregate net asset valuation analysis resulted in implied per share equity values of $57.74 to $70.62 for Case I; $66.57 to $80.83 for Case II; and $78.47 to $94.89 for Case III. The market value per Kerr-McGee share of $70.57 on May 11, 2001 falls at the higher end of the Case I valuation range, within the Case II range and below the lower end of the Case III valuation range.

     Comparable Companies Analysis. Lehman Brothers reviewed the public stock market trading multiples for selected exploration and production companies including:

     - Anadarko Petroleum Corporation

     - Apache Corporation

     - Burlington Resources Inc.

     - Devon Energy Corporation

     - EOG Resources, Inc.

     - Noble Affiliates, Inc.

     - Ocean Energy Inc.

     - Pioneer Natural Resources Company

     - Unocal Corporation

     Using publicly available, information including certain published equity research estimates from Lehman Brothers and elsewhere, Lehman Brothers calculated and analyzed equity and adjusted capitalization multiples of certain historical and projected financial and operating criteria such as EBITDE, proved reserves, net income and discretionary cash flow. The adjusted capitalization of each company was obtained by adding its long-term debt to the sum of the market value of the common equity, the value of its preferred stock and the book value of any minority interest, minus cash balance. The projected 2001 and 2002 EBITDE multiple ranges were determined to be 3.5x to 4.5x and 4.0x to 5.0x, respectively. Proved reserve multiple ranges were determined to be $1.20 to $1.40 per Mcfe; the multiples were applied to Kerr-McGee reserve estimates data as of December 31, 2000. The appropriate projected 2001 and 2002 net income multiple ranges were determined to be 8.5x to 10.0x and 11.5x to 13.0x, respectively. The appropriate projected 2001 and 2002 discretionary cash flow multiple ranges were determined to be 3.5x to 4.0x and 4.0x to 4.5x, respectively.

     Lehman Brothers also reviewed the public stock market trading multiples for selected chemical companies including:

     - Millennium Chemicals Inc.

     - NL Industries, Inc.

     - Acetex Corporation

     - Georgia Gulf Corporation

     - Lyondell Chemical Company

     - Olin Corporation

     Using publicly available information, Lehman Brothers calculated and analyzed the adjusted capitalization multiples of certain historical and projected financial and operating criteria such as earnings before interest, taxes, depreciation, depletion, and amortization expenses ("EBITDA"), earnings before interest and taxes ("EBIT"), property plant and equipment ("PP&E") and titanium dioxide capacity. The adjusted capitalization of each company was obtained by adding its long-term debt to the sum of the market value of the common equity, the value of its preferred stock and the book value of any minority interest, minus cash balance. The projected 2001 and 2002 EBITDA multiple ranges were determined to be 4.5x to 5.5x and 4.0x to 5.0x, respectively. The projected 2001 and 2002 EBIT multiple ranges were determined to be 6.0x to 8.0x and 5.0x to 7.0x, respectively. The PP&E multiple range was determined to be 1.5x to 2.0x. The titanium dioxide capacity multiple range was determined to be $1,800 to $2,200 per ton of annual capacity.

     This methodology yielded aggregate valuations for Kerr-McGee that implied a per share equity value range of $64.60 to $86.08. The value per share of Kerr-McGee common stock of $70.57 on May 11, 2001 is within this valuation range.

     Because of the inherent differences between the corporate structure, businesses, operations and prospects of Kerr-McGee and the corporate structure, businesses, operations and prospects of the companies included in the comparable company groups, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the financial and operating-characteristics of Kerr-McGee and the companies in the comparable company group that would affect the public trading values of Kerr-McGee and such comparable companies.

     Comparable Transactions Analysis. Lehman Brothers reviewed certain publicly available information on selected transactions of exploration and production companies which were announced or took place from April 1997 to May 2001, including:

     - The Williams Companies, Inc./Barrett Resources Corporation

     - Pure Resources, Inc./Hallwood Energy Corporation

     - Vintage Petroleum, Inc./Genesis Exploration Ltd.

     - PrimeWest Energy Trust/Cypress Energy Inc.

     - Anadarko Petroleum Corporation/Berkley Petroleum Corp.

     - Calpine Corporation/Encal Energy Ltd.

     - Bellwether Exploration Company/Bargo Energy Company

     - Ocean Energy Inc./Texoil, Inc.

     - Anderson Exploration Ltd./Numac Energy Inc.

     - Alberta Energy Company Ltd./Ballard Petroleum, LLC

     - Texaco Inc./EnerVest Management Partners, Ltd.

     - USX-Marathon Group/Pennaco Energy, Inc.

     - Pogo Producing Company/North Central Oil Corporation

     - Stone Energy Corporation/Basin Exploration, Inc.

     - Forest Oil Corporation/Forcenergy Inc.

     - Devon Energy Corporation/Santa Fe Snyder Corporation

     - BP Amoco Corporation/Vastar Resources, Inc.

     - AEC Oil & Gas (USA) Inc./McMurry Oil Company

     - Pure Resources, Inc./Titan Exploration, Inc.

     - Devon Energy Corporation/PennzEnergy Company

     - Santa Fe Energy Resources, Inc./Snyder Oil Corporation

     - Ocean Energy Inc./United Meridian

     - Burlington Resources Inc./The Louisiana Land & Exploration Company

     - Mesa Inc./Parker & Parsley Petroleum Company

     For each transaction, relevant transaction multiples were analyzed including: total purchase price (equity purchase price plus assumed obligations) divided by LTM EBITDE and total purchase price divided by proved oil and natural gas reserves on an Mcfe basis. The appropriate LTM EBITDE multiple range was determined to be 4.0x to 5.0x. The appropriate proved reserve multiple range was determined to be $1.00 to $1.40 per Mcfe.

     Lehman Brothers also reviewed certain publicly available information on selected transactions of chemical companies or divisions of companies which were announced or took place from May 1999 to May 2001, including:

     - Kerr-McGee Chemical/Kemira Pigments Inc.

     - Millennium Chemicals Inc./Rhone-Poulenc, Inc.

     - Huntsman Specialty Chemicals Corporation/ICI's Polyurethane, Petrochemical and Titanium Dioxide Businesses

     - Dupont Co./ICI's Titanium Dioxide Operations

     - M.A. Hanna Company/The Geon Company

     - Imetal SA/English China Clays PLC

     - KKR & Co., L.P./Laporte plc -- Non-Specialty Organics

     - Resolution Performance Products LLC/Shell Resins and Versatics

     - Eastman Chemical Company/McWhorter Technologies, Inc.

     - Cookson Group plc/Premier Refractories International Inc.(Alpine Group, Inc.)

     For each transaction, relevant transaction multiples were analyzed including: total purchase price (equity purchase price plus assumed obligations) divided by LTM revenues; total purchase price (equity purchase price plus assumed obligations) divided by LTM and projected 2001 EBITDA; total purchase price (equity purchase price plus assumed obligations) divided by LTM EBIT; and total purchase price divided by both Chloride and Sulfate titanium dioxide capacity. The appropriate LTM revenues multiple range was determined to be 0.9x to 1.2x. The appropriate LTM and projected 2001 EBITDA multiple ranges were determined to be 5.5x to 7.5x and 5.5x to 7.5x, respectively. The appropriate LTM EBIT multiple range was determined to be 8.5x to 10.5x. The appropriate titanium dioxide capacity multiple ranges for Chloride and Sulfate were $2,000 to $2,500 and $1,500 to $2,000 per ton of annual capacity, respectively.

     This methodology yielded aggregate valuations for Kerr-McGee that implied a per share equity value range of $76.74 to $88.88. The value per share of Kerr-McGee common stock of $70.57 on May 11, 2001 falls below the low end of the valuation range.

     Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of Kerr-McGee and the acquired businesses analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of each of these transactions and the merger.

     Additionally, Lehman Brothers advised the board of directors that the value per share of Kerr-McGee common stock of $70.57 on May 11, 2001 was toward the high end of its 52 week high/low range of $52.88 to $73.39 per share.

     Lehman Brothers is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. HS Resources selected Lehman Brothers because of its expertise, reputation and familiarity with HS Resources and because its investment banking professionals have substantial experience in transactions comparable to the merger.

     Lehman Brothers has acted as financial advisor to HS Resources in connection with the proposed transaction and will receive a fee for its services which is contingent upon the consummation of the proposed transaction. In addition, HS Resources has agreed to indemnify Lehman Brothers for certain liabilities that may arise out of the rendering of this opinion.

     Lehman Brothers has also performed various investment banking services for HS Resources in the past, including both financing and advisory services and has received customary fees for these services. Lehman Brothers has also performed various investment banking services for Kerr-McGee in the past and has received customary fees for these services. Such services within the past three years include having advised Kerr-McGee in connection with its acquisition of Oryx Energy, Gulf Canada's U.K. North Sea properties and Repsol's U.K. North Sea properties, as well as related financings in the capital markets. With respect to these services, Kerr-McGee has paid Lehman Brothers an aggregate amount in excess of $33 million. Lehman Brothers expects to continue to provide such investment banking services to Kerr-McGee in the future. Given its long-standing, pre-existing relationship with Kerr-McGee, it is possible that Lehman Brothers may assist Kerr-McGee in transactions which Kerr-McGee may elect to initiate to finance the cash portion of the merger consideration in lieu of using, in whole or in part, Kerr-McGee's existing bank credit facilities. Kerr-McGee and Lehman Brothers have had preliminary discussions concerning Lehman Brothers providing assistance to Kerr-McGee in connection with any such financing. Kerr-McGee's obligation to complete the merger is not conditioned on Kerr-McGee obtaining financing. In the ordinary course of business, Lehman Brothers actively trades in the securities of HS Resources and Kerr-McGee for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in these securities.

ACCOUNTING TREATMENT OF THE MERGER

     We intend to account for the merger under the purchase method of accounting for business combinations. See "Unaudited Pro Forma Financial Statements."

APPRAISAL RIGHTS

     THE FOLLOWING SUMMARY OF THE PROVISIONS OF SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW IS NOT INTENDED TO BE A COMPLETE STATEMENT OF THE PROVISIONS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, A COPY OF WHICH IS ATTACHED TO THIS PROXY STATEMENT-PROSPECTUS AS ANNEX C AND IS INCORPORATED INTO THIS SUMMARY BY REFERENCE.

     Under Delaware law, holders of record of HS Resources common stock (other than holders who make the election to receive only common stock of the new holding company for all of their shares and who do not (as a result of proration) receive cash consideration in the merger) are entitled to appraisal rights. If the merger of HS Resources Merger Sub and HS Resources is completed, each holder of record of HS Resources common stock entitled to appraisal rights who (1) files written notice with HS Resources of an intention to exercise rights to appraisal of his, her or its shares prior to the special meeting, (2) does not vote in favor of the merger, and (3) follows the procedures set forth in Section 262, will be entitled to be paid by the surviving corporation the "fair value" in cash of the shares of HS Resources common stock held. The fair value of shares of HS Resources common stock will be determined by the Delaware Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, determined by the court. Such value may be greater or less than the value of the consideration offered in the merger. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceeding. The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the court deems equitable. The court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares entitled to appraisal.

     The shares of HS Resources common stock with respect to which holders have perfected their appraisal rights in accordance with Section 262 and have not effectively withdrawn or lost their appraisal rights are referred to in this proxy statement-prospectus as the "dissenting shares."

     Within ten days after the effective date of the merger of HS Resources Merger Sub and HS Resources, HS Resources, as the surviving corporation in the merger, must mail a notice to all stockholders entitled to appraisal rights who have complied with (1) and (2) above, notifying such stockholders of the effective date of the merger. Within 120 days after the effective date, holders of HS Resources common stock entitled to appraisal rights may file a petition in the Delaware Court of Chancery for the appraisal of their shares, although they may, within 60 days of the effective date, withdraw their demand for appraisal.

     Within 120 days of the effective date, the holders of dissenting shares may also, upon written request, receive from HS Resources a statement setting forth the aggregate number of shares with respect to which demands for appraisals have been received. Such statements must be mailed within ten days after the written request is received by HS Resources.

     Appraisal rights are available only to the record holder of shares. If you wish to exercise appraisal rights but have a beneficial interest in shares which are held of record by or in the name of another person, such as a broker or nominee, you should act promptly to cause the record holder to follow the procedures set forth in Section 262 to perfect your appraisal rights.

     A demand for appraisal should be signed by or on behalf of the stockholder of record exactly as the stockholder's name appears on the stockholder's stock certificates. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a record holder; however, in the demand the agent must identify the record owner or owners and expressly disclose that the agent is executing the demand as an agent for the record owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights for the shares held for one or more beneficial owners and not exercise rights for the shares held for other beneficial owners. In this case, the written demand should state the number of shares for which appraisal rights are being demanded. When no number of shares is stated, the demand will be presumed to cover all shares held of record by the broker or nominee.

     ALL WRITTEN DEMANDS FOR APPRAISAL SHOULD BE SENT OR DELIVERED TO HS RESOURCES, INC.,

          HS RESOURCES, INC.
          1999 BROADWAY, SUITE 3600
          DENVER, COLORADO 80202
          ATTENTION: SECRETARY

     If any holder of HS Resources common stock who demands appraisal of his or her shares under Section 262 fails to perfect, or effectively withdraws or loses the right to appraisal, his or her shares shall be treated as if they had been converted as of the effective date into the right to receive the merger consideration as if such holder had made a cash election. Dissenting shares lose their status as dissenting shares if:

     - the merger of HS Resources and HS Resources Merger Sub is abandoned;

     - the dissenting stockholder fails to make a timely written demand for appraisal;

     - the dissenting shares are voted in favor of the merger;

     - the dissenting stockholder receives solely common stock of the new holding company for all of his HS Resources common stock;

     - neither HS Resources nor the stockholder files a complaint or intervenes in a pending action within 120 days after the effective date of the merger;

     - the dissenting stockholder is not the record holder of the dissenting shares on the date the written demand for appraisal is made and at all times thereafter until the consummation of the merger; or

     - the stockholder delivers to HS Resources, as the surviving corporation in the merger, within 60 days of the effective date of the merger, or thereafter with HS Resources' approval, a written withdrawal of the stockholder's demand for appraisal of the dissenting shares, although no appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any stockholder without the approval of the court.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS, IN WHICH EVENT AN HS RESOURCES STOCKHOLDER WILL BE ENTITLED TO RECEIVE THE CONSIDERATION WITH RESPECT TO THE HOLDER'S DISSENTING SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, HS RESOURCES STOCKHOLDERS WHO ARE CONSIDERING OBJECTING TO THE MERGER SHOULD CONSULT THEIR OWN LEGAL ADVISORS.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following summary discusses the material U.S. federal income tax consequences of the merger to U.S. holders of HS Resources common stock. For purposes of this discussion, a U.S. holder means:

     - a citizen or resident of the United States;

     - a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions;

     - a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust; or

     - an estate that is subject to U.S. federal income tax on its income regardless of its source.

     This discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The discussion assumes that HS Resources stockholders hold their common stock and will hold the common stock of the new holding company as a capital asset within the meaning of section 1221 of the Internal Revenue Code. Further, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of his, her or its personal investment circumstances or to stockholders subject to special treatment under the U.S. federal income tax laws, including:

     - insurance companies;

     - tax-exempt organizations;

     - dealers in securities or foreign currency;

     - banks or trusts;

     - persons that hold their HS Resources common stock as part of a straddle, a hedge against currency risk or a constructive sale or conversion transaction;

     - persons that have a functional currency other than the U.S. dollar;

     - investors in pass-through entities;

     - stockholders who acquired their HS Resources common stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or

     - holders of options granted under any HS Resources benefit plan.

     A non-U.S. holder is a holder other than a U.S. holder.

     Furthermore, this discussion does not consider the potential effects of any state, local or foreign tax laws. None of Kerr-McGee, HS Resources or the new holding company has requested a ruling from the United States Internal Revenue Service with respect to any of the U.S. federal income tax consequences of the mergers and, as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

     Subject to the foregoing, the material U.S. federal income tax consequences of the mergers to a U.S. holder of HS Resources common stock are as follows:

     - the exchange of HS Resources common stock, together with the exchange of Kerr-McGee common stock, for common stock of the new holding company will constitute an exchange to which section 351 applies;

     - no gain or loss will be recognized on the exchange of HS Resources common stock solely for common stock of the new holding company pursuant to the merger, except with respect to cash received instead of fractional shares of common stock of new holding company;

     - gain or loss will be recognized on the exchange of HS Resources common stock solely for cash pursuant to the merger in an amount equal to the difference between the amount of cash received and the U.S. holder's adjusted tax basis in those shares of HS Resources common stock;

     - gain (but not loss) will be recognized on the exchange of HS Resources common stock for a combination of common stock of the new holding company and cash pursuant to the merger equal to the difference between:

         - the sum of the cash (excluding any cash received instead of fractional share of common stock of the new holding company) and the fair market value of the common stock of the new holding company received (including any fractional shares of common stock of the new holding company deemed received and exchanged for cash), and;

         - the U.S. holder's adjusted tax basis in those shares of HS Resources common stock,

      but not in excess of the cash received by such U.S. holder in the merger;

     - the aggregate adjusted basis of the new holding company common stock received by a U.S. holder of HS Resources common stock in the merger (including any fractional shares deemed received and exchanged for cash) will be equal to the aggregate adjusted basis of the U.S. holder's HS Resources common stock exchanged in the merger, increased by the amount of gain, if any, recognized by the U.S. holder and decreased by the amount of cash received; and

     - the holding period of the common stock of the new holding company received in the merger will include the holding period of the HS Resources common stock exchanged for that common stock of the new holding company. This result is not free from doubt in the case of a U.S. holder who exchanges HS Resources common stock for a combination of common stock of the new holding company and cash and who, because of the amount of cash received, is required to recognize all the gain inherent in the HS Resources common stock exchanged.

     If the U.S. holder acquired different blocks of HS Resources common stock at different times and at different prices, any gain or loss will be determined separately with respect to each such block of HS Resources common stock and the cash and stock of the new holding company received by the U.S. holder will be allocated pro rata to each such block of stock. In addition, the basis and holding period in the stock of the new holding company will be determined with reference to each such block of HS Resources common stock.

  Cash Instead of Fractional Shares

     While not free from doubt, the receipt of cash instead of a fractional share of common stock of the new holding company by a U.S. holder of HS Resources common stock will result in taxable gain or loss to such U.S. holder for U.S. federal income tax purposes based upon the difference between the amount of cash received by such U.S. holder and the U.S. holder's adjusted tax basis in the fractional share, as set forth above. It is possible that the Internal Revenue Service would treat any cash received instead of fractional shares as consideration received in the merger in which case a U.S. holder would recognize gain as described above.

  Dissenter's Appraisal Rights

     An HS Resources stockholder who exercises appraisal rights generally will recognize taxable capital gain or loss based upon the difference between the amount of cash received by such U.S. holder and the U.S. holder's tax basis in the shares of HS Resources common stock exchanged.

  Taxation of Capital Gain

     Gain or loss recognized by a U.S. holder of HS Resources common stock will constitute capital gain or loss and will constitute long-term capital gain or loss if the U.S. holder's holding period is greater than 12 months as of the date of the mergers. For non-corporate U.S. holders, this long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate of 20%. The deductibility of capital losses is subject to limitations.

  Backup Withholding

     Certain non-corporate HS Resources stockholders may be subject to backup withholding at a 31% rate on cash payments received. Backup withholding will not apply, however, to an HS Resources stockholder who:

     - furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to HS Resources stockholders following the date of completion of the mergers; or

     - is otherwise exempt from backup withholding.

     If a U.S. holder does not provide a taxpayer identification number, such U.S. holder may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the U.S. holder's U.S. federal income tax liability. U.S. holders should consult their own tax advisors as to their qualifications for exemption from backup withholding and the procedure for obtaining exemption.

  Reporting Requirements

     A U.S. holder of HS Resources common stock receiving common stock of the new holding company as a result of the merger may be required to retain records related to such U.S. holder's HS Resources common stock, and file with its federal income tax return a statement setting forth facts relating to the merger.

     The summary of material U.S. federal income tax consequences is intended to provide only a general summary and is not intended to be a complete analysis or description of all potential federal income tax consequences of the merger. In addition, the summary does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, the summary does not address any non-income tax or any foreign, state or local tax consequences of the merger. The summary does not address the tax consequences of any transaction other than the merger. Accordingly, each HS Resources stockholder is strongly urged to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences of the merger to the holder.

  Non-U.S. holders

     Under the Foreign Investment In Real Property Tax Act Of 1980 ("FIRPTA"), gain realized by a non-U.S. holder on the exchange of HS Resources in the merger will be subject to United States federal income tax, at regular graduated income tax rates as if such gain were effectively connected with a U.S. trade or business, if HS Resources is a "United States real property holding company" and such non-U.S. holder held at any time within the five year period ending on the Effective Date more than 5% of the common stock of HS Resources. HS Resources believes that it is a United States real property holding company for these purposes.

     The foregoing summary of the possible application of the FIRPTA rules to non-U.S. holders is only a summary of certain material aspects of these rules. Because the United States federal income tax consequences to a non-U.S. holder under FIRPTA may be significant and are complex, non-U.S. holders are urged to discuss these consequences with their tax advisors.

REGULATORY APPROVALS

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder by the Federal Trade Commission, the merger may not be consummated until notifications have been given and certain information has been furnished to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice and specified waiting period requirements have been satisfied. Kerr-McGee and HS Resources filed notification and report forms under the Hart-Scott-Rodino Act with the Federal Trade Commission and the Antitrust Division on May 25, 2001. The Hart-Scott-Rodino Act waiting period will expire on June 25, 2001, which is 30 days after the filing date of the notification and report forms. The Federal Trade Commission and the Antitrust Division are entitled to extend the 30 day waiting period by issuing a Request for Additional Information which extends the waiting period until 30 days after the parties have complied with this request. In addition, the Federal Trade Commission and the Antitrust Division retain the authority to challenge the merger on antitrust grounds. In addition, each state in which Kerr-McGee or HS Resources operates may also seek to review the merger. It is possible that some of these authorities may seek to challenge the merger.

     Kerr-McGee conducts business outside the United States. Although the merger only requires notification to or approval of regulatory authorities in Germany, other regulatory authorities could seek to challenge the merger. Neither Kerr-McGee nor HS Resources expects the consummation of the merger to be delayed by any such challenge.

NEW YORK STOCK EXCHANGE LISTING OF NEW HOLDING COMPANY COMMON STOCK TO BE ISSUED IN THE MERGER

     Kerr-McGee will use reasonable best efforts to cause the shares of common stock of the new holding company to be issued in connection with the merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, before the completion of the merger.

DELISTING AND DEREGISTRATION OF HS RESOURCES COMMON STOCK AFTER THE MERGER

     When the merger is completed, HS Resources common stock will be delisted from the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934.

FEDERAL SECURITIES LAWS CONSEQUENCES; STOCK TRANSFER RESTRICTION

     All shares of new holding company common stock received by HS Resources stockholders in the merger will be freely transferable, except that shares of new holding company common stock received by persons who are deemed to be affiliates of HS Resources under the Securities Act of 1933, as amended, at the time of the special meeting may be resold by them only in transactions permitted by Rule 145 or otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of HS Resources for such purposes generally include individuals or entities that control, or are controlled by or are under common control with, HS Resources and may include certain officers, directors and principal stockholders of HS Resources. The merger agreement requires HS Resources to provide Kerr-McGee with a letter identifying such persons and to use its reasonable best efforts to cause each of such affiliates to execute a written agreement to the effect that such persons will not offer or sell or otherwise dispose of any of the shares of new holding company common stock issued to such persons in the merger in violation of the Securities Act or the rules and regulations promulgated by the Securities and Exchange Commission thereunder.

     This document does not cover any resales of the new holding company common stock to be received by the stockholders of HS Resources upon consummation of the merger, and no person is authorized to make any use of this document in connection with any such resale.

                        THE HS RESOURCES SPECIAL MEETING

PURPOSE, TIME AND PLACE

     This document is being furnished to stockholders of HS Resources in connection with the solicitation of proxies by HS Resources from holders of HS Resources common stock for use at the special meeting to be held on
  , 2001 at 9:00 A.M., Pacific Time, at the Mandarin Oriental San Francisco, 222 Sansome Street, San Francisco, California and at any adjournment or postponement thereof. At the special meeting, holders of HS Resources common stock will be asked to consider and vote upon the HS Resources proposal to adopt the merger agreement, the text of which is attached as Annex A to this document.

     The board of directors of HS Resources has unanimously determined that the merger agreement and the merger and the other transactions provided for in the merger agreement are advisable and are fair to and in the best interests of HS Resources and its stockholders, has approved the merger agreement and the merger and the other transactions provided for in the merger agreement and unanimously recommends a vote FOR the proposal to adopt the merger agreement.

RECORD DATE; QUORUM; VOTE REQUIRED

     Record Date.  HS Resources has established the close of business on
            , 2001 as the record date to determine the holders of HS Resources common stock entitled to notice of, and to vote at, the special meeting. Only holders of record of HS Resources common stock at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting.
At the close of business on the record date,        shares of HS Resources
common stock were outstanding and entitled to vote at the special meeting, and
were held by approximately   holders of record. The HS Resources common stock
constitutes the only outstanding class of voting securities of HS Resources. Each share of HS Resources common stock is entitled to one vote on the merger proposal. Votes may be cast at the special meeting in person or by proxy.

     Quorum. The presence at the special meeting of the holders of a majority of the shares of HS Resources common stock entitled to vote, either in person or by proxy, is necessary to constitute a quorum to transact business at the special meeting. In the event that a quorum is not present at the special meeting, it is expected that such meeting will be adjourned or postponed in order to solicit additional proxies.

     Abstentions and broker non-votes will be counted as shares present for purposes of determining the presence or absence of a quorum at the special meeting. Broker non-votes are shares held by brokers or nominees that are represented at a meeting but with respect to which the broker or nominee is not empowered to vote on a particular matter.

     Vote Required. Approval of the merger proposal requires the affirmative vote by the holders of a majority of the outstanding shares of HS Resources common stock, excluding shares held by HS Resources or its subsidiaries, as of the record date. Abstentions may be specified with respect to the merger proposal by properly marking the "ABSTAIN" box on the proxy for such proposal or by making the same election by telephone or internet voting. Abstentions, broker non-votes and failures to vote will have the effect of votes cast against the merger proposal.

     Voting Power of HS Resources Directors and Executive Officers. As of the close of business on the record date and excluding shares underlying stock options, HS Resources' directors and executive officers and their affiliates may be deemed to be the beneficial owners of, and have the power to vote,
shares of HS Resources common stock, representing approximately   % of the then
outstanding shares of HS Resources common stock. HS Resources believes that each of its directors and executive officers intends to vote for approval of the merger proposal.

PROXIES

     Shares of HS Resources common stock represented by properly executed physical proxies or proxies properly effected by telephone or over the internet and received prior to the special meeting will be voted at the special meeting in the manner specified on such proxies. Physical proxies that are properly executed but which do not contain voting instructions will be voted FOR the merger proposal. HS Resources knows of no matter other than the merger proposal that will be brought before the special meeting.

     In the event that a quorum is not present at the time the special meeting is convened, or if for any other reason HS Resources believes that additional time should be allowed for the solicitation of proxies, HS Resources may adjourn the special meeting with or without a vote of the stockholders. If HS Resources proposes to adjourn the special meeting by a vote of the stockholders, the persons named in the enclosed form of proxy will vote all shares of HS Resources common stock for which they have voting authority in favor of an adjournment.

     The grant of a proxy on the enclosed HS Resources proxy card or by telephone or over the internet does not preclude a stockholder from voting in person at the special meeting. A stockholder may revoke a proxy at any time prior to its exercise by:

          1. delivering, prior to the special meeting, to 1999 Broadway, Suite 3600, Denver, Colorado 80202, Attention: Secretary a written notice of revocation bearing a later date or time than the revoked proxy;

          2. as to physical proxies, completing and submitting a new later-dated proxy card;

          3. as to proxies effected by telephone or over the internet, by calling the telephone voting number or connecting to the internet voting site and following the instructions for revoking or changing a vote; or

          4. attending the special meeting and voting in person.

     Attendance at the special meeting will not by itself constitute revocation of a proxy -- a stockholder must vote in person at the meeting. If a broker has been instructed to vote a stockholder's shares, the stockholder must follow directions received from the broker in order to change the stockholder's vote.

     HS Resources will bear the cost of solicitation of proxies from its stockholders, except that Kerr-McGee and HS Resources will share equally the cost of printing this document, mailing it and filing it with the Securities and Exchange Commission. In addition to solicitation by mail, the directors, officers and employees of HS Resources and its subsidiaries may solicit proxies from HS Resources stockholders by telephone, facsimile or in person. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and HS Resources will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

     In addition, HS Resources has retained           to assist HS Resources in
the solicitation of proxies from stockholders in connection with the special
meeting.           will receive a fee of $       as compensation for its
services and reimbursement of its out-of-pocket expenses in connection
therewith. HS Resources has agreed to indemnify           against certain
liabilities arising out of or in connection with its engagement.

                       COMPARATIVE PER SHARE INFORMATION

COMPARATIVE PER SHARE FINANCIAL DATA

     The following table sets forth certain historical, pro forma combined and equivalent pro forma combined per share data of Kerr-McGee and HS Resources. The pro forma comparative per share data, which is derived from the unaudited pro forma financial statements and notes thereto beginning on page 44 of this document, does not purport to represent what the financial position or results of operations of Kerr-McGee, HS Resources or the combined company would actually have been had the merger occurred at the beginning of the relevant periods or to project Kerr-McGee's, HS Resources' or the combined company's financial position or results of operations for any future date or period. The data set forth below should be read in conjunction with the pro forma financial statements and the separate historical financial statements and notes thereto of Kerr-McGee and HS Resources, which are included elsewhere in, or incorporated by reference into, this document.

                                                              THREE MONTHS
                                                                 ENDED        YEAR ENDED
                                                               MARCH 31,     DECEMBER 31,
                                                                  2001           2000
                                                              ------------   ------------
KERR-MCGEE HISTORICAL PER COMMON SHARE DATA
Income from continuing operations:
  Basic(a)..................................................     $ 3.75         $ 9.01
  Diluted(b)................................................       3.40           8.37
Cash dividends..............................................        .45           1.80
Book value(c)...............................................      25.97          25.01
HS RESOURCES HISTORICAL PER COMMON SHARE DATA
Income from continuing operations:
  Basic(a)..................................................     $ 1.81         $ 3.29
  Diluted(b)................................................       1.73           3.18
Cash dividends..............................................         --             --
Book value(c)...............................................      10.88          12.26
PRO FORMA COMBINED KERR-MCGEE PER COMMON SHARE DATA
Income from continuing operations:
  Basic(d)..................................................     $ 3.64         $ 8.17
  Diluted(d)................................................       3.26           7.38
Cash dividends..............................................        .45           1.80
Book value(e)...............................................      28.00
PRO FORMA COMBINED HS RESOURCES EQUIVALENT PER COMMON SHARE
  DATA
Income from continuing operations:
  Basic(f)..................................................     $ 3.42         $ 7.68
  Diluted(f)................................................       3.06           6.94
Cash dividends(f)...........................................        .42           1.69
Book value(f)...............................................      26.33

---------------

(a) Based on the weighted average number of shares of common stock outstanding for Kerr-McGee or HS Resources for each period.

(b) Based on the weighted average number of shares of common stock outstanding plus the potential dilution that would occur if interests in securities (options and convertible debentures) were exercised and converted into common stock of Kerr-McGee or HS Resources for each period.

(c) Computed by dividing stockholders' equity by the number of shares of common stock at the end of each period plus the dilutive effect of interests in securities (options and convertible debentures).

(d) Based on the pro forma net income from the "Unaudited Pro Forma Financial Statements" presented elsewhere in this document which gives effect to the merger under the purchase method of accounting.

(e) Based on the number of outstanding shares of Kerr-McGee common stock, adjusted to include the estimated number of shares of Kerr-McGee common stock to be issued in the merger.

(f) Based on the assumed conversion of each share of HS Resources common stock into .9404 of a share of Kerr-McGee common stock.

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

     Kerr-McGee. The shares of Kerr-McGee common stock are listed for trading on the New York Stock Exchange under the symbol "KMG." The following table sets forth the quarterly high and low market prices of Kerr-McGee common stock as reported by the New York Stock Exchange and dividends declared, in each case based on published financial sources. Kerr-McGee intends to continue paying its regular quarterly dividend of $.45 per share after the merger, although all dividends are subject to approval and declaration by the Kerr-McGee board. As a result, the total amount of the quarterly cash dividend payment after the merger will increase from $45 million to $47 million.

                                                              KERR-MCGEE COMMON STOCK
                                                            ---------------------------
                                                                              DIVIDENDS
                                                                              DECLARED
                                                             HIGH     LOW     PER SHARE
                                                            ------   ------   ---------
1999
  First Quarter...........................................  $41.44   $28.50     $.45
  Second Quarter..........................................   52.13    32.50      .45
  Third Quarter...........................................   60.06    49.31      .45
  Fourth Quarter..........................................   62.00    52.00      .45
2000
  First Quarter...........................................   67.94    39.88      .45
  Second Quarter..........................................   62.50    51.13      .45
  Third Quarter...........................................   68.00    53.13      .45
  Fourth Quarter..........................................   71.19    59.00      .45
2001
  First Quarter...........................................   70.70    62.80      .45
  Second Quarter (through June   , 2001)..................

     HS Resources. The shares of HS Resources common stock are listed for trading on the New York Stock Exchange under the symbol "HSE." The following table sets forth the quarterly high and low market prices of HS Resources common stock as reported by the New York Stock Exchange, based on published financial sources. No dividends were paid to holders of the HS Resources common stock during the indicated periods.

                                                                HS RESOURCES
                                                                COMMON STOCK
                                                              -----------------
                                                               HIGH       LOW
                                                              ------     ------
1999
  First Quarter.............................................  $ 8.88     $ 5.50
  Second Quarter............................................   14.75       8.25
  Third Quarter.............................................   17.25      13.13
  Fourth Quarter............................................   17.25      12.50

                                                                HS RESOURCES
                                                                COMMON STOCK
                                                              -----------------
                                                               HIGH       LOW
                                                              ------     ------
2000
  First Quarter.............................................  $21.13     $14.31
  Second Quarter............................................   33.81      18.63
  Third Quarter.............................................   36.00      24.63
  Fourth Quarter............................................   44.38      28.63
2001
  First Quarter.............................................   46.21      36.51
  Second Quarter (through June   , 2001)....................

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     The following unaudited pro forma financial statements give effect to the merger based on the factors set forth below and after giving effect to the pro forma adjustments described in the accompanying notes. The unaudited pro forma financial statements have been prepared from, and should be read in conjunction with, the historical consolidated financial statements and notes thereto of Kerr-McGee and HS Resources, which are incorporated by reference into this document.

     The unaudited pro forma financial statements and related notes are presented for illustrative purposes only. If the shares of Kerr-McGee common stock issuable in the merger had been issued in the past, Kerr-McGee's financial position or results of operations might have been different from those presented in the unaudited pro forma financial statements. The unaudited pro forma financial statements should not be relied upon as an indication of the financial position or results of operations that Kerr-McGee would have achieved if this issuance and the merger had occurred at the dates indicated. You also should not rely on the unaudited pro forma financial statements as an indication of the future operating results or financial position that the merged companies will achieve after the merger.

     The unaudited pro forma financial statements were prepared based on the following:

     - Kerr-McGee purchased all the outstanding shares of common stock of HS Resources and assumed its debt. Kerr-McGee paid an aggregate of $833 million in cash (at $66 per share) and issued an aggregate of 5,090,230 shares of Kerr-McGee common stock (at a fixed exchange ratio of .9404 shares of Kerr-McGee common stock for each share of HS Resources common stock). The cash was financed under existing Kerr-McGee debt facilities.

     - The unaudited pro forma balance sheet has been prepared as if the merger occurred on March 31, 2001. The unaudited pro forma statement of income has been prepared as if the merger occurred on January 1, 2000.

     - The merger was accounted for as a purchase of HS Resources by Kerr-McGee.

     - Kerr-McGee and HS Resources utilize the successful efforts method of accounting for oil and gas activities.

     - The goodwill recorded in the transaction has been amortized in the pro forma statement of income over the proven reserve life of the oil and gas properties acquired. However, at its May 16, 2001, meeting, the Financial Accounting Standards Board (FASB) made a decision to allow nonamortization of goodwill acquired in a transaction completed after June 30, 2001. Instead, the FASB will require impairment tests for goodwill balances (comparison of the fair value of a reporting unit to its carrying amount). The merger of HS Resources will occur after June 30, 2001. Since the FASB has not issued its final standard, current accounting requirements for goodwill amortization have been used.

     - Targeted annual selling and general expense savings of $5 to $10 million have not been reflected as an adjustment to the historical data. These cost savings are expected to result from the consolidation of certain offices and the elimination of duplicate corporate staff and expenses.

     No pro forma adjustments have been made with respect to the following unusual items. These items are reflected in the historical results of Kerr-McGee and HS Resources, as applicable, and should be considered when making period-to-period comparisons.

     - On January 1, 2001, both Kerr-McGee and HS Resources adopted Financial Accounting Standard No. 133, as amended (FAS 133), "Accounting for Derivative Instruments and Hedging Activities." This standard requires all derivative instruments to be recorded as assets or liabilities, measured at fair value, and changes in the derivative's fair value to be recognized currently in earnings unless specific hedge accounting criteria are met.

         Kerr-McGee hedges certain foreign currency risks (future cash flows for certain non-U.S. capital expenditures and operating expenses). Kerr-McGee also has derivative instruments that are not hedges (options associated with Kerr-McGee debt exchangeable for the Devon Energy Corporation (Devon) common stock owned by Kerr-McGee and foreign currency forward sales contracts associated with certain foreign currency denominated chemical accounts receivable). In adopting FAS 133, Kerr-McGee recognized an expense of $20 million in the first quarter of 2001 as a cumulative effect of the accounting change. This amount is not reflected in the pro forma income statement. Also in adopting FAS 133, Kerr-McGee chose to reclassify 85% of the Devon shares owned from the "available for sale" category of investments to "trading" and recognized other income of $181 million ($118 million after tax) on January 1, 2001 for the unrealized appreciation on the Devon shares reclassified to "trading." After adoption of FAS 133, the "trading" securities are marked to market through income each month. A more complete description of Kerr-McGee's derivatives is contained in Kerr-McGee's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, which is incorporated herein by reference.

         HS Resources uses derivative instruments to mitigate commodity price risks related to the purchase or sale of oil and natural gas and interest rate swaps to hedge the interest rates on certain borrowings. For the first quarter of 2001 and the year 2000, sales were reduced by $42 million and $72 million, respectively, for the commodity price hedges. The change in the fair value of the interest rate swaps has been reflected in the fair value of the derivatives in the historical HS Resources balance sheet, but will not affect income until the swaps are settled. Additional information concerning these derivatives is contained in HS Resources' Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, and its Annual Report on Form 10-K for the year ended December 31, 2000, each of which is incorporated herein by reference.

     - During the quarter ended March 31, 2001, Kerr-McGee recognized a pre-tax special item of $25 million for the termination of manganese metal production at the Hamilton, Mississippi electrolytic chemical facility. This charge primarily related to plant and equipment write-offs and other closing costs, including severance.

                       UNAUDITED PRO FORMA BALANCE SHEET
                                 MARCH 31, 2001

                                                 KERR-MCGEE      HSR        PRO FORMA      PRO FORMA
                                                 HISTORICAL   HISTORICAL   ADJUSTMENTS       TOTAL
                                                 ----------   ----------   -----------     ---------
                                                                (MILLIONS OF DOLLARS)
ASSETS

Current assets
  Cash.........................................   $   236       $    1       $   --         $   237
  Notes and accounts receivable................       608           98           --             706
  Inventories..................................       411            1           --             412
  Deposits, prepaids, and other................       120           46           --             166
                                                  -------       ------       ------         -------
          Total current assets.................     1,375          146           --           1,521
                                                  -------       ------       ------         -------

Property, Plant and Equipment..................    13,088        1,195          985(a)       15,268
  Less reserves for depreciation, depletion and
     amortization..............................     7,543          312         (312)(a)       7,543
                                                  -------       ------       ------         -------
                                                    5,545          883        1,297           7,725
                                                  -------       ------       ------         -------
Goodwill.......................................        --            2          300(a)          302
Investments and other assets...................       962           14           (7)(a)         969
                                                  -------       ------       ------         -------
          Total assets.........................   $ 7,882       $1,045       $1,590         $10,517
                                                  =======       ======       ======         =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Short-term borrowings........................   $     8       $   --       $   --         $     8
  Accounts payable.............................       683          115           --             798
  Long-term debt due within one year...........       188           18           --             206
  Other current liabilities....................       608          120           --             728
                                                  -------       ------       ------         -------
          Total current liabilities............     1,487          253           --           1,740
                                                  -------       ------       ------         -------

Long-term debt.................................     2,023          431          964(a)        3,418
                                                  -------       ------       ------         -------
Deferred credits and reserves..................     1,604          163          466(a)        2,233
                                                  -------       ------       ------         -------
Stockholders' equity
  Common stock.................................       102           --            5(a)          107
  Restricted stock.............................        11           --           --              11
  Capital in excess of par value...............     1,661          208         (208)(b)       2,014
                                                                                353(a)
  Preferred stock rights.......................         1           --           --               1
  Retained earnings............................     1,526           79          (79)(b)       1,526
  Accumulated other comprehensive income
     (loss)....................................       (60)         (60)          60(b)          (60)
  Common stock in treasury, at cost............      (378)         (22)          22(b)         (378)
  Deferred compensation........................       (95)          (7)           7(b)          (95)
                                                  -------       ------       ------         -------
                                                    2,768          198          160           3,126
                                                  -------       ------       ------         -------
          Total liabilities and stockholders'
            equity.............................   $ 7,882       $1,045       $1,590         $10,517
                                                  =======       ======       ======         =======

SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS.

              UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF INCOME

                                    THREE MONTHS ENDED MARCH 31, 2001                 TWELVE MONTHS ENDED DECEMBER 31, 2000
                            -------------------------------------------------   -------------------------------------------------
                            HISTORICAL   HISTORICAL    PRO FORMA    PRO FORMA   HISTORICAL   HISTORICAL    PRO FORMA    PRO FORMA
                            KERR-MCGEE      HSR       ADJUSTMENTS    INCOME     KERR-MCGEE      HSR       ADJUSTMENTS    INCOME
                            ----------   ----------   -----------   ---------   ----------   ----------   -----------   ---------
                                                       (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
Sales......................  $  1,058     $   111        $ --       $  1,169     $  4,121     $   459        $(136)(g)  $  4,444
                             --------     -------        ----       --------     --------     -------        -----      --------
Costs and Expenses.........
  Costs and operating
    expenses...............       307          10          --            317        1,269         170         (133)(g)     1,306
  Selling, general and
    administrative
    expenses...............        55           1          --             56          298           9           --           307
  Shipping and handling
    expenses...............        30           5          --             35           97          16           --           113
  Depreciation and
    depletion..............       177          16          14(c)         207          684          60           51(c)        795
  Goodwill amortization....        --          --           5(d)           5           --          --           21(d)         21
  Exploration, including
    dry holes and
    amortization of
    undeveloped leases.....        50           7          --             57          170          30           --           200
  Taxes, other than income
    taxes..................        33           7          --             40          122          26           --           148
  Purchased in-process
    research and
    development............        --          --          --             --           32          --           --            32
  Interest and debt
    expense................        45          11          17(e)          73          208          49           70(e)        327
                             --------     -------        ----       --------     --------     -------        -----      --------
Total costs and expenses...       697          57          36            790        2,880         360            9         3,249
                             --------     -------        ----       --------     --------     -------        -----      --------
                                  361          54         (36)           379        1,241          99         (145)        1,195
Other income...............       204          --          --            204           58          --            3(g)         61
                             --------     -------        ----       --------     --------     -------        -----      --------
Income from operations
  before income taxes......       565          54         (36)           583        1,299          99         (142)        1,256
Taxes on income............      (210)        (21)         11(f)        (220)        (457)        (38)          44(f)       (451)
                             --------     -------        ----       --------     --------     -------        -----      --------
Income from continuing
  operations...............  $    355     $    33        $(25)      $    363     $    842     $    61        $ (98)     $    805
                             ========     =======        ====       ========     ========     =======        =====      ========
Income from continuing
  operations per share
  Basic....................  $   3.75     $  1.81                   $   3.64     $   9.01     $  3.29                   $   8.17
  Diluted..................  $   3.40     $  1.73                   $   3.26     $   8.37     $  3.18                   $   7.38
HS Resources pro forma
  equivalent earnings per
  share....................                                         $   3.06                                            $   6.94
Average common shares
  outstanding
  (thousands)..............    94,665      18,197                     99,755       93,406      18,420                     98,496
Diluted shares
  (thousands)..............   106,506      19,021                    111,596      103,987      19,092                    109,077

SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS.

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. METHOD OF ACCOUNTING FOR THE MERGER

     Kerr-McGee accounted for the merger using the purchase method of accounting for business combinations. Accordingly, HS Resources' assets acquired and liabilities assumed by Kerr-McGee were revalued and recorded at their estimated fair values. In the merger, Kerr-McGee assumed the outstanding debt of HS Resources and converted each share of HS Resources common stock outstanding to Kerr-McGee common stock or cash, as provided in the merger agreement. The conversion consisted of an election to receive cash at $66 per share or an election to receive Kerr-McGee common stock at a fixed exchange ratio of .9404 of a share of Kerr-McGee common stock for each share of HS Resources common stock. The cash consideration is limited to a maximum of $833 million, and this resulted in Kerr-McGee issuing 5,090,230 shares of its common stock to HS Resources stockholders.

2. PRO FORMA ADJUSTMENTS RELATED TO THE MERGER

     The unaudited pro forma balance sheet includes the following adjustments:

          (a) This entry adjusts the historical book values of HS Resources' assets and liabilities to their estimated fair values as of March 31, 2001. The calculation of the total purchase price and preliminary allocation to assets and liabilities are shown below.

                                                      (DOLLARS IN MILLIONS,
                                                       EXCEPT SHARE PRICE)
Calculation and preliminary allocation of purchase
  price:
  Number of shares of common stock to be issued....         5,090,230
  Average of Kerr-McGee common stock price two days
     before and after merger announcement..........        $    70.33
                                                           ----------
Fair value of common stock to be issued............               358
  Add: Portion of the purchase price paid in cash.
     This amount is added to long-term debt in the
     pro forma balance sheet.......................               833
  Add: Fair value of HS Resources options and
     unvested performance shares to be settled in
     cash, net of exercise proceeds of
     approximately $25 million. This amount is
     added to long-term debt in the pro forma
     balance sheet.................................                82
                                                           ----------
                                                                1,273
  Add: Estimated merger costs, which includes $15
     million of legal, accounting, and registration
     costs and $28 million of severance costs. This
     amount is added to long-term debt in the pro
     forma balance sheet...........................                43
                                                           ----------
          Total purchase price.....................        $    1,316
                                                           ==========
  Allocation of purchase price:
     Current assets................................        $      146
     Properties, plant and equipment...............             2,180
     Other assets..................................                 7
     Goodwill......................................               302
     Current liabilities...........................              (253)
     Long-term debt................................              (437)
     Deferred credits..............................              (629)
                                                           ----------
                                                           $    1,316
                                                           ==========

     The purchase price allocation is subject to changes in:

          - The fair value of HS Resources working capital and other assets and liabilities on the effective date, and

          - The actual merger costs incurred.

          These items will not be known until the effective date of the merger. Management does not believe the final purchase price allocation will differ materially from the estimated purchase price allocation.

          (b) These adjustments eliminate HS Resources' historical book values.

          The unaudited pro forma statement of income includes the following adjustments:

          (c) These adjustments increase the depreciation and depletion expense using the successful efforts method of accounting and is based on the preliminary allocation of the purchase price.

          (d) These adjustments reflect the pro forma amortization of goodwill, which will be amortized over a period of 16 years, representing the ratio of total HS Resources proven reserves divided by production.

          (e) These adjustments increase interest expense due to the $958 million of additional long-term debt, which results from financing the cash consideration ($833 million), the fair value of the HS Resources options and unvested performance shares to be settled in cash net of the exercise prices of the HS Resources options ($82 million), and the estimated merger costs ($43 million). These are assumed to be funded with borrowings from existing credit facilities.

          (f) These adjustments record the net tax effect of all pro forma adjustments at an effective income tax rate of 36.5%.

          (g) Amounts represent reclassification of $3 million for interest income to "Other Income" to be consistent with the Kerr-McGee classification and $133 million for the cost of trading and transportation to offset trading and transportation income to be consistent with the first quarter 2001 historical reclassification by HS Resources.

           OTHER INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICERS
                         AND FIVE PERCENT STOCKHOLDERS

     Information concerning directors and officers of Kerr-McGee, executive compensation and ownership of Kerr-McGee common stock by management and principal stockholders is contained in Kerr-McGee's Annual Report on Form 10-K for the year ended December 31, 2000 and is incorporated herein by reference.

     Information concerning directors and officers of HS Resources, executive compensation and ownership of HS Resources common stock by management and principal stockholders is contained in HS Resources' Annual Report on Form 10-K for the year ended December 31, 2000 and is incorporated herein by reference.

     See "Where You Can Find More Information" on page 68.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the HS Resources board of directors with respect to the merger, stockholders of HS Resources should be aware that certain directors and officers of HS Resources, including some officers who are also directors, have certain interests in the merger that are different from, or in addition to, the interests of the stockholders of HS Resources in general.

DIRECTORSHIP OF KERR-MCGEE

     Either P. Michael Highum or Nicholas J. Sutton, each a director and executive officer of HS Resources, will become a director of the new holding company and receive standard compensation in such capacity.

HS RESOURCES CHANGE OF CONTROL ARRANGEMENTS

     HS Resources has entered into key employee severance agreements with all of its executive officers. The agreements provide severance benefits to certain key employees in the event of specified terminations of the employee's employment within two years after a "change in control" of HS Resources. Under the key employee severance agreements, each employee that is a party to such an agreement whose employment is terminated within two years of a change in control by HS Resources other than for "disability," retirement at age 65, or "cause" (as defined in the individual agreements), or by the employee for "good reason," is entitled to payment of an amount equal to the sum of (1) the prorated portion of the bonus the employee would have received for that year had his employment not terminated, (2) a lump sum payment equal to a multiple of the employee's average annual base salary in effect during the three-year period immediately preceding the date of termination, and (3) a lump sum payment equal to a multiple of the employee's highest annual bonus from the three years immediately preceding the date of termination. For each of Messers. Sutton, Highum, Duffy and Piccone, the multiple described in clauses (2) and (3) is 2.99. For each of the remaining executive officers, the applicable multiple is 2.

     These agreements were entered into in March of 1998. On March 12, 2001, HS Resources amended the terms of these agreements to provide that if any payments made or benefits provided to the employee upon or after a corporate change in control would cause the employee to be subject to an excise tax because the payments exceed the thresholds set forth in section 280G of the Internal Revenue Code, then the employee would be entitled to a gross-up payment sufficient to pay the excise tax (and any tax on such payments) that would not have been payable by the employee except as a result of the payments in excess of the section 280G thresholds. In addition, the March 12, 2001 amendments restricted these employees, if terminated during the two-year period following a Change in Control, from competing with HS Resources, from soliciting customers or employees, or from otherwise interfering with the business of HS Resources, during the two years following the termination. The business of HS Resources was defined for this purpose as oil and gas production and exploration activities in the Wattenberg Field of the Denver-Julesburg Basin.

     The merger agreement states that the merger will constitute a "change in control" for purposes of the severance agreements. In addition, under the agreement, Messrs. Sutton, Highum, Duffy and Piccone will be deemed to have "good reason" to terminate their employment and, if they terminate employment, will receive the severance benefits under these agreements at the effective time of the merger. The remaining executive officers will be deemed, under the merger agreement, to have "good reason" to terminate their employment and, if they terminate no earlier than the 90th day following the effective time of the merger, will receive the severance benefits under these agreements.

     If the employment of all executive officers terminated at September 30, 2001, severance benefits under these agreements not including amounts attributed to the accelerated vesting of equity based awards described below would be as follows: Nicholas J. Sutton -- $2,831,137; P. Michael Highum -- $2,831,137; James E. Duffy -- $1,713,279; James M. Piccone -- $1,625,306; Tony W. Church -- $751,412; and all executive officers as a group (12 persons) -- $13,721,745.

STOCK OPTIONS, PERFORMANCE SHARES AND RESTRICTED STOCK HELD BY HS RESOURCES DIRECTORS AND EXECUTIVE OFFICERS

     Under the merger agreement, all stock options issued under HS Resources' stock option plans (whether or not then vested) will be cancelled and, in consideration of such cancellation, HS Resources will pay to each holder of an option an amount in cash equal to the product of (A) the excess, if any, of $66 over the exercise price of such options, and (B) the number of shares of HS Resources common stock subject to such option. In addition, (i) all performance shares shall be cancelled and holders will receive $66 for each performance share, and (ii) all restrictions applicable to shares of restricted stock shall lapse upon consummation of the merger. As of May 15, 2001, the number of shares of HS Resources common stock subject to options, and the number of performance shares and shares of restricted stock, owned by executive officers of HS Resources were as follows:

                                                                                          NUMBER OF
                                                                                          SHARES OF
                                                                      NUMBER OF          RESTRICTED
                                                                     PERFORMANCE            STOCK
                           NUMBER OF SHARES        POTENTIAL         SHARES THAT          FOR WHICH
                            OF HS RESOURCES     UNREALIZED VALUE       WILL BE          RESTRICTIONS
                              SUBJECT TO         (ASSUMING $66      CANCELLED AND           WILL
NAME                         STOCK OPTIONS         PER SHARE)         CASHED OUT            LAPSE
----                      -------------------   ----------------   ----------------   -----------------
Nicholas J. Sutton......        192,250           $ 9,281,325           46,666              7,630
P. Michael Highum.......        192,250             9,281,325           46,666              7,630
James E. Duffy..........        133,500             6,752,575           34,000              5,614
James M. Piccone........         40,817             2,059,838           25,875              5,442
Tony W. Church..........         52,400             2,580,178           11,100              2,425
All executive officers
  as a group (12
  persons)..............        838,082           $41,265,527          224,182             40,019

DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE

     Following the merger until May 13, 2005, Kerr-McGee will indemnify, hold harmless and advance expenses to all past and present directors, officers and employees of HS Resources and its subsidiaries for acts and omissions occurring at or prior to the effective time of the merger arising out of or pertaining to the transactions contemplated by the merger agreement, to the extent those individuals were protected under HS Resources' certificate of incorporation, bylaws or indemnification agreements in existence at the time the merger agreement was signed. The merger agreement also provides that the new holding company will maintain for six years after the effective time of the merger policies of directors' and officers' liability insurance in respect of acts and omissions occurring prior to the effective time of the merger no less favorable to the directors and officers than those currently maintained by HS Resources, but the new holding company will not be required to expend in any one year an amount in excess of 300% of the annual premiums currently paid by HS Resources for such insurance. See "The Merger Agreement -- Indemnification and Insurance" on page .

EMPLOYEE BENEFITS

     From and after the effective time of the merger, Kerr-McGee or a subsidiary will assume and honor all of HS Resources' employee benefit plans, including all employment agreements with executive officers, in accordance with their terms as in effect immediately prior to the completion of the merger (subject to any termination or amendment that may be permitted).

     In addition, for twelve months following the effectiveness of the merger, Kerr-McGee shall continue to provide compensation and employee benefits, which, in the aggregate, are no less favorable than those provided by HS Resources immediately prior to the effectiveness of the merger, to those individuals who are employed by HS Resources as of the effectiveness of the merger and who remain employees of Kerr-McGee following the effectiveness of the merger.

                              THE MERGER AGREEMENT

     This section of the proxy statement-prospectus describes the material terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference and attached as Annex A to this proxy statement-prospectus. We urge you to read the full text of the merger agreement.

     Completion of the Merger. The merger will be completed when we file a certificate of merger with the Delaware Secretary of State. However, we may agree to a later time for completion of the merger and specify that time in the certificate of merger. We will file the certificate of merger as soon as practicable after the satisfaction or waiver of the closing conditions in the merger agreement, which are described below.

     New Holding Company. To accomplish the acquisition of HS Resources, Kerr-McGee formed a subsidiary, Kerr-McGee Holdco, which itself has two subsidiaries, Kerr-McGee Merger Sub and HS Resources Merger Sub. At the time the transactions are completed:

     - HS Resources Merger Sub will be merged with and into HS Resources, and HS Resources will be the surviving corporation; and

     - Kerr-McGee Merger Sub will be merged with and into Kerr-McGee, and Kerr-McGee will be the surviving corporation.

As a result, the former Kerr-McGee Corporation and HS Resources will each become a subsidiary of Kerr-McGee Holdco, which will change its name to Kerr-McGee Corporation.

     The former Kerr-McGee Corporation will be renamed Kerr-McGee Operating Corporation. In addition, the certificate of incorporation of the former Kerr-McGee Corporation will be amended to specify that any act or transaction by or involving the former Kerr-McGee Corporation, other than the election or removal of directors, that requires the approval of the stockholders of the former Kerr-McGee Corporation will also require the approval of the stockholders of the new holding company. Each share of common stock of Kerr-McGee will become one share of the new holding company with no exchange of stock certificates. The new holding company will have the same certificate of incorporation, bylaws, directors and officers as the former Kerr-McGee and its common stock will be publicly traded and listed on the New York Stock Exchange under the same symbol as the former Kerr-McGee's common stock.

     Consideration to be Received in the Merger. Each HS Resources stockholder will receive for their shares of HS Resources common stock held

     - $66 cash, or

     - .9404 shares of common stock of the new holding company, or

     - a combination of cash and common stock of the new holding company depending on the election made by the stockholder as described below and the elections made by the other stockholders of HS Resources. Approximately 70% of the total consideration to be received in the merger by HS Resources stockholders will be cash, and approximately 30% of the total consideration to be received will be common stock of the new holding company.

     Election of Cash or Stock Consideration. After the merger has been completed, we will send a form to each HS Resources stockholder that they may use to indicate whether their preference is to receive their merger consideration in cash or common stock of the new holding company or a combination thereof. If a number of HS Resources stockholders elect to receive cash such that more than $833 million would be payable in cash, the amount of cash consideration that each stockholder electing to receive cash will receive will be reduced by a pro rata amount and these stockholders will receive common stock of the new holding company (on the basis of .9404 shares of new holding company common stock for each share of HS Resources common stock held) for any shares for which they do not receive cash. On the other hand, if a number of HS Resources stockholders elect to receive common stock of the new holding company such that more than 5,090,230 shares of common stock of the new holding company would be issuable to HS Resources stockholders, the amount of common stock consideration that each stockholder electing to receive common stock of the new holding company will receive will be reduced by a pro rata amount and these stockholders will receive cash (on the basis of $66 of cash for each share of HS Resources common stock held) for any shares for which they do not receive common stock.

     If you do not make a cash or stock election in the time prescribed in the letter of transmittal, then you will be deemed to have made an election to receive cash. If both of the proration mechanisms described in the previous paragraph would be applicable, as, for example, if HS Resources issued additional shares of common stock prior to the merger upon exercise of options, only those stockholders electing to receive cash consideration will have their consideration prorated and more than 5,090,230 shares of common stock of the new holding company would be issuable to HS Resources stockholders in the merger.

     Some examples of the effects of the proration of the merger consideration follow (all percentages are approximate):

     - If all HS Resources stockholders elect to receive cash or if all elect to receive common stock of the new holding company, then each stockholder will receive 70% of its merger consideration in cash and 30% in common stock of the new holding company.

     - If holders of 80% of HS Resources stockholders elect to receive cash, then each stockholder who elects to receive only common stock of the new holding company will receive all of its merger consideration as common stock, and each stockholder who elects to receive only cash will receive seven-eighths (87.5%) of its merger consideration in cash and one-eighth (12.5%) in common stock of the new holding company.

     - If holders of 40% of HS Resources stockholders elect to receive common stock of the new holding company, then each stockholder who elects to receive only cash will receive all of its merger consideration as cash and each stockholder who elects to receive only common stock will receive three-quarters (75%) of its merger consideration as common stock of the new holding company and one-quarter (25%) as cash.

  Exchange Of Shares; Fractional Shares

     Exchange Agent. Prior to the merger, the new holding company will appoint an exchange agent to effect the exchange of certificates representing shares of HS Resources common stock for the merger consideration. Following the merger, the new holding company will deposit with the exchange agent certificates representing new holding company common stock and cash for conversion of shares as described under "-- Consideration to be Received in the Merger" on page 52.

     Exchange of Shares. Promptly after the merger, the new holding company will cause to be mailed to each record holder of HS Resources common stock (1) a letter of transmittal and instructions explaining how to surrender their stock certificates to the exchange agent and (2) an election form providing for the holders to make a cash election or a stock election. Upon surrender to the exchange agent of their stock certificates, together with a properly completed and signed letter of transmittal and any other documents required by the instructions to the letter of transmittal, the holders of record of the common stock represented by such certificates will be entitled to receive the merger consideration and each certificate surrendered will be canceled.

     Holders of unexchanged HS Resources stock certificates will not receive any dividends or other distributions made by the new holding company after the merger until their stock certificates are surrendered. Upon surrender, however, subject to applicable laws, such holders will receive all dividends and distributions made on the related shares of new holding company common stock subsequent to the merger, without interest, together with, if applicable, cash in lieu of fractional shares.

     HS RESOURCES STOCK CERTIFICATES SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY CARD AND SHOULD NOT BE FORWARDED TO THE EXCHANGE AGENT EXCEPT WITH A SIGNED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS THAT MAY BE REQUIRED BY THE EXCHANGE AGENT, AS PROVIDED IN THE INSTRUCTIONS THAT WILL ACCOMPANY THE LETTER OF TRANSMITTAL, WHICH WILL BE PROVIDED TO HS RESOURCES STOCKHOLDERS FOLLOWING THE MERGER.

     Fractional Shares. No fractional shares of new holding company common stock will be issued to holders of HS Resources common stock. In lieu of such fractional shares, each holder of shares of HS Resources common stock will receive cash in an amount equal to the product of;

     - such fractional part of a share multiplied by

     - the average of the closing prices of Kerr-McGee common stock on the New York Stock Exchange for the five trading days prior to the date of the merger.

     No interest will be paid in connection with the exchange of such fractional shares.

     Kerr-McGee Stockholders. Stockholders of Kerr-McGee will not be required to exchange their Kerr-McGee stock certificates. These stock certificates will, after the merger, automatically represent certificates for shares of the new holding company.

  Conditions to the Completion of the Merger.

     Conditions to Both Parties' Obligations. Kerr-McGee or HS Resources may choose not to complete the merger unless each of the following conditions is satisfied or waived:

     - the merger agreement has been adopted by the affirmative vote of the holders a majority of the outstanding shares of HS Resources common stock;

     - no restraining order or injunction prohibiting completion of the merger is in effect and the completion of the merger is not illegal under any applicable law;

     - the shares of common stock of the new holding company to be issued in the merger have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance;

     - the registration statement of which this proxy statement-prospectus is a part has been declared effective by the Securities and Exchange Commission and is not subject to any stop order or proceedings seeking a stop order; and

     - any waiting period applicable under the Hart-Scott-Rodino Act applicable to the merger has expired or been terminated.

     Additional Conditions to Kerr-McGee's Obligations. Kerr-McGee's obligation to complete the merger is also subject to the satisfaction or waiver of the following conditions:

     - the representations and warranties of HS Resources must be true and correct as of the date of the merger agreement and, except for representations and warranties that speak as of an earlier date, must also be true and correct as of the closing date of the merger, except for circumstances which, when considered individually or in the aggregate, have not had or would not reasonably be expected to have a company material adverse effect, as defined below;

     - HS Resources must not have breached in any material respect any obligations that it is required to perform in the merger agreement, which breach is not cured within 10 days of written notice or by December 31, 2001, if sooner, except where such breach would not have a company material adverse effect;

     - there is no suit or action taken by any governmental authority or any applicable law that would reasonably be expected to have the effect of
       (i) making the merger illegal, restraining or prohibiting the merger, or materially delaying the merger; or (ii) prohibiting or materially limiting the ownership or operation by HS Resources or any of its subsidiaries, or Kerr-McGee, the new holding company and any of their subsidiaries or affiliates, of a material portion of their businesses or assets taken as a whole; or

     - no events have occurred and continue to exist that would, individually or in the aggregate, be reasonably expected to have a company material adverse effect.

     For purposes of the merger agreement, the term "company material adverse effect" means any change, effect, fact, event, condition or development that would have or be reasonably likely to have a material adverse effect on:

     - the condition (financial or otherwise), business, operations or assets of HS Resources and its subsidiaries considered as a single enterprise; or

     - HS Resources' ability to consummate the transactions contemplated by the merger agreement.

     However, there will be no company material adverse effect to the extent that any change, effect, fact, event or condition adversely affects the oil and gas exploration and production industry generally or arises out of general economic conditions.

     Additional Conditions to HS Resources' Obligations. HS Resources' obligation to complete the merger is also subject to the satisfaction or waiver of the following conditions:

     - the representations and warranties of Kerr-McGee must be true and correct as of the date of the merger agreement and, except for representations and warranties that speak as of an earlier date, must also be true and correct as of the closing date of the merger, except for circumstances which, when considered individually or in the aggregate have not had or would not reasonably be expected to have a parent material adverse effect, as defined below;

     - Kerr-McGee must not have breached in any material respect any obligations that it is required to perform in the merger agreement, which breach is not cured within 10 days of written notice or by December 31, 2001, if sooner, except where such breach would not have a parent material adverse effect; or

     - there is no suit or action taken by any governmental authority or any applicable law that would reasonably be expected to have the effect of making the merger illegal, restraining or prohibiting the merger, or materially delaying the merger.

     For purposes of the merger agreement, the term "parent material adverse effect" means any change, effect, fact, event, condition or development that would have or be reasonably likely to have a material adverse effect on:

     - the condition (financial or otherwise), business, operations or assets of Kerr-McGee and its subsidiaries considered as a single enterprise; or

     - Kerr-McGee's ability to consummate the transactions contemplated by the merger agreement.

     However, there will be no company material adverse effect to the extent that any change, effect, fact, event or condition adversely affects the oil and gas exploration and production industry generally or arises out of general economic conditions.

     Representations and Warranties. The merger agreement contains customary representations and warranties by each of Kerr-McGee and HS Resources relating to, among other things:

     - corporate organization and similar corporate matters;

     - capital structure;

     - authority relative to the transaction;

     - documents filed with the Securities and Exchange Commission and the financial statements included in those documents;

     - legal proceedings;

     - information supplied in connection with this proxy statement-prospectus and the registration statement of which it is a part;

     - broker's fees;

     - taxes;

     - environmental matters; and

     - compliance with laws.

     Additional Representations and Warranties of HS Resources. In addition to the those described above, the merger agreement also contains additional representations and warranties by HS Resources relating to, among other things:

     - the operation of the HS Resources' business in the ordinary course since March 31, 2001, the absence of material undisclosed liabilities and no occurrence of a company material adverse effect;

     - board approval and recommendation of the merger;

     - the requisite vote required for approval and adoption of the merger;

     - benefit plans and employment matters;

     - its stockholders rights agreement;

     - its oil and gas reserves;

     - certain contracts and arrangements;

     - hedging activities; and

     - title to properties.

     Additional Representations and Warranties of Kerr-McGee. In addition to the those described above, the merger agreement also contains additional representations and warranties by Kerr-McGee relating to, among other things:

     - financing for the transaction;

     - not being an interested stockholder of HS Resources;

     - conducting an independent evaluation of HS Resources;

     - no Kerr-McGee's stockholder vote required for the merger; and

     - beneficial ownership of Kerr-McGee.

  Conduct of Business Pending the Merger.

     Conduct of HS Resources Pending the Merger. Under the merger agreement HS Resources has agreed that during the period before completion of the merger, except in connection with the transactions contemplated by the merger agreement, it will carry on its business in the ordinary course consistent with past practice, and will use all reasonable efforts to preserve intact its present lines of business, maintain its rights and franchises and preserve its relationships with customers, suppliers and others having business dealings with it and keep available the services of its current key officers and employees. Subject to certain exceptions, the merger agreement places specific restrictions on the ability of HS Resources and its subsidiaries to:

     - acquire, sell, encumber, lease, transfer or dispose of assets, rights or securities that are material or terminate, materially modify or enter into any material commitment or line of business, in each case outside of the ordinary course of business;

     - amend its certificate of incorporation or bylaws;

     - split, combine or reclassify any shares or interests in its capital stock;

     - pay or declare dividends on its capital stock;

     - redeem or acquire, or offer to redeem or acquire, any shares of its capital stock or securities representing the right to acquire its capital stock;

     - issue securities other than those issuable upon exercise of options outstanding on the date of the merger agreement and up to 250,000 shares or options issuable under any benefit plan;

     - modify the terms of any existing indebtedness or issue any debt securities, except as incurred in the ordinary course, consistent with past practice and less than $41 million;

     - guarantee or otherwise become responsible for the obligations of another party, or make any loans or advances except to or for the benefit of any subsidiary of HS Resources or except for indebtedness of $5,000,000 or less in the aggregate;

     - authorize, recommend or propose any material change in its capitalization;

     - grant or increase severance or termination pay;

     - adopt or establish any new employee benefit plan, amend in any material respect any employee benefit plan or, other than in the ordinary course of business, increase the compensation or fringe benefits of any employee or pay any material benefit not required by an existing benefit plan:

     - other than in the ordinary course of business, enter into or materially amend any employment, consulting, severance or indemnification agreement, or other obligation to any employee;

     - settle any tax liability or litigation involving the payment of more than $5 million;

     - make or commit to make capital expenditures in excess of a specified amount;

     - make any material changes in its tax accounting method;

     - other than in the ordinary course of business, pay or discharge any claims or liens involving more than $5 million individually or $10 million in the aggregate, which are not reserved for on its balance sheet;

     - other than in the ordinary course of business, write off any accounts or notes receivable in excess of $5 million;

     - knowingly take or agree to take any action that would or is reasonably likely to result in any of conditions to the merger not being satisfied or make any representation or warranty inaccurate in any material respect, or would impair or materially delay the consummation of the merger;

     - amend, modify or waive any provision of its rights agreement or take any action to redeem such rights or render them inapplicable to any transaction, other than to permit the transactions contemplated by the merger agreement;

     - take any action that would prevent the merger from qualifying as an exchange described in Section 351 of the United States Internal Revenue Code of 1986, as amended; or

     - enter into or modify any contract or arrangement to do any of the actions described in the preceding bullet points.

     Conduct of Kerr-McGee Pending the Merger. Subject to certain exceptions, during the period before the completion of the merger, the merger agreement places specific restrictions on the ability of Kerr-McGee to:

     - acquire by merger or otherwise any business or assets if the transaction would prevent or materially delay the merger;

     - adopt or propose any amendments to its charter documents which would have a materially adverse effect on the consummation of the merger;

     - take any action that would prevent the merger from qualifying as an exchange described in Section 351 of the Internal Revenue Code;

     - except for the payment of ordinary cash dividends on its common stock, split, combine or reclassify any shares of its capital stock, or set aside or pay any dividend, unless the merger consideration is adjusted proportionately;

     - adopt a plan of complete or partial liquidation or dissolution; or

     - agree in writing or otherwise to take any of the actions described in the preceding bullet points.

     No Solicitation of Takeover Proposals. The merger agreement contains detailed provisions prohibiting HS Resources from seeking a takeover proposal as an alternative to the merger. Under these "no solicitation" provisions, HS Resources has agreed that it will not:

     - solicit, initiate, or encourage any inquiries relating to, or the submission of, any takeover proposal, as described below;

     - approve, recommend or accept any takeover proposal, or enter into any letter of intent or agreement with respect to any takeover proposal; or

     - participate in any discussions regarding or take any other action to facilitate any inquiries or the making of any proposal or offer that is, or may reasonably be expected to lead to, any takeover proposal.

     The merger agreement permits HS Resources or its board of directors to comply with Rules 14d-9 and 14e-2 under the Securities Exchange Act with regard to a takeover proposal if the HS Resources board does not recommend that the stockholders of HS Resources tender their shares in connection with any such tender or exchange offer unless the board of directors shall have determined in good faith, after consultation with its financial advisors and outside counsel, that the relevant takeover proposal is a superior proposal, as described below.

     If prior to HS Resources shareholders' meeting, HS Resources receives an unsolicited bona fide written takeover proposal from a third party that the board of directors determines in good faith, after receiving the advice of a financial advisor of nationally recognized reputation, is reasonably likely to be a superior proposal, HS Resources and its representatives may conduct such discussions or provide information as it determines, but only if, prior to providing any information or engaging in any discussions:

     - the third party shall have entered into a confidentiality agreement not materially less favorable to HS Resources than the confidentiality agreement with Kerr-McGee and containing additional provisions that expressly permit HS Resources to comply with the provisions of the no solicitation provision; and

     - the board determines in its good faith judgment, after consultation with outside counsel, that it is required to do so in order to comply with its fiduciary duties.

     HS Resources must promptly notify Kerr-McGee if it receives any takeover proposal, including the identity of the party submitting the proposal. Within 24 hours of receipt of an inquiry, proposal or offer that could reasonably be expected to lead to a takeover proposal, HS Resources must provide Kerr-McGee with the material terms, conditions and other aspects of any inquiry, proposal or offer of this type.

     For purposes of the merger agreement, a "takeover proposal" means any proposal or offer for a merger or other business combination, reorganization, share exchange, recapitalization, liquidation, dissolution or similar transaction involving HS Resources or any of its subsidiaries or to acquire in any manner, including by tender or exchange offer, directly or indirectly, a 10% or more equity interest in, any voting securities of, or assets of HS Resources and its subsidiaries having an aggregate value equal to 10% or more of HS Resources consolidated asset value.

     For purposes of the merger agreement, a "superior proposal" means any unsolicited bona fide written takeover proposal which contemplates:

     - a merger or other business combination, reorganization, share exchange, recapitalization, liquidation, dissolution, tender offer, exchange offer or similar transaction involving HS Resources as a result of which HS Resources stockholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the ultimate parent entity resulting from such transaction or a sale, lease, exchange, transfer or other disposition of at least 50% of the value of the assets of HS Resources and its subsidiaries, taken as a whole; and

     - it is on terms which the HS Resources board determines, after consultation with its financial advisor and outside counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, would, if consummated, result in a transaction that is more favorable to its stockholders from a financial point of view than the transactions contemplated by the merger agreement, including the terms of any proposal by Kerr-McGee to modify the terms of the transactions contemplated by the merger agreement and is reasonably likely to be financed and otherwise completed in a timely manner.

  Other Agreements.

     Reasonable Best Efforts. Kerr-McGee and HS Resources have each agreed to cooperate with the other and to use their reasonable best efforts to take all actions reasonably necessary to consummate the merger, including obtaining any consent, authorization, or approvals required for or in connection with the consummation of the merger, except to the extent that any action or thing would reasonably be expected to have a material adverse effect on the new holding company after the merger.

     Directors. HS Resources has agreed to cause the members of its board of directors to submit their resignations from the board of directors effective as of the effective time of the merger. The merger agreement also provides that as promptly as practicable following the merger either Nicholas J. Sutton, Chairman and Chief Executive Officer of HS Resources, or P. Michael Highum, President of HS Resources, will be elected to the new holding company's board of directors.

     The merger agreement also contains agreements relating to the parties using their reasonable best efforts to have the common stock of the new holding company approved for listing on the New York

Stock Exchange, subject to official notice of issuance, prior to the effective time of the merger. In addition, HS Resources will deliver a list of its affiliates to Kerr-McGee and will use its reasonable best efforts to procure the delivery by these affiliates to Kerr-McGee of agreements to comply with the requirements of the Securities Act, including Rule 145.

     Termination. The merger agreement may be terminated at any time prior to the merger, whether before or after the HS Resources stockholder approval has been obtained:

     - by mutual written consent;

     - by either party if:

      - the merger of HS Resources and HS Resources Merger Sub is not completed by December 31, 2001, except that this right to terminate will not be available to a party whose failure to fulfill any obligation under any provision of the merger agreement has been the cause of, or resulted in, the failure of the merger to be completed by December 31, 2001; or

      - any court or other governmental authority issues a non-appealable final order, decree or ruling which prohibits the merger or has adopted a law, rule or regulation which makes the merger illegal or otherwise prohibits the merger, so long as the party seeking termination has used all reasonable efforts to prevent such action.

     - by Kerr-McGee if:

      - the HS Resources board withdraws, modifies or amends in any manner adverse to Kerr-McGee its approval or recommendation of the merger or recommends or approves a takeover proposal;

      - any person or group, other than Kerr-McGee or its affiliates or any group they are part of, shall have acquired beneficial ownership of 15% or more of the outstanding shares of HS Resources common stock;

      - HS Resources breaches the no solicitation provision of the merger agreement in a material respect and Kerr-McGee or the new holding company is adversely affected by the breach;

      - HS Resources exempts any person or group other than Kerr-McGee or its affiliates from Section 203 of the Delaware General Corporation Law or amends its rights agreement or redeems the outstanding rights other than in connection with the merger agreement; or

      - HS Resources breaches or fails to satisfy any of its obligations that results in the conditions to the obligations of Kerr-McGee not being able to be satisfied on or before December 31, 2001, except that Kerr-McGee cannot terminate if it is in material breach of the merger agreement.

     - by HS Resources if:

      - it receives a superior proposal and resolves to accept such proposal, after receiving the advice of a nationally recognized financial advisor and its outside counsel, and has complied with the no solicitation provisions of the merger agreement; or

      - Kerr-McGee breaches or fails to satisfy any obligation that results in the conditions to the obligations of HS Resources not being able to be satisfied on or before December 31, 2001, except that HS Resources cannot terminate if it is in material breach of the merger agreement.

     Termination Fees and Expenses. HS Resources may be required to pay a termination fee of $40 million, plus up to $8 million of reasonable out-of-pocket fees and expenses incurred by Kerr-McGee (including the fees and expenses of its counsel, financial advisor and financing sources) in connection with the merger agreement and the transactions contemplated by the merger agreement, if the merger agreement is terminated in the following circumstances:

     - HS Resources terminates in order to accept a superior proposal;

     - Kerr-McGee terminates based on:

      - HS Resources board's withdrawal, modification or amendment, in any manner adverse to Kerr-McGee, of its approval or recommendation of the merger or its recommendation or approval of a takeover proposal;

      - a breach by HS Resources of the no solicitation provision of the merger agreement in a material respect and Kerr-McGee or the new holding company is adversely affected by the breach; or

      - if HS Resources exempts any person or group other than Kerr-McGee or its affiliates from Section 203 of the Delaware General Corporation Law or amends its rights agreement or redeems the outstanding rights other than in connection with the merger agreement;

     - HS Resources terminates based on the failure to consummate the merger by December 31, 2001, or Kerr-McGee terminates based on HS Resources' breach of the merger agreement, and

      - prior to the termination a takeover proposal has been publicly announced, disclosed or communicated and

      - on the date of termination, Kerr-McGee is not in material breach of the merger agreement, and

      - within twelve months after termination HS Resources completes or enters into an agreement regarding a takeover proposal with the party that made such takeover proposal or its affiliate.

     Other Expenses. The merger agreement provides that whether or not the merger is consummated, all out-of-pocket expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except, if applicable, as described above in "-- Termination Fees and Expenses."

     Amendment and Waiver. We may amend the merger agreement by action taken or authorized by our respective boards of directors or stockholders, at any time before or after approval of the matters presented in connection with the merger by the stockholders, provided that, after any such approval, the parties will make no amendment which by law requires further approval by such stockholders without such further approval. Any failure of the parties to the merger agreement to comply with their obligations may be waived prior to the effective time of the merger only in writing by the party entitled to the benefit of the obligation, but such waiver shall not operate as a waiver or estoppel with respect to any subsequent or other failure.

                  COMPARISON OF RIGHTS OF NEW HOLDING COMPANY
                     STOCKHOLDERS, KERR-MCGEE STOCKHOLDERS
                         AND HS RESOURCES STOCKHOLDERS

     Kerr-McGee, the new holding company and HS Resources are all organized under the laws of the State of Delaware. Any differences, therefore, in the rights of holders of our common stock arise primarily from differences in our respective restated certificates of incorporation, restated bylaws and rights agreements.

     The summary set forth below highlights the material distinctions among the governing documents of Kerr-McGee, HS Resources and the new holding company and is not intended to provide a comprehensive summary of each of such company's governing documents. Upon completion of the merger, the certificate of incorporation and bylaws of Kerr-McGee in effect immediately prior to the merger will be the same as certificate of incorporation and bylaws of the new holding company. See "Where You Can Find More Information" on page 68.

         CURRENT KERR-MCGEE AND NEW HOLDING COMPANY                      CURRENT HS RESOURCES
                                              CAPITAL STOCK
                                                Authorized

 Authorized to issue 300,000,000 shares of common stock, par  Authorized to issue 50,000,000 shares of
 value of $1.00 per share, and 40,000,000 shares of           common stock and 15,000,000 shares of
 preferred stock, no par value.                               preferred stock, each with a par value of
                                                              $.001 per share.

                                            STOCKHOLDER ACTION
                                             Annual Meetings

 To be held within 150 days of the end of each fiscal year,   Shall be held each year on the second
 as set by the board of directors.                            Wednesday in May, or at such other date and
                                                              time designated by the board of directors,
                                                              which shall be not more than thirteen months
                                                              after its last annual meeting.

                                             Special Meetings

 Can only be called by the Chief Executive Officer or by the  Can be called at any time by the board of
 Secretary at the direction of the board of directors.        directors, the Chairman, the President, or
                                                              one or more shareholders with aggregate
                                                              holdings of more than 50% of the shares
                                                              entitled to vote at that meeting.

                                        Action by Written Consent

 Prohibited.                                                  Action may be taken by written consent
                                                              without a meeting and without prior notice
                                                              so long as one or more stockholders holding
                                                              at least 75% of the stock entitled to vote
                                                              on such action at a meeting of stockholders
                                                              consent in writing to such action.

         CURRENT KERR-MCGEE AND NEW HOLDING COMPANY                      CURRENT HS RESOURCES

                                        Advance Notice of Director
                                     Nominations and Other Proposals

 For an annual meeting, a stockholder must give notice of     The company's Bylaws do not a have a
 nominations or proposals to the Secretary between 70 and 90  provision similar or comparable to
 days before the one-year anniversary of the previous         Kerr-McGee's Bylaws regarding advance notice
 meeting.                                                     of director nominations and other
                                                              shareholder proposals.
 For a special meeting at which directors are to be elected, a stockholder must give notice of nominations to the
 Secretary between 70 days and 90 days before the meeting,
 or 10 days after the delivery of notice of the meeting, if
 later.

                                            BOARD OF DIRECTORS
                                              Classification

 Directors are divided into three classes. Each class serves  Directors are divided into three classes.
 a three-year term and is as nearly equal in size as          Each class serves a three-year term and is
 possible. One class is elected at each annual meeting of     as nearly equal in size as possible. One
 stockholders. Additional directors elected pursuant to the   class is elected at each annual meeting of
 terms of any future preferred stock may be governed by       stockholders.
 different provisions.

                                           Number of Directors

 Minimum of 3 (no maximum), as fixed by the board of          Minimum of 5 but no more than 9, as fixed by
 directors from time to time.                                 a resolution of the board of directors or
                                                              approved by shareholders.

                                                 Removal

 Directors may only be removed for cause, and only by a 75%   Directors may be removed with or without
 stockholder vote.                                            cause by one or more stockholders holding
                                                              not less than 50% of the shares entitled to
                                                              vote on the election of directors.

                                              Qualifications

 Anyone 64 or older must have previously served on either     The company's Bylaws do not have a provision
 the Kerr-McGee board or the Oryx Energy Company board to be  similar or comparable to Kerr-McGee's Bylaws
 qualified for election. Anyone 70 or older or anyone who     regarding the qualifications of directors.
 has retired as an employee is not eligible for election or
 reelection, irrespective of prior service as a Director.

                                      Special Meetings of the Board

 Can be called by the Chief Executive Officer upon 24 hours   Can be called at any time by the Chairman,
 notice to each director, or upon written request of a        the President, any Vice President, the
 majority of the directors.                                   Secretary, or any two directors.

         CURRENT KERR-MCGEE AND NEW HOLDING COMPANY                      CURRENT HS RESOURCES

                                TRANSACTIONS WITH INTERESTED STOCKHOLDERS
                           Extraordinary Transactions and Securities Issuances

 Generally prohibits certain transactions between the         Generally prohibits certain transactions
 company and any 10% stockholder (or any company affiliate    between the company and an Interested Person
 who has been a 10% stockholder within preceding two years)   (a 5% stockholder who is a party to the
 unless either:                                               transaction, or a company affiliate who is a
                                                              party to the transaction and was a 5%
     i) approved by majority vote of the other stockholders;  stockholder within the past two years)
    or                                                        unless either:
    ii) approved by a majority of unaffiliated directors          i) approved by the affirmative vote of
        elected prior to the interested stockholder becoming         the holders of at least 66 2/3% of
        such or nominated by such directors and, if the              the voting stock; and
        transaction involves any payments to the other
        stockholders for their shares, such payments must        ii) approved by the affirmative vote of
        satisfy minimum fair price requirements and certain      at least a majority of the common stock.
        other conditions must be met.
                                                              Prohibited transactions include:
 Prohibited transactions include:
                                                                 - mergers and consolidations;
    - mergers and consolidations;
                                                                 - transfers of significant assets to or
    - transfers of company assets with a fair market value         from an Interested Person;
      greater than $10 million;
                                                                 - issuances of securities with a fair
    - liquidation or dissolution;                                  market value of $5 million or more;
    - issuances of securities with a fair market value           - recapitalizations and other similar
      greater than $10 million; and                                transactions which increase the
                                                                   percentage ownership by the interested
    - recapitalizations and similar transactions which             stockholders; and
      increase the percentage ownership by the interested
      stockholder.                                               - spinoffs, liquidation, dissolution, and
                                                                   other similar transactions
                                                              The approval of 66 2/3% of the voting stock
                                                              is not applicable to these and certain other
                                                              transactions if:
                                                                 - approved by at least two-thirds of the
                                                                   board of directors who are not
                                                                   affiliates or associates of the
                                                                   Interested Shareholder; or
                                                                 - certain conditions regarding the nature
                                                                   and terms of the proposed transaction
                                                                   are met.

         CURRENT KERR-MCGEE AND NEW HOLDING COMPANY                      CURRENT HS RESOURCES

                                         Repurchase of Securities

 Generally prohibits repurchases of any common stock held     The company's charter contains no provision
 for less than two years by any 5% stockholder (or any        similar or comparable to the Kerr-McGee
 company affiliate who has been a 5% stockholder within       charter regarding the repurchase of
 preceding two years) unless:                                 securities.
     i) at a price not in excess of fair market value; or
     ii) approved by majority vote of the other
    stockholders; or
    iii) pursuant to a tender offer made to all stockholders
         or in open-market purchases at prevailing prices.

                                                AMENDMENTS
                                                 Charter

 Requires majority stockholder approval, except that:         Requires the affirmative vote of holders of
                                                              not less than two-thirds of the outstanding
     i) majority approval of disinterested stockholders       shares of stock entitled to vote upon the
        required for amendment of provisions described on     election of directors, except that the
        the previous page regarding transactions with         affirmative vote of holders of not less than
        interested stockholders; and                          a majority of the outstanding shares of
                                                              stock entitled to vote upon the election of
    ii) 75% stockholder approval required for amendment of    directors is required to amend provisions
        provisions described above regarding:                 regarding the number of shares of capital
                                                              stock authorized.
      - classification, number and removal of directors and
        filling of director vacancies;
      - ability of board of directors to amend bylaws (see
        below) special meetings of and written consent by
        stockholders; and
      - these limitations on charter amendments.

                                                 By-Laws

 Can be amended by majority vote of the board of directors.   Can be amended by the vote or written
 Can also be amended by majority stockholder vote, except a   consent of holders of not less than two-
 75% stockholder vote is required for amendment of            thirds of the shares entitled to vote
 provisions regarding:                                        thereon, or a vote or written consent of the
                                                              board of directors without stockholder
    - classification, number and removal of directors and     approval.
      filling of director vacancies;
    - special meetings of stockholders;
    - advance notice of nominations or proposals made at
      annual meetings of stockholders; and
    - these limitations on bylaw amendments.

RIGHTS AGREEMENTS

     Kerr-McGee before the Merger. Kerr-McGee has adopted a rights agreement that provides for the issuance of a right to the holder of each share of Kerr-McGee common stock. Upon any person or group acquiring 15% or more of the outstanding Kerr-McGee common stock, a "Kerr-McGee acquiring person," each right will entitle the holder to purchase additional shares of Kerr-McGee common stock or, in certain cases, other securities of Kerr-McGee or cash or other property, having a current market value of two times the exercise price of $215. A Kerr-McGee acquiring person would not be entitled to exercise the rights. Alternatively, prior to a Kerr-McGee acquiring person acquiring 50% or more of the outstanding Kerr-McGee common stock, the Kerr-McGee board may elect to issue a share of Kerr-McGee common stock in exchange for each right other than rights held by the Kerr-McGee acquiring person. In addition, if Kerr-McGee is acquired in a merger or other business combination or 50% or more of its assets or earning power is sold, each right will entitle the holder to purchase, at the exercise price, common stock of the acquiror having a current market value of two times the exercise price. Prior to any person or group acquiring 15% or more of the common stock, Kerr-McGee can redeem the rights in whole, but not in part, for $0.01 per right, or may amend the rights agreement in any way without the consent of the holders of the rights. Kerr-McGee has amended its rights agreement to expire immediately prior to the effective time of the merger of Kerr-McGee and Kerr-McGee Merger Sub. Neither HS Resources nor the new holding company are or will become a Kerr-McGee acquiring person as a result of the merger.

     HS Resources before the Merger. Under HS Resources rights agreement, if any person or group becomes the beneficial owner of 15% or more of its common stock, or in the event of a merger or other business combination, each right will entitle the holder other than the acquiring party to purchase either common stock or shares in an acquiring entity at a 50% discount of the then current market value. HS Resources is entitled to redeem rights at $0.01 per right at any time prior to such time that a person or group acquires a 15% position in its voting stock. Under the merger agreement, HS Resources is required to redeem the rights immediately prior to the merger. Kerr-McGee will not become an acquiring party as a result of the merger.

     New Holding Company after the Merger. Prior to the effective time of the merger the new holding company will adopt a rights agreement that is substantially identical to the Kerr-McGee rights agreement.

STATE ANTI-TAKEOVER STATUTES

     Under the Delaware business combination statute, a corporation is prohibited from engaging in any business combination with an interested stockholder who, together with its affiliates or associates, owns, or who is an affiliate or associate of the corporation and within a three-year period did own, 15% or more of the corporation's voting stock for a three year period following the time the stockholder became an interested stockholder, unless:

     - prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or

     - at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting and not by written consent, of at least
       66 2/3% of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.

     A business combination generally includes:

     - mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder;

     - specified transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries; and

     - other transactions resulting in a disproportionate financial benefit to an interested stockholder.

     The provisions of the Delaware business combination statute do not apply to a corporation if, subject to certain requirements, the certificate of incorporation or by-laws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association or held of record by more than 2,000 stockholders.

     Kerr-McGee. Because Kerr-McGee has not adopted any provision in its restated certificate of incorporation to "opt out" of the Delaware business combination statute, the statute is applicable to business combinations involving Kerr-McGee.

     HS Resources. Because HS Resources has not adopted any provision in its restated certificate of incorporation to "opt out" of the Delaware business combination statute, the statute is applicable to business combinations involving HS Resources.

     New Holding Company. Because the restated certificate incorporation will not include any provision to "opt-out" of the Delaware business combination statute, the statute will apply to business combinations involving the new holding company.

                    DESCRIPTION OF THE NEW HOLDING COMPANY'S
                       CAPITAL STOCK FOLLOWING THE MERGER

     The summary of the terms of the capital stock of the new holding company set forth below is qualified by reference to the forms of the certificate of incorporation and by-laws of the combined company, which will be identical in all material respects to Kerr-McGee's current certificate of incorporation and bylaws.

AUTHORIZED CAPITAL STOCK

     The combined company's authorized capital stock will consist of 300,000,000 shares of new holding company common stock, par value $1.00 per share, and 40,000,000 shares of preferred stock, no par value per share.

COMMON STOCK

     Following the merger Kerr-McGee expects there to be approximately 100,057,157 shares of common stock of the new holding company outstanding, 1,107,692 of which will be held by a subsidiary and will be non-voting. 5,750,208 shares of the common stock of the new holding company will be reserved for issuance pursuant to its employee benefit plans, and 11,521,111 shares of common stock of the new company will be reserved for issuance upon conversion of convertible debentures, which will become obligations of the combined company following the merger.

     The holders of common stock of the new holding company will be entitled to receive ratably, from funds legally available for the payment thereof, dividends when and as declared by resolution of the new holding company's board, subject to any preferential dividend rights which may be granted to holders of any preferred stock authorized and issued by the new holding company board. In the event of liquidation, each share of common stock is entitled to share pro rata in any distribution of the new holding company's assets after payment or providing for the payment of liabilities and any liquidation preference of any preferred stock authorized and issued by the new holding company. Each holder of new holding company common stock is entitled to one vote for each share of new holding company common stock held of record on the applicable record date on all matters submitted to a vote of stockholders, including the election of directors.

     Holders of new holding company common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption rights or sinking fund provisions with respect to new holding company common stock. The outstanding shares of new holding company common stock are, and the shares of new holding company common stock issued pursuant to the merger will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The new holding company board will have the authority, without further stockholder approval, to create other series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of the relevant class of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any such series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series.

TRANSFER AGENT AND REGISTRAR

     UMB Bank, N.A. will be the transfer agent and registrar for the new holding company common stock.

STOCK EXCHANGE LISTING

     Kerr-McGee common stock is listed on the New York Stock Exchange. Kerr-McGee will use its reasonable best efforts to cause the shares of new holding company common stock issuable in the merger to be approved for listing on the New York Stock Exchange on or prior to the merger, subject to official notice of issuance.

                                 LEGAL MATTERS

     Simpson Thacher & Bartlett, New York, New York, will provide an opinion for the new holding company regarding the validity of the shares of the new holding company offered by this proxy statement-prospectus.

                                    EXPERTS

     Kerr-McGee. The audited financial statements and schedule of Kerr-McGee incorporated by reference or included in Kerr-McGee's Annual Report on Form 10-K for the year ended December 31, 2000 have been incorporated by reference in this proxy statement-prospectus and have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     HS Resources. The audited financial statements of HS Resources included in HS Resources' Annual Report on Form 10-K for the year ended December 31, 2000 have been incorporated by reference in this proxy statement-prospectus and have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                          FUTURE STOCKHOLDER PROPOSALS

     HS Resources has already held its 2001 annual meeting of stockholders. HS Resources will hold an annual meeting in 2002 only if the merger has not already been completed. In order to be included in the proxy statement for the 2002 annual meeting of HS Resources' stockholders, stockholder proposals must be received by the Secretary of HS Resources no later than December 31, 2001, and must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934.

                      WHERE YOU CAN FIND MORE INFORMATION

     Kerr-McGee and HS Resources file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's website at http://www.sec.gov. Copies of documents filed by Kerr-McGee and HS Resources with the Securities and Exchange Commission are also available at the offices of The New York Stock Exchange, 20 Broad Street New York, New York 10005.

     The new holding company has filed a registration statement on Form S-4 under the Securities Act with the Securities and Exchange Commission with respect to the common stock and to be issued in the merger. This proxy statement-prospectus constitutes the prospectus of the new holding company filed as part of the registration statement. This proxy statement-prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. The registration statement and its exhibits are available for inspection and copying as set forth above.

     The Securities and Exchange Commission allows us to "incorporate by reference" into this proxy statement-prospectus documents filed with the Securities and Exchange Commission by Kerr-McGee and HS Resources. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this proxy statement-prospectus, and later information that either Kerr-McGee or HS Resources files with the Securities and Exchange Commission will update and supersede that information. We incorporate by reference the documents listed below and any documents filed by Kerr-McGee or HS Resources pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement-prospectus and before the date of the special meeting:

KERR-MCGEE'S FILINGS (SEC FILE NUMBER 1-3939):                    PERIODS
----------------------------------------------                    -------
Annual Report on Form 10-K                       Year ended December 31, 2000
Quarterly Reports on Form 10-Q                   Quarter ended March 31, 2001
Current Reports on Form 8-K                      Filed January 17, 2001, February 20,
                                                 2001, March 19, 2001, March 23, 2001,
                                                 April 10, 2001, May 14, 2001, May 15,
                                                 2001, May 16, 2001 and May 24, 2001
The description of Kerr-McGee's common stock
and preferred stock contained in Kerr-McGee's
registration statements filed under Section 12
of the Securities Exchange Act
Kerr-McGee's proxy statement for its 2001
annual meeting of stockholders

HS RESOURCES' FILINGS (SEC FILE NUMBER 0-18886):                   PERIODS
------------------------------------------------                   -------
Annual Report on Form 10-K                        Year ended December 31, 2000
Quarterly Reports on Form 10-Q                    Quarter ended March 31, 2001
Current Reports on Form 8-K                       Filed February 15, 2001, March 20, 2001,
                                                  April 25, 2001, and May 17, 2001
The description of HS Resources' common stock
contained in HS Resources' registration
statements filed under Section 12 of the
Securities Exchange Act
HS Resources' proxy statement for its 2001
annual meeting of stockholders

     You may request a copy of the documents incorporated by reference into this proxy statement-prospectus by writing to or telephoning Kerr-McGee or HS Resources. YOUR REQUEST MUST BE RECEIVED NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE SPECIAL MEETING IN ORDER TO OBTAIN TIMELY DELIVERY OF ANY MATERIALS THAT YOU REQUEST.

     Requests for documents should be directed to:

1.  For Kerr-McGee documents:               2.  For HS Resources documents:
    123 Robert S. Kerr Avenue                   1999 Broadway, Suite 3600
    Oklahoma City, Oklahoma 73102               Denver, CO 80202
    Attention: Secretary                        Attention: Secretary
    (800) 786-2556                              (303) 296-3600

     This proxy statement-prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement-prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement-prospectus nor any distribution of securities pursuant to this proxy statement-prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement-prospectus by reference or in the affairs of HS Resources or Kerr-McGee since the date of this proxy statement-prospectus. The information contained in this proxy statement-prospectus with respect to Kerr-McGee was provided by Kerr-McGee and the information contained in this proxy statement-prospectus with respect to HS Resources was provided by HS Resources.

                                    ANNEX A
                          AGREEMENT AND PLAN OF MERGER

                            DATED AS OF MAY 13, 2001

                                     AMONG

                            KERR-MCGEE CORPORATION,

                               KING HOLDCO, INC.,

                               HS RESOURCES, INC.

                              KING MERGER SUB, INC

                                      AND

                             HAWK MERGER SUB, INC.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ARTICLE 1  THE MERGERS......................................   A-1
  1.1   The Mergers.........................................   A-1
  1.2   Effect of the Company Merger........................   A-1
  1.3   Consummation of the Merger..........................   A-2
  1.4   Certificate of Incorporation; Bylaws; Directors and
     Officers...............................................   A-2
  1.5   Holdco..............................................   A-3
  1.6   Conversion of Acquisition I Common Stock............   A-3
  1.7   Conversion of Company Common Stock..................   A-3
  1.8   Surrender of Shares; Stock Transfer Books...........   A-5
  1.9   Distributions with Respect to Unexchanged Shares....   A-6
  1.10  No Further Ownership Rights in Company Common
     Stock..................................................   A-6
  1.11  Fractional Shares...................................   A-6
  1.12  Lost Certificates...................................   A-6
  1.13  Withholding Rights..................................   A-7
  1.14  Taking of Necessary Action; Further Action..........   A-7
  1.15  Parent Merger.......................................   A-7
ARTICLE 2  REPRESENTATIONS AND WARRANTIES OF THE COMPANY....   A-7
  2.1   Organization........................................   A-7
  2.2   Capital Stock of the Company........................   A-8
  2.3   Authority Relative to this Agreement................   A-9
  2.4   SEC Reports and Financial Statements................  A-10
  2.5   Certain Changes.....................................  A-10
  2.6   Litigation..........................................  A-10
  2.7   Disclosure in Proxy Statement.......................  A-11
  2.8   Broker's or Finder's Fees...........................  A-11
  2.9   Employee Plans......................................  A-11
  2.10  Board Recommendation; Company Action; Requisite Vote
        of the Company's   Stockholders.....................  A-12
  2.11  Taxes...............................................  A-13
  2.12  Environmental.......................................  A-14
  2.13  Compliance with Laws................................  A-15
  2.14  Employment Matters..................................  A-15
  2.15  Rights Agreement....................................  A-15
  2.16  Oil and Gas Reserves................................  A-15
  2.17  Certain Contracts and Arrangements..................  A-15
  2.18  Financial and Commodity Hedging.....................  A-16
  2.19  Properties..........................................  A-16
ARTICLE 3  REPRESENTATIONS AND WARRANTIES OF THE PARENT,
  HOLDCO AND ACQUISITION I..................................  A-16
  3.1   Organization........................................  A-16
  3.2   Capital Stock.......................................  A-17
  3.3   Authority Relative to this Agreement and the Parent
     Merger Agreement.......................................  A-18
  3.4   SEC Reports and Financial Statements................  A-19
  3.5   Litigation..........................................  A-19
  3.6   Financing...........................................  A-19
  3.7   Proxy Statement.....................................  A-19
  3.8   Broker's or Finder's Fees...........................  A-20
  3.9   Parent Not An Interested Stockholder................  A-20

                                                              PAGE
                                                              ----
  3.10  Independent Evaluation..............................  A-20
  3.11  Tax Matters.........................................  A-20
  3.12  No Vote Required....................................  A-20
  3.13  Environmental.......................................  A-20
  3.14  Compliance with Laws................................  A-21
  3.15  Beneficial Ownership................................  A-21
ARTICLE 4  CONDUCT OF BUSINESS PENDING THE COMPANY MERGER...  A-21
  4.1   Conduct of Business by the Company Pending the
     Company Merger.........................................  A-21
  4.2   Conduct of Business of Parent.......................  A-23
ARTICLE 5  ADDITIONAL AGREEMENTS............................  A-24
  5.1   Shareholders' Meeting...............................  A-24
  5.2   Registration Statement..............................  A-24
  5.3   Employee Benefit Matters............................  A-25
  5.4   Consents and Approvals..............................  A-26
  5.5   Public Statements...................................  A-26
  5.6   Reasonable Best Efforts.............................  A-27
  5.7   Notification of Certain Matters.....................  A-27
  5.8   Access to Information; Confidentiality..............  A-27
  5.9   No Solicitation.....................................  A-28
  5.10  Indemnification and Insurance.......................  A-29
  5.11  Actions Regarding the Rights........................  A-30
  5.12  Options.............................................  A-30
  5.13  Affiliates..........................................  A-31
  5.14  Stock Exchange Listing..............................  A-31
  5.15  Section 16 Matters..................................  A-31
  5.16  Directorship........................................  A-31
ARTICLE 6  CONDITIONS.......................................  A-31
  6.1   Conditions to the Obligation of Each Party to Effect
     the Mergers............................................  A-31
  6.2   Additional Conditions to the Obligation of Parent,
     Holdco and Acquisition I...............................  A-32
  6.3   Additional Conditions to the Obligation of the
     Company................................................  A-32
ARTICLE 7  TERMINATION, AMENDMENT AND WAIVER................  A-33
  7.1   Termination.........................................  A-33
  7.2   Effect of Termination...............................  A-34
  7.3   Fees and Expenses...................................  A-34
  7.4   Amendment...........................................  A-34
  7.5   Waiver..............................................  A-34
ARTICLE 8  GENERAL PROVISIONS...............................  A-35
  8.1   Notices.............................................  A-35
  8.2   Representations and Warranties......................  A-35
  8.3   Governing Law.......................................  A-35
  8.4   Counterparts; Facsimile Transmission of
     Signatures.............................................  A-36
  8.5   Assignment; No Third Party Beneficiaries............  A-36
  8.6   Severability........................................  A-36
  8.7   Entire Agreement....................................  A-36

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of May 13, 2001 is among HS Resources, Inc., a Delaware corporation ("Company"), Kerr-McGee Corporation, a Delaware corporation ("Parent"), King Holdco, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Holdco"), Hawk Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco ("Acquisition I"), and King Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco ("Acquisition II").

     WHEREAS, the parties have agreed pursuant to this Agreement that (i) Acquisition I will be merged with and into the Company with the Company as the surviving corporation, as described in Article I of this Agreement (the "Company Merger"), and (ii) immediately prior to the Company Merger, Acquisition II will be merged with and into Parent with Parent as the surviving corporation pursuant to an Agreement and Plan of Merger (the "Parent Merger Agreement") and in accordance with Section 251(g) of the Delaware General Corporation Law ("Delaware Law") (the "Parent Merger" and, together with the Company Merger, the "Mergers").

     WHEREAS, concurrently with the consummation of the Parent Merger, Holdco will be renamed "Kerr-McGee Corporation" and will become the parent corporation of Parent, as further described in Article I of this Agreement and in the Parent Merger Agreement.

     WHEREAS, it is intended for federal income tax purposes that (i) the Parent Merger qualify as a reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"), or, taken together with the Company Merger, qualify as an exchange within the meaning of
Section 351 of the Code and (ii) the Parent Merger and the Company Merger, taken together, qualify as an exchange within the meaning of Section 351 of the Code.

     WHEREAS, the board of directors of the Company has approved this Agreement and the Company Merger and has determined that the Company Merger is fair to, and in the best interests of, the holders of Company Common Stock and resolved to recommend approval of this Agreement and the Company Merger by the stockholders of the Company.

     NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants contained in this Agreement and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Holdco, the Company, Acquisition I and Acquisition II intending to be legally bound, hereby agree as follows:

                                   ARTICLE 1

                                  THE MERGERS

     1.1 The Mergers. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Law, (a) immediately prior to the Effective Time (defined below) upon the terms and subject to the conditions set forth in the Parent Merger Agreement in accordance with Section 251(g) of the Delaware Law, Acquisition II shall be merged with and into Parent in the Parent Merger and (b) at the Effective Time, Acquisition I shall be merged with and into the Company in the Company Merger. Following the Parent Merger, Parent shall continue its corporate existence under the laws of the State of Delaware as the surviving corporation of the Parent Merger (the "Parent Surviving Corporation") and a wholly owned subsidiary of Holdco and the separate corporate existence of Acquisition II shall cease. Following the Company Merger, the Company shall continue its corporate existence under the laws of the State of Delaware as the surviving corporation of the Company Merger (the "Company Surviving Corporation") and a wholly owned subsidiary of Holdco and the separate corporate existence of Acquisition I shall cease.

     1.2 Effect of the Company Merger. The Company Merger shall have the effects set forth in the applicable provisions of the Delaware Law. Without limiting the generality of the foregoing, when the Company Merger has been effected, the Company Surviving Corporation shall thereupon and thereafter possess all the rights, privileges, powers and franchises of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties of each of the Company and Acquisition I (the "Constituent Corporations"); and each of the rights, privileges, powers and franchises of each of the Constituent Corporations and all property, real, personal and mixed, and all debts due to either of the Constituent Corporations on whatever account, as well for stock subscriptions as all other things in action or belonging to each of such corporations, shall be vested in the Company Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest, shall be thereafter as effectually the property of the Company Surviving Corporation as they were of the respective Constituent Corporations, and the title to any real estate vested by deed or otherwise in any of such Constituent Corporations shall not revert or be in any way impaired by reason of the Company Merger; but all rights of creditors and all liens upon any property of any of said Constituent Corporations shall be preserved unimpaired, and all debts, liabilities and duties of the respective Constituent Corporations shall thenceforth attach to the Company Surviving Corporation, and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

     1.3 Consummation of the Merger. As soon as is practicable after the satisfaction or waiver of the conditions set forth in Article 6 hereof, the parties hereto will cause the Company Merger to be consummated by filing with the Secretary of State of Delaware a certificate of merger in such form as required by, and executed in accordance with, the relevant provisions of the Delaware Law (the time of such filing, or such subsequent time as the Company and Parent agree and is set forth in the certificate of merger, being referred to herein as the "Effective Time" and the date of such filing being referred to herein as the "Effective Date"). The term "Parent Effective Time" shall mean the time and date of the filing of a properly executed certificate of merger relating to the Parent Merger with the Secretary of State of the State of Delaware (or such subsequent time and date as is set forth in said certificate of merger). Unless this Agreement shall have been terminated and the transactions contemplated herein shall have been abandoned, and subject to the satisfaction or waiver of the conditions set forth in Article 6, the closing of the Company Merger (the "Closing") will take place at a time and on a date (the "Closing Date") to be specified by the parties, which shall be no later than the second business day after satisfaction or valid waiver of the latest to occur of the conditions set forth in Article 6.

     1.4  Certificate of Incorporation; Bylaws; Directors and Officers.

          (a) Company Surviving Corporation. The certificate of incorporation and bylaws of the Company as in effect immediately prior to the Effective Time shall become the Certificate of Incorporation and bylaws of the Company Surviving Corporation until thereafter amended as provided therein and under the Delaware Law. The directors of Acquisition I immediately prior to the Effective Time will be the initial directors of the Company Surviving Corporation and shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company Surviving Corporation's certificate of incorporation and bylaws and the Delaware Law. The officers of Acquisition I immediately prior to the Effective Time will be the initial officers of the Company Surviving Corporation and shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company Surviving Corporation's certificate of incorporation and bylaws and the Delaware Law.

          (b) Parent Surviving Corporation. The certificate of incorporation and bylaws of Parent as in effect immediately prior to the Parent Effective Time shall become the certificate of incorporation and bylaws of the Parent Surviving Corporation until thereafter amended as provided therein and under the Delaware Law, except that the name of the Parent Surviving Corporation shall be changed to Kerr-McGee Operating Corporation (or such other name as Holdco may determine) and such other changes as are required or permitted by Section 251(g) of the Delaware Law shall be made. The directors of Parent immediately prior to the Parent Effective Time will be the initial directors of the Parent Surviving Corporation and shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Parent Surviving Corporation's certificate of incorporation and bylaws and the Delaware Law. The officers of Parent immediately prior to the Parent Effective Time will be the initial officers of the Parent Surviving Corporation and shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Parent Surviving Corporation's certificate of incorporation and bylaws and the Delaware Law.

     1.5 Holdco. In accordance with the Parent Merger Agreement and Section 251(g) of the Delaware Law, the certificate of incorporation and the bylaws of Holdco immediately following the Parent Effective Time will contain provisions identical to those in the certificate of incorporation and bylaws of Parent immediately prior to the Parent Effective Time, except as otherwise permitted by
Section 251(g) of the Delaware Law and except that at the Parent Effective Time the name of Holdco shall be changed to "Kerr-McGee Corporation."

     1.6 Conversion of Acquisition I Common Stock. At the Effective Time, by virtue of the Company Merger, each share of common stock of Acquisition I outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.001 per share, of the Company Surviving Corporation ("Company Surviving Corporation Common Stock"). Each certificate which immediately prior to the Effective Time represented a number of outstanding shares of common stock of Acquisition I shall, from and after the Effective Time, be deemed for all purposes to represent the same number of shares of Company Surviving Corporation Common Stock.

     1.7 Conversion of Company Common Stock. At the Effective Time, by virtue of the Company Merger:

          (a) Subject to the provisions of Sections 1.7(c), (d) and (e), each share of Company Common Stock that is outstanding immediately prior to the Effective Time (excluding any Dissenting Shares and any shares of Company Common Stock canceled or to remain outstanding pursuant to Section 1.7(e)) shall be converted, at the election of the holder thereof in accordance with the procedures set forth herein, into one of the following:

             (i) for each such share of Company Common Stock with respect to which an election to receive Holdco Common Stock has been effectively made and not revoked pursuant to Section 1.7(b) (a "Stock Election"), the right to receive 0.9404 shares (the "Exchange Ratio") of Holdco Common Stock (the "Stock Consideration"); and

             (ii) for each such share of Company Common Stock with respect to which an election to receive cash has been effectively made and not revoked pursuant to Section 1.7(b) (a "Cash Election"), the right to receive $66.00 per share (the "Per Share Amount") in cash, without interest (the "Cash Consideration").

          (b) Each person who, at the Effective Time, is a record holder of shares of Company Common Stock (other than holders of shares of Company Common Stock to be canceled or to remain outstanding as set forth in
     Section 1.7(e) or Dissenting Shares) shall have the right to submit an Election Form specifying the number of shares of Company Common Stock that such person desires to have converted into the right to receive Holdco Common Stock pursuant to a Stock Election, and the number of shares of Company Common Stock that such person desires to have converted into the right to receive the Cash Consideration pursuant to a Cash Election. Any such record holder who fails properly to submit an Election Form on or prior to the Election Deadline in accordance with the procedures set forth in Section 1.8(b) shall be deemed to have made a Cash Election.

          (c) In the event the total number of Cash Elections (including any deemed Cash Elections as provided for in Section 1.7(b)) would require aggregate Cash Consideration in excess of the Maximum Cash Consideration (as defined below), such Cash Elections shall be subject to proration as follows: for each Cash Election made by the holder of shares of Company Common Stock, the number of shares of Company Common Stock that shall be converted into the right to receive the Cash Consideration shall be the total number of shares of Company Common Stock subject to such Cash Election multiplied by the Cash Proration Factor. The "Cash Proration Factor" means a fraction (x) the numerator of which shall be the Maximum Cash Consideration and (y) the denominator of which shall be the product of the aggregate number of shares of Company Common Stock subject to all Cash Elections multiplied by the Per Share Amount. All shares of Company Common Stock subject to Cash Elections, subject to proration required by this section, if applicable, shall be converted into the right to receive the Cash Consideration. The maximum aggregate amount of the Cash Consideration for purposes of the calculation of the Cash Proration Factor shall be $833,000,000 (the "Maximum Cash Consideration"). All shares of Company Common Stock subject to a Cash Election, other than that number converted into the right to receive the Cash Consideration in accordance with this
     Section 1.7(c), shall be converted into the right to receive the Stock Consideration.

          (d) In the event the total number of Stock Elections would require aggregate Stock Consideration in excess of the Maximum Stock Consideration, such Stock Elections shall be subject to proration as follows: for each Stock Election made by the holder of shares of Company Common Stock, the number of shares of Company Common Stock that shall be converted into the right to receive the Stock Consideration shall be the total number of shares of Company Common Stock subject to such Common Stock Election multiplied by the Common Stock Proration Factor. The "Common Stock Proration Factor" means a fraction (x) the numerator of which shall be the Maximum Stock Consideration and (y) the denominator of which shall be the number of shares of Company Common Stock subject to all Stock Elections. All shares of Company Common Stock subject to Stock Elections, subject to proration required by this section, if applicable, shall be converted into the right to receive the Stock Consideration. For purposes of the calculation of the Common Stock Proration Factor, the maximum aggregate number of shares of Company Common Stock that may receive Stock Consideration shall be 5,412,835 shares (the "Maximum Stock Consideration"). All shares of Company Common Stock subject to a Stock Election, other than that number converted into the right to receive the Stock Consideration in accordance with this Section 1.1(d), shall be converted into the right to receive the Cash Consideration. In the event that both the proration mechanisms included in Section 1.7(c) and 1.7(d) are applicable, the mechanism in Section 1.7(c) shall be applied and the mechanism in Section 1.7(d) shall not be applied.

          (e) Each share of Company Common Stock owned by the Company, Holdco, or Acquisition I immediately prior to the Effective Time, shall be canceled and retired without any conversion thereof and no payment or distribution shall be made with respect thereto. Each share of Company Common Stock owned by a wholly owned Company Subsidiary or any wholly owned direct or indirect subsidiary of Holdco (other than Acquisition I) immediately prior to the Effective Time shall remain outstanding.

The consideration provided for in Sections 1.7(a) and (b), together with the consideration provided for in Section 1.11, is referred to herein as the "Merger Consideration." "Dissenting Shares" are shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who neither shall have voted in favor of the Company Merger nor shall have consented thereto in writing (other than a holder who has made a Stock Election for all of such holder's shares and where the election is not subject to proration and is not made pursuant to Section 1.7(d)) and who shall have demanded appraisal for such shares in accordance with the Delaware Law. Dissenting Shares shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses its right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or loses its right to appraisal, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration as if such holder had made a Cash Election. The Company shall give Parent and Holdco prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock. Except as required by applicable law or with the prior written consent of Parent or Holdco, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands. At the Effective Time, each certificate (a "Certificate") formerly representing any shares of Company Common Stock, other than Dissenting Shares and the shares to be canceled or to remain outstanding pursuant to Section 1.7(e), shall thereafter represent only the right to receive the Merger Consideration and the right to receive any distribution or dividends pursuant to Section 1.9.

     1.8  Surrender of Shares; Stock Transfer Books.

          (a) Prior to the Effective Time, Holdco shall designate a bank or trust company to act as agent for the holders of shares of Company Common Stock in connection with the Company Merger (the "Exchange Agent") to receive the Merger Consideration to which holders of such shares shall become entitled pursuant to Section 1.7. Following the Effective Time, Holdco will deposit with the Exchange Agent certificates representing Holdco Common Stock and cash sufficient to make all payments pursuant to Sections 1.7(a) and 1.11 and, when and as needed, Parent or Holdco will deposit with the Exchange Agent cash sufficient to make all payments pursuant to Section 1.8. Such funds shall be invested by the Exchange Agent as directed by Holdco, provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Services, Inc. or Standard & Poor's Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $500 million.

          (b) Promptly after the Effective Time, Holdco shall cause to be mailed to each record holder, as of the Effective Time, of an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Company Common Stock (the "Certificates"), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates for payment of the Merger Consideration therefor and (ii) an election form (the "Election Form") providing for such holders to make the Cash Election and/or the Stock Election. Any Election other than a deemed Cash Election shall be validly made only if the Exchange Agent shall have received by 5:00 p.m., New York City time, on a date (the "Election Deadline") to be decided upon by Holdco (which date shall not be later than the twentieth business day after the Effective Time), an Election Form properly completed and executed (with the signature or signatures thereon guaranteed to the extent required by the Election Form) by such holder accompanied by such holder's Certificates, or by an appropriate guarantee of delivery of such Certificates from a member of any registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States as set forth in such Election Form. Any holder of Company Common Stock who has made an election by submitting an Election Form to the Exchange Agent may at any time prior to the Election Deadline change such holder's election by submitting a revised Election Form, properly completed and signed that is received by the Exchange Agent prior to the Election Deadline. Any holder of Company Common Stock may at any time prior to the Election Deadline revoke his election and withdraw his Certificates deposited with the Exchange Agent by written notice to the Exchange Agent received by the close of business on the day prior to the Election Deadline. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share formerly represented by such Certificate and such Certificate shall then be cancelled. No interest shall be paid or accrued for the benefit of holders of the Certificates on the Merger Consideration payable upon the surrender of the Certificates. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable.

          (c) At any time following six months after the Effective Time, Holdco shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Exchange Agent and which have not been disbursed to holders of Certificates and, thereafter, such holders shall be entitled to look to Holdco (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates. Notwithstanding the foregoing, neither Holdco nor the Exchange Agent shall be liable to any holder of a Certificate for the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

          (d) At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable law.

     1.9 Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of Holdco Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to shares of Holdco Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.11 until such holder shall surrender such Certificate in accordance with Section 1.8. Subject to the effect of applicable laws, following the surrender of any such Certificate, there shall be paid to such holder of shares of Holdco Common Stock issuable in exchange therefor, without interest,
(a) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of Holdco Common Stock to which such holder is entitled pursuant to Section 1.11 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Holdco Common Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Holdco Common Stock.

     1.10 No Further Ownership Rights in Company Common Stock. All shares of Holdco Common Stock issued and cash paid upon the surrender for exchange of Certificates in accordance with the terms of this Article 1 (including any cash paid pursuant to Section 1.11) shall be deemed to have been issued (and paid) in full satisfaction of all rights represented by such Certificates.

     1.11  Fractional Shares.

          (a) No certificates or scrip or shares of Holdco Common Stock representing fractional shares of Holdco Common Stock shall be issued upon the surrender for exchange of Certificates and such fractional interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Holdco or a holder of shares of Holdco Common Stock.

          (b) Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Company Merger who would otherwise have been entitled to receive a fraction of a share of Holdco Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Holdco Common Stock multiplied by (ii) the average of the closing prices of Parent Common Stock in the New York Stock Exchange for the five trading days prior to the Effective Time.

     1.12 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Holdco, the posting by such person of a bond in such reasonable amount as Holdco may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange

Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby and any unpaid dividends and distributions on shares of Holdco Common Stock deliverable in respect thereof, pursuant to this Agreement.

     1.13 Withholding Rights. Each of the Company Surviving Corporation and Holdco shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Company Surviving Corporation or Holdco, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Company Surviving Corporation or Holdco, as the case may be.

     1.14 Taking of Necessary Action; Further Action. Each of Parent, Holdco, the Company and Acquisition I shall use all reasonable efforts to take all such actions as may be necessary or appropriate in order to effectuate the Company Merger under the Delaware Law as promptly as commercially practicable. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Company Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of either the Company or Acquisition I, the officers and directors of the Company Surviving Corporation are fully authorized in the name of each constituent corporation or otherwise to take, and shall take, all such lawful and necessary action. Prior to the Effective Time, the Company shall cause the Company's directors to submit their resignations from the Company's Board of Directors, such resignations to be effective at the Effective Time.

     1.15 Parent Merger. All matters pertaining to the conversion of outstanding capital stock of Parent into capital stock of Holdco in the Parent Merger shall be governed by the terms and provisions of the Parent Merger Agreement and Section 251(g) and other applicable provisions of the Delaware Law

                                   ARTICLE 2

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as publicly disclosed by the Company in the Company SEC Reports (as defined in Section 2.4(a)) filed with the SEC prior to the date of this Agreement and except as set forth on the disclosure letter (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein, provided that any disclosure set forth with respect to any particular section shall be deemed to be disclosed in reference to all other applicable sections of this Agreement if the disclosure in respect of the particular section is sufficient on its face without further inquiry reasonably to inform Parent of the information required to be disclosed in respect of the other sections to avoid a breach under the representation and warranty or covenant corresponding to such other sections) previously delivered by the Company to Parent (the "Company Disclosure Letter"), the Company hereby represents and warrants to Parent and Holdco as follows. "To the knowledge of the Company" and similar phrases mean the actual knowledge of the individuals described in the Company Disclosure Letter without independent investigation or inquiry.

     2.1  Organization.

          (a) The Company and each corporation, partnership, joint venture or other legal entity of which the Company owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity (the "Company Subsidiaries") is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority and any necessary governmental approvals to own, lease and operate its property and to carry on its business as now being conducted. The Company and each of the Company Subsidiaries is duly qualified and/or licensed, as may be required, and in good standing in each of the jurisdictions in which the nature of the business conducted by it or the character of the property owned, leased or used by it makes such qualification and/or licensing necessary, except in such jurisdictions where the failure to be so qualified and/or licensed would not, individually or in the aggregate, have a Company Material Adverse Effect. A "Company Material Adverse Effect" means any change, effect, fact, event, condition or development that would have or be reasonably likely to have a material adverse effect on (i) the condition (financial or otherwise), business, operations or assets of the Company and the Company Subsidiaries considered as a single enterprise or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement. Notwithstanding anything to the contrary herein, any change, effect, fact, event or condition which adversely affects the oil and gas exploration and production industry generally or which arises out of general economic conditions shall not be considered in determining whether a Company Material Adverse Effect has occurred. The copies of the certificate of incorporation and bylaws of the Company which are incorporated by reference as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 are complete and correct copies of such documents as in effect on the date of this Agreement.

          (b) Section 2.1(a) of the Company Disclosure Letter lists all of the Company Subsidiaries and their respective jurisdictions of incorporation. All the outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever ("Liens") and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). Other than joint ventures, operating agreements and similar arrangements typical in the Company's industry entered into in the ordinary course of business, neither the Company nor any of the Company Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any other person that is or would reasonably be expected to be material to the Company and the Company Subsidiaries considered as a single entity. The term "person" as used in this Agreement will be interpreted broadly to include any corporation, company, group, partnership or other entity or individual.

     2.2  Capital Stock of the Company.

          (a) As of the date of this Agreement, the authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock, of which 18,034,047 are issued and outstanding and 15,000,000 shares of Preferred Stock, of which none are issued and outstanding. In addition, there are 1,838,801 shares of Company Common Stock held in the treasury of the Company. Such issued shares of Company Common Stock have been duly authorized, validly issued, are fully paid and nonassessable and free of preemptive rights. The Company has not, subsequent to December 31, 2000, declared or paid any dividend, or declared or made any distribution on, or authorized the creation or issuance of, or issued, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock. The Company has not heretofore agreed to take any such action, and there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of the Company.

          (b) Section 2.2(b) of the Company Disclosure Letter lists all outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any Company Subsidiary any capital stock of the Company or securities convertible into or exchangeable for capital stock of the Company. The foregoing does not include the Rights outstanding under the Rights Plan. There are no stock appreciation rights ("SARs") attached to the options, warrants or rights.

          (c) Except as otherwise described in this Section 2.2 or as described in Section 2.2(b) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries has or is subject to or bound by any outstanding option, warrant, call, subscription or other right (including any preemptive or similar right), agreement, arrangement or commitment which (i) obligates the Company or any of the Company Subsidiaries to issue, sell or transfer, or repurchase, redeem or otherwise acquire, any shares of the capital stock or other equity interests of the Company or any of the Company Subsidiaries, (ii) obligates the Company or any of the Company Subsidiaries to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any such Company Subsidiary or any other entity, (iii) restricts the transfer of any shares of capital stock of the Company or any of the Company Subsidiaries, or (iv) relates to the holding, voting or disposition of any shares of capital stock of the Company or any of the Company Subsidiaries. No bonds, debentures, notes or other indebtedness of the Company or any of the Company Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of the Company or any of the Company Subsidiaries may vote are issued or outstanding.

     2.3  Authority Relative to this Agreement.

          (a) The Company has the requisite corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated herein have been duly authorized by the board of directors of the Company. The board of directors of the Company has declared advisable and approved this Agreement such that the restrictions on business combinations set forth in Section 203 of the Delaware Law and the restrictions on business transactions set forth in Article 7 of the Company's Certificate of Incorporation are inapplicable to Parent, Holdco, Acquisition I and Acquisition II in connection with this Agreement and the transactions contemplated hereby. No other corporate proceedings on the part of the Company or any of the Company Subsidiaries are necessary to authorize the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby, except for the approval of the Company's stockholders as contemplated in Section 5.1. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equitable principles.

          (b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated herein nor compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of the certificate or articles of incorporation or bylaws of the Company or any of the Company Subsidiaries, (ii) result in a violation or breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination, cancellation of, or accelerate the performance or increase the fees required by, or result in a right of termination, amendment or acceleration under, a right to require redemption or repurchase of or otherwise "put" securities, or the loss of a material benefit under, or result in the creation of a Lien upon any of the properties or assets of the Company or any Company Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or any of their respective properties or assets, may be bound or (iii) subject to compliance with the statutes and regulations referred to in subsection (c) below, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation ("Order") applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets, other than any such event described in items (ii) or (iii) which would not (x) prevent the consummation of the transactions contemplated hereby or (y) have a Company Material Adverse Effect.

          (c) Except for compliance with the provisions of the Delaware Law, the Hart-Scott-Rodino Antitrust Improvements Act ("HSR Act"), the Securities Exchange Act of 1934 (" '34 Act"), the Securities Act of 1933 (the " '33 Act"), the rules and regulations of the New York Stock Exchange and the "blue sky" laws of various states and foreign laws, no action by any governmental authority is necessary for the Company's execution and delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby except where the failure to obtain or take such action would not have a Company Material Adverse Effect.

     2.4  SEC Reports and Financial Statements.

          (a) Since January 1, 1998, the Company has filed with the Securities and Exchange Commission ("SEC") all forms, reports, schedules, registration statements, definitive proxy statements and other documents (the "Company SEC Reports") required to be filed by the Company with the SEC. As of their respective dates and, if amended or superseded by a subsequent filing prior to the date of this Agreement or the Effective Time, then as of the date of such filing, the Company SEC Reports complied or will comply in all material respects with the requirements of the '33 Act, the '34 Act and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports, and none of the Company SEC Reports contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 12 or 15 of the '34 Act.

          (b) The Consolidated Balance Sheets and the related Consolidated Statements of Operations, Consolidated Statements of Stockholders' Equity and Consolidated Statements of Cash Flows (including, in each case, any related notes and schedules thereto) (collectively, the "Company Financial Statements") of the Company contained in the Company SEC Reports have been prepared from the books and records of the Company and its consolidated subsidiaries, and the Company Financial Statements present fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries as of the dates or for the periods presented therein in conformity with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as otherwise noted therein, including the related notes, and subject, in the case of quarterly financial statements, to normal and recurring year-end adjustments in the ordinary course of business.

          (c) Since March 31, 2001, neither the Company nor any of the Company Subsidiaries has incurred any liabilities or obligations of any nature, whether accrued, contingent or absolute or otherwise (including without limitation under royalty arrangements), except for those arising in the ordinary course of business consistent with past practice and that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

     2.5 Certain Changes. Since March 31, 2001, the Company and each of the Company Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice, and there has not been: (A) any Company Material Adverse Effect or (B) any action taken by the Company or any of the Company Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1.

     2.6 Litigation. There is no suit, action or legal, administrative, arbitration or other proceeding or governmental investigation (the "Company Cases") or Order pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries which, considered individually or in the aggregate, is reasonably likely to have, a Company Material Adverse Effect nor is there any judgment, decree, injunction, rule or order of any court or other governmental entity or arbitrator outstanding against the Company or any of the Company Subsidiaries having, or which, considered individually or in the aggregate, is reasonably likely to have, a Company Material Adverse Effect.

     2.7 Disclosure in Proxy Statement. No information supplied by the Company for inclusion in the proxy statement to be sent to the shareholders of the Company in connection with the Shareholders' Meeting (as defined in Section 5.1) (the "Proxy Statement/Prospectus"), shall, at the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to shareholders and at the time of the Shareholders' Meeting and at the Effective Time, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholder's Meeting which has become false or misleading. No information supplied by the Company for inclusion in the S-4 with respect to the issuance of Holdco Common Stock in the Merger will, at the time the S-4 becomes effective under the '33 Act, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein not misleading. The portions of the Proxy Statement/Prospectus and S-4 supplied by the Company (whether by inclusion or by incorporation by reference therein) will comply as to form in all material respects with the requirements of the '33 Act and the '34 Act and the rules and regulations of the SEC thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Holdco which is contained in any of the foregoing documents.

     2.8 Broker's or Finder's Fees. Except for Lehman Brothers, Inc. ("Lehman"), whose fees and expenses will be paid by the Company in accordance with the Company's agreement with Lehman, a copy of which has been provided to Parent, no agent, broker, person or firm acting on behalf of the Company or under its authority is or will be entitled to any advisory, commission or broker's or finder's fee from any of the parties hereto in connection with any of the transactions contemplated herein.

     2.9  Employee Plans.

          (a) Other than as set forth on Section 2.9(a) of the Company Disclosure Letter, there are no Employee Benefit Plans established, maintained or contributed to by the Company. An "Employee Benefit Plan" means any employee benefit plan, program, policy, practices, agreement or other arrangement providing benefits to any current or former employee, officer or director of the Company or any of the Company Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any of the Company Subsidiaries or to which the Company or any of the Company Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or policy.

          (b) With respect to each Employee Benefit Plan, the Company has made available to Parent a true, correct and complete copy of: (i) each writing constituting a part of such Employee Benefit Plan (or to the extent no copy exists, a materially accurate description); (ii) for the three most recent plan years, Annual Report (Form 5500 Series), if any; (iii) the current summary plan description and any material modifications thereto, if required to be furnished under ERISA; and (iii) the most recent determination letter from the IRS, if any.

          (c) Each Employee Benefit Plan that is intended to be a "qualified plan" within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service that has not been revoked, and to the knowledge of the Company, no event has occurred and no condition exists that could reasonably be expected to result in the revocation of any such determination letter.

          (d) Except as is not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect, all contributions required to be made to any Employee Benefit Plan (or to any person pursuant to the terms thereof) have been made or the amount of such payment or contribution obligation has been reflected in the Company SEC Reports filed with the SEC prior to the date of this Agreement.

          (e) Except as is not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect, with respect to each Employee Benefit Plan, the Company and the Company Subsidiaries have complied, and are now in compliance, with all provisions of ERISA, the Code and all laws and regulations applicable to such Employee Benefit Plans and each Employee Benefit Plan has been established and administered in accordance with its terms.

          (f) No Employee Benefit Plan is subject to Title IV of ERISA (including, without limitation, any multiemployer plan with the meaning of Section 4001(a)(3) of ERISA) and no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any of the Company Subsidiaries.

          (g) The Company and the Company Subsidiaries have no material liability for life, health or medical benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA.

          (h) The consummation of the transactions contemplated by this Agreement will not, either alone or in connection with termination of employment, (i) entitle any current or former employee or officer of the Company or the Company Subsidiaries to severance pay or any other material payment, except as expressly provided in this Agreement, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer or (iii) give rise to the payment of any amount that would not be deductible under Section 280G of the Code.

          (i) Except as is not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect, there are no pending or, to the knowledge of the Company, threatened claims, actions or suits by or on behalf of any Employee Benefit Plan or by any employee or beneficiary covered under any such Employee Benefit Plan, involving any such Employee Benefit Plan (other than claims in the ordinary course of business) and, to the knowledge of the Company, no facts or circumstances exist that could reasonably be expected to give rise to any such claims, actions or suits.

          (j) The Company does not have any outstanding loans to any employees of the Company.

     2.10 Board Recommendation; Company Action; Requisite Vote of the Company's Stockholders.

          (a) The board of directors of the Company has by resolutions duly adopted by the unanimous vote of its entire board of directors at a meeting of such board duly called and held on May 13, 2001, determined that the Company Merger is fair to and in the best interests of the Company and its stockholders, approved and declared advisable this Agreement, the Company Merger and the other transactions contemplated hereby and recommended that the stockholders of the Company approve and adopt this Agreement and the Company Merger. In connection with such approval, the Company's board of directors received from Lehman an opinion to the effect that the consideration to be paid to the stockholders of the Company in the Company Merger is fair to the stockholders of the Company from a financial point of view subject to the assumptions and qualifications in such opinion. The Company has been authorized by Lehman to include such opinion in its entirety in the Proxy Statement/Prospectus, so long as such inclusion is in form and substance reasonably satisfactory to Lehman and its counsel.

          (b) The affirmative vote of stockholders of the Company required for approval and adoption of this Agreement and the Company Merger is and will be no greater than a majority of the outstanding shares of Company Common Stock and no other vote of any holder of the Company's securities is required for the approval and adoption of this Agreement or the Company Merger.

     2.11  Taxes.

          (a) The Company and the Company Subsidiaries have timely filed all federal, state, local, and other tax returns and reports required to be filed on or before the Effective Date by the Company and each Company Subsidiary under applicable laws and have paid all required taxes (including any additions to taxes, penalties and interest related thereto) due and payable on or before the date hereof and all such tax returns and reports were true, complete and correct, except for such failures to file or failures to be true and correct as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. The Company and the Company Subsidiaries have withheld and paid over all taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party, except for such failures to withhold or pay over and such failures to comply as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. There are no encumbrances on any of the assets, rights or properties of the Company or any Company Subsidiary with respect to taxes, other than liens for taxes not yet due and payable or for taxes that the Company or a Company Subsidiary is contesting in good faith through appropriate proceedings.

          (b) No audit of the tax returns of the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened. No deficiencies have been asserted against the Company or any Company Subsidiary as a result of examinations by any state, local, federal or foreign taxing authority and no issue has been raised by any examination conducted by any state, local, federal or foreign taxing authority that, by application of the same principles, might result in a proposed deficiency for any other period not so examined. Neither the Company nor any Company Subsidiary is subject to any private letter ruling of the Internal Revenue Service or comparable rulings of other tax authorities that will be binding on the Company or any Company Subsidiary with respect to any period following the Closing Date.

          (c) There are no agreements, waivers of statutes of limitations, or other arrangements providing for extensions of time in respect of the assessment or collection of any unpaid taxes against the Company or any Company Subsidiary. The Company and each Company Subsidiary have disclosed on their federal income tax returns all positions taken therein that could, if not so disclosed, give rise to a substantial understatement penalty within the meaning of Section 6662 of the Code.

          (d) Neither the Company nor any Company Subsidiary is a party to any safe harbor lease within the meaning of Section 168(f)(8) of the Code, as in effect prior to amendment by The Tax Equity and Fiscal Responsibility Act of 1982. None of the property owned by the Company nor a Company Subsidiary is "tax-exempt use property" within the meaning of Section 168(h) of the Code. Neither the Company nor any Company Subsidiary is required to make any adjustment under Code Section 481(a) by reason of a change in accounting method or otherwise except possibly by reason of the Merger. Neither the Company nor any Company Subsidiary has been a member of an affiliated group of corporations filing a consolidated federal income tax return (other than a group the common parent of which was the Company) or has any liability for the taxes of another person arising pursuant to Treasury Regulation sec. 1.1502-6 or analogous provision of state, local or foreign law, or as a transferee or successor, or by contract, tax sharing agreement, tax indemnification agreement, or otherwise. Neither the Company nor any Company Subsidiary has filed a consent under Section 341(f) of the Code with respect to the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has been a party to any distribution occurring during the two year period prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring among members of the same group of affiliated corporations filing a consolidated federal income tax return. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the production from the wells referred to in Section 3.16.3 of the Company Disclosure Letter is eligible for credits under Section 29 of the Code with respect to natural gas produced and sold from such wells before January 1, 2003, and limited, in the case of each well, to the formation, if any, identified on Schedule
     3.16.3 of the Company Disclosure Letter and the Company and the Company Subsidiaries are entitled to claim all credits under Section 29 of the Code arising with respect to all such production subject to any limitations on the Company's ability to use such credits that may arise under Section 29(b)(6) of the Code or as a result of the Company's recognizing insufficient taxable income in a taxable year.

          (e) The Company has not taken, or agreed to take any action, and has no knowledge of any condition, that would prevent the Company Merger and the Parent Merger, taken together, from qualifying as an exchange described in Section 351 of the Code.

     2.12 Environmental. Except for such matters that are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect:

          (a) To the knowledge of the Company, there is no condition existing on any real property or other asset owned, leased or operated by the Company or any Company Subsidiary or resulting from operations conducted thereon that would reasonably be expected to give rise to any liability to the Company or any Company Subsidiary under Environmental Laws or constitute a violation of any Environmental Laws, and the Company and all Company Subsidiaries are otherwise in compliance with all applicable Environmental Laws.

          (b) None of the Company and the Company Subsidiaries, no current or former real property or other asset owned, leased or operated by the Company or any Company Subsidiary, nor the operations currently or formerly conducted thereon or in relation thereto by the Company or any Company Subsidiary or by any prior owner, lessee or operator of such real property or other asset, are subject to any pending or, to the knowledge of the Company, threatened action, suit, investigation, inquiry or proceeding relating to any Environmental Laws by or before any court or other governmental authority.

          (c) All material permits, notices and authorizations, if any, required to be obtained or filed in connection with the operation or use of any real property or other asset owned, leased or operated by the Company or any Company Subsidiary, including without limitation past or present treatment, storage, disposal or release of a Hazardous Substance or solid waste into the environment, have been duly obtained or filed, and the Company is in compliance in all material respects with the terms and conditions of all such permits, notices and authorizations.

          (d) Hazardous Materials have not been released, disposed of or arranged to be disposed of by the Company or any Company Subsidiary, in violation of, or in a manner or to a location that would reasonably be expected to give rise to liability under, any Environmental Laws.

          (e) None of the Company and the Company Subsidiaries has assumed, contractually or, to the knowledge of the Company, by operation of law, any liabilities or obligations of third parties under any Environmental Laws, except in connection with the acquisition of assets or entities associated therewith.

          (f) "Environmental Laws" means any federal, state and local energy, public utility, health, safety and environmental laws, regulations, orders, permits, licenses, approvals, ordinances, rule of common law, and directives including without limitation the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act ("RCRA"), the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), the Occupational Health and Safety Act, the Toxic Substances Control Act, the Endangered Species Act, the Oil Pollution Act and any similar foreign, state or local law.

          (g) "Hazardous Substance" means (a) any "hazardous substance," as defined by CERCLA, (b) any "hazardous waste," as defined by RCRA, or (c) any pollutant or contaminant or hazardous, dangerous or toxic chemical or material or any other substance including, but not limited to asbestos, buried contaminants, regulated chemicals, flammable explosives, radioactive materials (including without limitation naturally occurring radioactive materials), polychlorinated biphenyls, natural gas, natural gas liquids, liquified natural gas, condensates, petroleum (including without limitation crude oil and petroleum products), regulated by, or that could result in the imposition of liability under, any Environmental Law or other applicable law of any applicable governmental authority relating to or imposing liability or standards of conduct concerning any hazardous, toxic, or dangerous waste, substance or material, all as amended or hereafter amended.

     2.13 Compliance with Laws. The Company and the Company Subsidiaries are in compliance in all material respects with any applicable law, rule or regulation of any United States federal, state, local or foreign government or agency thereof that materially affects the business, properties or assets of the Company and the Company Subsidiaries, and no notice, charge, claim, action or assertion has been received by the Company or any Company Subsidiary or, to the Company's knowledge, has been filed, commenced or threatened against the Company or any Company Subsidiary alleging any such violation that would be reasonably likely to have a Company Material Adverse Effect. All licenses, permits and approvals required under such laws, rules and regulations are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. Notwithstanding the foregoing, no representation or warranty in this Section 2.13 is made with respect to permits issued under or matters relating to Environmental Laws, which are covered exclusively by the provisions set forth in Section 2.12, or with respect to permits to conduct exploratory operations that have not been commenced as of the date of this Agreement.

     2.14  Employment Matters.  Neither the Company nor any Company Subsidiary:
(i) is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is any such contract or agreement presently being negotiated, nor, to the knowledge of the Company, is there, nor has there been in the last five years, a representation campaign respecting any of the employees of the Company or any of the Company Subsidiaries, and, to the knowledge of the Company, there are no campaigns being conducted to solicit cards from employees of Company or any of the Company Subsidiaries to authorize representation by any labor organization; (ii) is a party to, or bound by, any consent decree with, or citation by, any governmental agency relating to employees or employment practices which would reasonably be expected to have a Company Material Adverse Effect; or (iii) is the subject of any proceeding asserting that it has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor, as of the date of this Agreement, is there pending or, to the knowledge of the Company, threatened, any labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or any of the Company Subsidiaries which, with respect to any event described in this clause (iii), would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

     2.15 Rights Agreement. The Company has taken all action that may be necessary under the Rights Agreement, so that the execution of this Agreement by the parties hereto and the consummation of the Company Merger, the Parent Merger and the other transactions contemplated hereby shall not cause (a) the Parent, Holdco, Acquisition I or Acquisition II to become an Acquiring Person (as defined in the Rights Agreement), or (b) a Distribution Date or a Stock Acquisition Date (as such terms are defined in the Rights Agreement) to occur.

     2.16 Oil and Gas Reserves. The Company has furnished to Parent the Company's estimate of Company's and Company Subsidiaries' oil and gas reserves as of January 1, 2001, as audited by Netherland, Sewell & Associates, Inc. ("Company Reserve Report"). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data on which the Company Reserve Report was based for purposes of estimating the oil and gas reserves set forth in the Company Reserve Report was accurate in all material respects.

     2.17 Certain Contracts and Arrangements. Neither the Company nor any of the Company Subsidiaries is a party to or bound by any agreement or other arrangement that limits or otherwise restricts the Company or any of its Subsidiaries or any of their respective affiliates or any successor thereto, or that would, after the Effective Time, to the knowledge of the Company, materially limit or restrict Holdco or the Parent Surviving Corporation or any of their subsidiaries or any of their respective affiliates or any successor thereto, from engaging or competing in the oil and gas exploration and production business in any significant geographic area, except for joint ventures, area of mutual interest agreements entered into in connection with prospect reviews and similar arrangements entered into in the ordinary course of business. Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is in breach or default under any contract filed or incorporated by reference as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 nor, to the knowledge of the Company, is any other party to any such contract in breach or default thereunder.

     2.18 Financial and Commodity Hedging. The Company SEC Reports accurately summarize the outstanding Hydrocarbon and financial hedging positions attributable to the production of the Company and the Company Subsidiaries (including fixed price contracts, collars, swaps, caps, hedges and puts) as of the date reflected therein, and there have been no changes since the date thereof.

     2.19 Properties. Except for goods and other property sold, used or otherwise disposed of since January 1, 2001 in the ordinary course of business, the Company and the Company Subsidiaries have good and defensible title to all oil and gas properties forming the basis for the reserves reflected in the Company Reserve Report as attributable to interests owned by the Company and the Company Subsidiaries, and to all other properties, interests in properties and assets, real and personal, reflected in the Company SEC Reports filed prior to the date of this Agreement as owned by the Company and the Company Subsidiaries, free and clear of any Liens, except: (i) Liens associated with obligations reflected in the Company Reserve Report or the Company SEC Reports filed prior to the date of this Agreement, (ii) Liens for current taxes not yet due and payable, and (iii) such imperfections of title, easements, Liens, or other matters and failures of title as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The leases and other agreements pursuant to which the Company or any of the Company Subsidiaries leases or otherwise acquires or obtains operating rights affecting any real or personal property are in good standing, valid and effective, and the rentals due by the Company or any Company Subsidiary to any lessor of any such oil and gas leases have been properly paid, except in each case as would not reasonably be expected to have a Company Material Adverse Effect.

                                   ARTICLE 3

                 REPRESENTATIONS AND WARRANTIES OF THE PARENT,
                            HOLDCO AND ACQUISITION I

     Except as publicly disclosed by the Parent in the Parent SEC Reports (as defined in Section 3.4(a) filed with the SEC prior to the date of this Agreement and except as set forth on the disclosure letter (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein, provided that any disclosure set forth with respect to any particular section shall be deemed to be disclosed in reference to all other applicable sections of the disclosure letter if the disclosure in respect of the particular section is sufficient on its face without further inquiry reasonably to inform the Company of the information required to be disclosed in respect of the other sections to avoid a breach under the representation and warranty or covenant corresponding to such other sections) previously delivered by the Parent to the Company (the "Parent Disclosure Letter"), the Parent Holdco and Acquisition I hereby jointly and severally represent and warrant to the Company as follows. "To the knowledge of the Parent" and similar phrases mean the actual knowledge of the Chief Executive Officer, Chief Financial Office and General Counsel of Parent.

     3.1  Organization.

          (a) Each of Parent, Holdco and Acquisition I is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent, Holdco and Acquisition I has the requisite corporate power and authority and any necessary government approvals to own, lease and operate its property and to carry on its business as now being conducted. Each of

     Parent, Holdco and Acquisition I is duly qualified and/or licensed, as may be required, and in good standing in each of the jurisdictions in which the nature of the business conducted by it or the character of the property owned, leased or used by it makes such qualification and/or licensing necessary, except in such jurisdictions where the failure to be so qualified and/or licensed would not, individually or in the aggregate, have a Parent Material Adverse Effect. A "Parent Material Adverse Effect" means any change, effect, fact, event, condition or development that would have or be reasonably likely to have a material adverse effect on (i) the condition (financial or otherwise), business, operations or assets of the Parent and the direct and indirect subsidiaries of the Parent (the "Parent Subsidiaries") considered as a single enterprise or (ii) the ability of the Parent to consummate the transactions contemplated by this Agreement. Notwithstanding anything to the contrary herein, any change, effect, fact, event or condition which adversely affects the oil and gas exploration and production industry generally or which arises out of general economic conditions shall not be considered in determining whether a Parent Material Adverse Effect has occurred. The copies of the certificate of incorporation of Parent which is incorporated by reference to, and the bylaws of Parent which are filed as exhibits to, the Company's Annual Report on Form 10-K for the year ended December 31, 2000 are complete and correct copies of such documents as in effect on the date of this Agreement.

          (b) All the outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Parent, free of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). Neither the Parent nor any of the Parent Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any other person that is or would reasonably be expected to be material to the Parent and the Parent Subsidiaries considered as a single entity.

     3.2  Capital Stock.

          (a) As of April 30, 2001, the authorized capital stock of the Parent consists of 300,000,000 shares of Parent Common Stock, of which 94,966,927 are issued and outstanding and 40,000,000 shares of Preferred Stock, of which none are issued and outstanding. There are 6,832,090 shares of Parent Common Stock held in the treasury of the Company. Such issued shares of Parent Common Stock have been duly authorized, validly issued, are fully paid and nonassessable and free of preemptive rights. Also, Sun Pennsylvania Limited Partnership, a wholly owned entity of the Parent, owns 1,107,692 shares of the Parent's Common Stock. The Parent has not, subsequent to December 31, 2000, declared or paid any dividend, or declared or made any distribution on, or authorized the creation or issuance of, or issued, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock. The Parent has not heretofore agreed to take any such action, and there are no outstanding contractual obligations of the Parent to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of the Parent.

          (b) Section 3.2(b) of the Parent Disclosure Letter lists the aggregate number of outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Parent or any Parent Subsidiary any capital stock of the Company or securities convertible into or exchangeable for capital stock of the Parent. There are no SARs attached to the options, warrants or rights.

          (c) Except as otherwise described in this Section 3.2(c) or as described in Section 3.2(b) of the Parent Disclosure Letter, none of Parent, Holdco or any of the Parent Subsidiaries has or is subject to or bound by any outstanding option, warrant, call, subscription or other right (including any preemptive or similar right), agreement, arrangement or commitment which (i) obligates Parent or Holdco to issue, sell or transfer, or repurchase, redeem or otherwise acquire, any shares of the capital stock or other equity interests of Parent, or Holdco, (ii) restricts the transfer of more than 5% of the shares of capital stock of Parent or Holdco, or
     (iii) relates to the holding, voting or disposition of more than 5% of the shares of capital stock of Parent or Holdco. No bonds, debentures, notes or other indebtedness of Parent, Holdco or any of the Parent Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of Parent, Holdco or any of the Parent Subsidiaries may vote are issued or outstanding.

          (d) The authorized capital stock of Holdco and the issued and outstanding capital stock of Holdco as of the Effective Time will be the same as that of Parent immediately prior to such date, except as otherwise contemplated by this Agreement. The shares of Holdco Common Stock to be issued in the Company Merger will be duly authorized by all necessary corporate action on the part of Holdco and when issued in accordance with the terms hereof will be validly issued, fully paid, non-assessable and free of preemptive rights.

     3.3  Authority Relative to this Agreement and the Parent Merger Agreement.

          (a) Each of Parent, Holdco, Acquisition I and Acquisition II has the requisite corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Parent, Holdco, Acquisition I and Acquisition II the performance by Parent, Holdco, Acquisition I and Acquisition II of their respective obligations hereunder and the consummation by Parent, Holdco, Acquisition I and Acquisition II of the transactions contemplated herein have been duly authorized by the respective boards of directors of Parent, Holdco, Acquisition I and Acquisition II, and no other corporate proceedings on the part of Parent, Holdco, Acquisition I or Acquisition II or any of the Parent Subsidiaries are necessary to authorize the execution and delivery of this Agreement, the performance by Parent, Holdco, Acquisition I and Acquisition II of their respective obligations hereunder and the consummation by Parent, Holdco, Acquisition I and Acquisition II of the transactions contemplated hereby, other than the execution and delivery to each of Acquisition I and Acquisition II by Holdco of a written consent of sole stockholder adopting this Agreement, which consent Parent will so execute and deliver immediately following execution of this Agreement and the Parent Merger Agreement, respectively. This Agreement has been duly executed and delivered by Parent, Holdco, Acquisition I and Acquisition II and constitutes a valid and binding obligation of Parent, Holdco, Acquisition I and Acquisition II, enforceable in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equitable principles.

          (b) Neither the execution and delivery of this Agreement by Parent Holdco, Acquisition I or Acquisition II, nor the consummation by Parent, Holdco, Acquisition I or Acquisition II of the transactions contemplated herein nor compliance by Parent Holdco, and Acquisition I or Acquisition II with any of the provisions hereof will (i) conflict with or result in any breach of the Certificate or Articles of Incorporation or bylaws of Parent or any of the Parent Subsidiaries or (ii) result in a violation or breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance or increase the fee required by, or result in a right of termination, amendment or acceleration under, a right to require redemption or repurchase of or otherwise "put" securities, or the loss of a material benefit under or result in the creation of any Lien upon any of the properties or assets of Parent or any of the Parent Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which Parent or any of the Parent Subsidiaries is a party or by which Parent or any of the Parent Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to compliance with the statutes and regulations referred to in subsection (c) below, violate any Order applicable to Parent or any of the Parent Subsidiaries or any of their respective properties or assets other than any such event described in items (ii) or (iii) which would not (x) prevent the consummation of the transactions contemplated hereby or (y) have a Parent Material Adverse Effect.

          (c) Except for compliance with the provisions of the Delaware Law, the HSR Act, the '33 Act, the '34 Act and the "blue sky" laws of various states, no action by any governmental authority is necessary for Parent's or Holdco's execution and delivery of this Agreement or the consummation by Parent or Holdco of the transactions contemplated hereby except where the failure to obtain or take such action would not have a Parent Material Adverse Effect.

     3.4  SEC Reports and Financial Statements.

          (a) Since January 1, 1998, Parent has filed with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (the "Parent SEC Reports") required to be filed by Parent with the SEC. As of their respective dates and, if amended or superseded by a subsequent filing prior to the date of this Agreement or the Effective Time, then as of the date of such filing, the Parent SEC Reports complied or will comply in all material respects with the requirements of the '33 Act, the '34 Act and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Reports, and none of Parent SEC Reports contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of Parent Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 12 or 15 of the '34 Act.

          (b) The Consolidated Balance Sheets and the related Consolidated Statements of Operations, Consolidated Statements of Stockholders' Equity and Consolidated Statements of Cash Flows (including, in each case, any related notes and schedules thereto) (collectively, the "Parent Financial Statements") of Parent contained in Parent SEC Reports have been prepared from the books and records of Parent and its consolidated subsidiaries, and the Parent Financial Statements present fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Parent and its consolidated subsidiaries as of the dates thereof or for the periods presented therein in conformity with GAAP applied on a consistent basis during the periods involved (except as otherwise noted therein, including the related notes, and subject, in the case of quarterly financial statements, to normal and recurring year-end adjustments that have not been and are not expected to be material in amount).

     3.5 Litigation. There is no suit, action or legal, administrative, arbitration or other proceeding or governmental investigation (the "Parent Cases") or Order pending or, to the knowledge of the Parent, threatened against or affecting the Parent or any of the Parent Subsidiaries, considered individually or in the aggregate, that is reasonably likely to have, a Parent Material Adverse Effect nor is there any judgment, decree, injunction, rule or order of any court or other governmental entity or arbitrator outstanding against the Parent or any of the Parent Subsidiaries having, or which considered individually or in the aggregate, is reasonably likely to have, a Parent Material Adverse Effect.

     3.6 Financing. On the Closing Date, Parent will have sufficient funds available to it under its existing credit facilities to permit Holdco to pay the Cash Consideration. Holdco will take all action required to reserve for issuance the Holdco Common Stock to be issued in the Company Merger.

     3.7 Proxy Statement. No information supplied by Parent or Holdco for inclusion in the S-4 (including the Proxy Statement/Prospectus) will, at the time the S-4 (as defined in Section 5.6) becomes effective under the '33 Act, at the date of mailing and the date of the Shareholders' Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Notwithstanding the foregoing, Parent and Holdco make no representation or warranty with respect to any information supplied by the Company or any of its representatives which is contained in the Proxy Statement/Prospectus or the S-4. The portions of the Proxy Statement/Prospectus and the S-4 supplied by Parent or Holdco (whether by inclusion or by incorporation by reference therein) shall comply as to form in all material respects with the requirements of the '34 Act and the rules and regulations thereunder and the '33 Act and the rules and regulations promulgated thereunder, as applicable.

     3.8 Broker's or Finder's Fees. Except for J.P. Morgan Securities Inc. ("JP Morgan"), whose fees and expenses will be paid by Parent in accordance with Parent's Agreement with JP Morgan, no agent, broker, person or firm acting on behalf of Parent or under its authority is or will be entitled to any advisory, commission or broker's or finder's fee from any of the parties hereto in connection with any of the transactions contemplated herein.

     3.9 Parent Not An Interested Stockholder. As of the date hereof, neither Parent nor any of its Affiliates is, with respect to the Company, an "interested stockholder" as such term is defined in Section 203 of the Delaware Law or
Article 7 of the Company's Certificate of Incorporation.

     3.10 Independent Evaluation. Parent and Holdco are experienced and knowledgeable in the oil and gas business, including without limitation the hydrocarbon production, transportation, storage, trading, marketing, selling, purchasing and hedging business, and is aware of its risks. Parent and Holdco have been afforded the opportunity to examine the materials made available to it by the Company with respect to the Company and Company Subsidiaries (the "Background Materials"). The Background Materials include files, or copies thereof, that the Company and Company Subsidiaries have used in their normal course of business and other information about the Company and Company Subsidiaries that the Company and Company Subsidiaries have compiled or generated; however, Parent and Holdco acknowledge and agree that, except for the representations and warranties of the Company contained in this Agreement, neither the Company nor any Company Subsidiary or other person has made any representations or warranties, express or implied, written or oral, as to the accuracy or completeness of the Background Materials or as to any other information relating to the Company or Company Subsidiaries furnished to Parent or Holdco or their representatives by or on behalf of the Company. In entering into this Agreement, Parent and Holdco acknowledge and affirm that each has relied and will rely solely on the terms of this Agreement and upon its independent analysis, evaluation and investigation of, and judgment with respect to, the business, economic, legal, tax or other consequences of this transaction.

     3.11 Tax Matters. Except as publicly disclosed by Parent in the Parent SEC Reports, and except as would not reasonably be expected to have a Parent Material Adverse Effect, Parent and its subsidiaries have timely filed all federal, state, local and other tax returns and reports required to be filed on or before the Effective Date by Parent and its subsidiaries under applicable laws and have paid all required taxes (including any additions to taxes, penalties and interest related thereto) due and payable on or before the date hereof and all such tax returns and reports were true, complete and correct. Neither Parent, Acquisition I, Acquisition II nor Holdco has taken or agreed to take any action, or has knowledge of any condition, that would prevent the Company Merger and the Parent Merger, taken together, from qualifying as an exchange described in Section 351 of the Code.

     3.12 No Vote Required. No vote is required by the holders of any class or series of Parent's or Holdco's (other than Parent) capital stock to approve and adopt this Agreement (including without limitation, the Parent Merger Agreement) or pursuant to the rules of any national securities exchange as a result of this Agreement or the transactions contemplated hereby.

     3.13 Environmental. Except for such matters that are disclosed in the Parent SEC Reports or which are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect:

          (a) To the knowledge of the Parent, there is no condition existing on any real property or other asset of Parent, Holdco or any Parent Subsidiary or resulting from operations conducted thereon that would reasonably be expected to give rise to any current or future liability to Parent, Holdco or any Parent Subsidiary under Environmental Laws or constitute a violation of any Environmental Laws, and Parent, Holdco and all Parent Subsidiaries are otherwise in compliance in all material respects with all applicable Environmental Laws.

          (b) None of Parent, Holdco and the Parent Subsidiaries, no real property or other asset of Parent, Holdco or any Parent Subsidiary, nor the operations conducted thereon by Parent, Holdco or any Parent Subsidiary or by any prior owner, lessee or operator of such real property or other asset, are subject to any pending or, to the knowledge of Parent or Holdco, threatened action, suit, investigation, inquiry or proceeding relating to any Environmental Laws by or before any court or other governmental authority.

          (c) All material permits, notices and authorizations, if any, required to be obtained or filed in connection with the operation or use of any real property or other asset of Parent, Holdco or any Parent Subsidiary, including without limitation past or present treatment, storage, disposal or release of a Hazardous Substance or solid waste into the environment, have been duly obtained or filed, and Parent and Holdco are in compliance in all material respects with the terms and conditions of all such permits, notices and authorizations.

     3.14 Compliance with Laws. Parent, Holdco and the Parent Subsidiaries are in compliance in all material respects with any applicable law, rule or regulation of any United States federal, state, local or foreign government or agency thereof that materially affects the business, properties or assets of Parent, Holdco and the Parent Subsidiaries, and no notice, charge, claim, action or assertion has been received by Parent, Holdco or any Parent Subsidiary or, to the Company's knowledge, has been filed, commenced or threatened against Parent, Holdco or any Parent Subsidiary alleging any such violation that would be, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect. Notwithstanding the foregoing, no representation or warranty in this Section 3.14 is made with respect to permits issued under or matters relating to Environmental Laws, which are covered exclusively by the provisions set forth in Section 3.13, or with respect to permits to conduct exploratory operations that have not been commenced as of the date of this Agreement.

     3.15 Beneficial Ownership. Except as set forth in the Parent SEC Reports, to the knowledge of the Parent, no person or entity is the beneficial owner, directly or indirectly, of 5% or more of Parent's issued and outstanding common stock as of the date hereof.

                                   ARTICLE 4

                 CONDUCT OF BUSINESS PENDING THE COMPANY MERGER

     4.1 Conduct of Business by the Company Pending the Company Merger. The Company covenants and agrees that, prior to the Effective Time, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld) or except in connection with the transactions contemplated by this
Agreement:

          (a) Except as set forth in Section 4.1 of the Company Disclosure Letter, the businesses of the Company and the Company Subsidiaries shall be conducted only in the ordinary and usual course of business and consistent with past practices, and the Company and the Company Subsidiaries shall use all reasonable efforts to maintain and preserve intact their respective business organizations, to maintain significant beneficial business relationships with suppliers, contractors, distributors, customers, licensors, licensees and others having business relationships with it and keep available the services of its current key officers and employees; and

          (b) Without limiting the generality of the foregoing Section 4.1(a),except as set forth in Section 4.1 of the Company Disclosure Letter, the Company shall not directly or indirectly, and shall not permit any of the Company Subsidiaries to, do any of the following:

             (i) acquire, sell, encumber, lease, transfer or dispose of any assets, rights or securities that are material to the Company and the Company Subsidiaries or terminate, cancel, materially modify or enter into any material commitment, transaction, line of business or other agreement, in each case out of the ordinary course of business consistent with past practice or acquire by merging or consolidating with or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business, corporation, partnership, association or other business organization or division thereof;

             (ii) amend or propose to amend its certificate of incorporation or bylaws or, in the case of the Company Subsidiaries, their respective constituent documents;

             (iii) split, combine or reclassify any outstanding shares of, or interests in, its capital stock;

             (iv) declare, set aside or pay any dividend or distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

             (v) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any shares of its capital stock or any options, warrants or rights to acquire capital stock of the Company;

             (vi) except for the Company Common Stock issuable upon exercise of options outstanding on the date hereof (or granted after the date hereof as permitted by this Agreement) and except for up to 25,000 shares or stock options issuable under any 401(k) plan, director compensation or employee stock plans, issue, sell, pledge, dispose of or encumber, or authorize, propose or agree to the issuance, sale, pledge or disposition or encumbrance by the Company or any of the Company Subsidiaries of, any shares of, or any options, warrants or rights of any kind to acquire any shares of, or any securities convertible into or exchangeable for any shares of, its capital stock of any class, or any other securities in respect of, in lieu of, or in substitution for any class of its capital stock outstanding on the date hereof;

             (vii) modify the terms of any existing indebtedness for borrowed money or incur any indebtedness for borrowed money or issue any debt securities, except indebtedness incurred in the ordinary course of business consistent with past practice, but only if the amount of such additional indebtedness does not exceed $41,000,000;

             (viii) assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other person, or make any loans or advances, except to or for the benefit of the Company Subsidiaries or except for those not in excess of $5,000,000 in the aggregate;

             (ix) authorize, recommend or propose any material change in its capitalization;

             (x) take any action with respect to the grant of or increase in any severance or termination pay;

             (xi) adopt or establish any new employee benefit plan or, except as provided in Section 5.3(g), amend in any material respect any employee benefit plan or, other than in the ordinary course of business consistent with past practice, increase the compensation or fringe benefits of any employee (except as required by any existing employee benefit plans or employment agreements or applicable law) or pay any material benefit not required by any existing employee benefit plan;

             (xii) other than in the ordinary course of business consistent with past practice, enter into or amend in any material respect (other than as required by existing employee benefit plans or employment agreements or by applicable law) any employment, consulting, severance or indemnification agreement entered into or made by the Company or any of the Company Subsidiaries with any of their respective directors, officers, agents, consultants or employees, or any collective bargaining agreement or other obligation to any labor organization or employee incurred or entered into by the Company or any of the Company Subsidiaries (other than as required by existing employee benefit plans or employment agreements or by applicable law);

             (xiii) settle or compromise any liability for taxes or compromise, settle or otherwise resolve other Company Cases involving a payment of more than $5,000,000 in any one case by or to the Company or any of the Company Subsidiaries;

             (xiv) make or commit to make capital expenditures in excess of 20% (twenty percent) over the aggregate budgeted amount set forth in the Company's fiscal 2001 capital expenditure plan previously provided to Parent; except as may be required to (A) continue operations on the drilling, completion or plugging of any well or any well operations for which the Company has consented to participate and is required to continue to participate pursuant to applicable agreements or (B) conduct emergency operations on any well pipeline or other facility;

             (xv) make any material changes in tax accounting methods except as required by applicable law;

             (xvi) other than in the ordinary course of business, pay or discharge any claims, liens or liabilities involving more than $5,000,000 individually or $10,000,000 in the aggregate, which are not reserved for on the balance sheet included in the Company Financial Statements;

             (xvii) write off any accounts or notes receivable in excess of $5,000,000 except in the ordinary course of business;

             (xviii) knowingly take, or agree to commit to take, any action that would or is reasonably likely to result in any of the conditions to the Mergers not being satisfied, or would make any representation or warranty of the Company contained herein inaccurate in any material respect at, or as of any time prior to, the Effective Time, or that would materially impair the ability of the Company, Parent, Holdco or the holders of shares of Company Common Stock to consummate the Mergers in accordance with the terms hereof or materially delay such consummation; or

             (xix) amend, modify or waive any provision of the Rights Agreement, or take any action to redeem the Rights or render the Rights inapplicable to any transaction (other than the transactions contemplated hereby);

             (xx) take any action that would prevent the Mergers, taken together, from qualifying as an exchange described in Section 351 of the Code; or

             (xxi) enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing.

     4.2 Conduct of Business of Parent. Except as contemplated by this Agreement, during the period from the date hereof to the Effective Time or earlier termination of this Agreement, neither Parent nor any of its subsidiaries (including Holdco), without the prior written consent of the Company (which consent will not unreasonably be withheld), shall:

          (a) acquire, by merging or consolidating with, or by purchasing an equity interest in or the assets of or by any other manner, any business or corporation, partnership or other business organization or division thereof, or otherwise acquire any assets of any other entity (other than the purchase of assets from suppliers, clients or vendors in the ordinary course of business and consistent with past practice) if such transaction would prevent or materially delay the consummation of the transactions contemplated by this Agreement;

          (b) adopt or propose to adopt any amendments to its charter documents which would have a material adverse impact on the consummation of the transactions contemplated by this Agreement;

          (c) take any action that would prevent the Mergers, taken together, from qualifying as an exchange described in Section 351 of the Code;

          (d) with respect to Parent only, split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to stockholders in their capacity as such, except for the payment of ordinary cash dividends in respect of the Parent Common Stock; unless the Exchange Ratio and Per Share Amount are proportionately increased or decreased, as applicable, in which case the prior written consent of the Company shall not be required, but the Company shall be entitled to written notice of such event;

          (e) adopt a plan of complete or partial liquidation or dissolution of Parent; or

          (f) take or agree in writing or otherwise to take any of the actions precluded by Sections 4.2(a) through 4.2(e).

                                   ARTICLE 5

                             ADDITIONAL AGREEMENTS

     5.1 Shareholders' Meeting. The Company, acting through its board of directors, shall, in accordance with applicable law and the Company's Certificate of Incorporation and Bylaws, (i) duly call, give notice of, convene and hold a meeting of its shareholders as soon as practicable following the date hereof for the purpose of considering and taking action on this Agreement and the transactions contemplated hereby (the "Shareholders' Meeting") and (ii) subject to its fiduciary duties under applicable law after consultation with outside counsel, (A) include in the Proxy Statement/Prospectus (as defined in Section 2.7) the unanimous recommendation of the board of directors that the shareholders of the Company vote in favor of the approval and adoption of this Agreement and the transactions contemplated hereby and (B) use its reasonable best efforts to obtain the necessary approval and adoption of this Agreement and the transactions contemplated hereby by its shareholders. Notwithstanding the Company's failure to include the recommendation contemplated by clause (A) of the preceding sentence (in the circumstances permitted thereby), unless this Agreement shall have been terminated pursuant to Section 7.1, the Company shall submit this Agreement to its stockholders at the Shareholders' Meeting for the purpose of adopting this Agreement and nothing contained herein shall be deemed to relieve the Company of such obligation.

     5.2  Registration Statement.

          (a) As soon as practicable following the date hereof, Holdco or Parent shall prepare and file with the SEC a registration statement on Form S-4 to register under the Securities Act the Holdco Common Stock to be issued pursuant to the Company Merger (the "S-4"). The Proxy Statement/ Prospectus will be included as a prospectus in and will constitute part of the S-4 as Holdco's prospectus. The Parent, Company and Holdco shall use their reasonable best efforts to have the S-4 declared effective under the '33 Act as promptly as practicable after such filing. Parent, Holdco and the Company will cooperate with each other in the preparation of the Proxy Statement/Prospectus and the S-4; without limiting the generality of the foregoing, Parent and Holdco, on the one hand, and the Company, on the other hand, will furnish to each other the information relating to the party furnishing such information required by the '34 Act to be set forth in the Proxy Statement/Prospectus and the S-4, and Company and its counsel shall be given the opportunity to review and comment on the Proxy Statement/Prospectus and the S-4 prior to the filing thereof with the SEC. Parent, Holdco and the Company each agree to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to any comments made by the SEC with respect to the Proxy Statement/Prospectus and the S-4. The Company will use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to its stockholders as promptly as practicable after the S-4 is declared effective under the '33 Act. No representation, covenant or agreement is made by any party hereto with respect to information supplied by any other party for inclusion in the S-4.

          (b) As soon as practicable after the date hereof, the Company, Parent and Holdco shall promptly and properly prepare and file any other schedules, statements, reports, or other documents required under the '34 Act (if any) or any other federal or state securities laws relating to the Company Merger and the transactions contemplated herein (the "Other Filings"). Each party shall notify the others promptly of the receipt by such party of any comments or requests for additional information from any governmental official with respect to any Other Filing made by such party and will supply the others with copies of all correspondence between such party and its representatives, on the one hand, and the appropriate government official, on the other hand, with respect to the Other Filings made by such party. Each of the Company, Parent and Holdco shall use reasonable efforts to obtain and furnish the information required to be included in the Proxy Statement/Prospectus and any Other Filing and, after consultation with the other, to respond promptly to any comments made by any governmental official with respect to any Other Filing.

     5.3  Employee Benefit Matters.

          (a) From and after the Effective Time, Holdco shall assume and honor, or shall cause the Surviving Corporation to assume and honor, all Employee Benefit Plans including all employment agreements with executive officers of the Company in accordance with their terms as in effect immediately before the consummation of the Company Merger, subject to any amendment or termination thereof that may be permitted by such terms; provided, however, that the foregoing shall not be construed as prohibiting Parent, Holdco or the Company Surviving Corporation from terminating the employment of any Affected Employee. It is acknowledged and agreed that the consummation of the Company Merger will constitute a "change of control" for purposes of those Employee Benefit Plans including all employment agreements containing "change of control" provisions.

          (b) For 12 months following the Effective Time, the Company Surviving Corporation shall continue to provide to those individuals who are employed by the Company as of the Effective Time and who remain employed following the Effective Time by the Company Surviving Corporation or any Subsidiary of the Company Surviving Corporation ("Affected Employees"), compensation and employee benefits which, in the aggregate, are no less favorable than the compensation and benefits provided by the Company to such employees immediately prior to consummation of the Company Merger; provided, however, that (i) as of January 1, 2002, Affected Employees shall become eligible to participate in the employee benefit plans, programs, policies and arrangements of Parent, Holdco, the Company Surviving Corporation or any Subsidiary of Parent or the Company Surviving Corporation (the "Parent Plans") on the same basis as similarly situated employees of the Parent, and (ii) the Parent Plans shall be deemed to satisfy this Section 6.3(b).

          (c) The Company Surviving Corporation shall give Affected Employees full credit for their continuous service with the Company and its Subsidiaries (including deemed service credited by such entities) for purposes of eligibility to participate and vesting (but not benefit accruals under any defined benefit pension plan) under all employee benefit plans, programs, policies or arrangements which are maintained by Parent, Holdco, the Company Surviving Corporation or any Subsidiary of Parent or the Company Surviving Corporation for such Affected Employees to the same extent recognized by the Company immediately prior to the Effective Time under similar Employee Benefit Plans.

          (d) Parent, Holdco, and the Company Surviving Corporation shall (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees under the Employee Benefit Plans and that have not been satisfied as of the Effective Time and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time (in the calendar year of the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements for the year in which the Effective Time occurs under any welfare plans that such employees are eligible to participate in after the Effective Time.

          (e) On the basis set forth in, and as contemplated by, Section 5.3(e) of the Company Disclosure Letter, the executive officers of the Company shall be deemed to have "Good Reason" to terminate their employment, and receive payments under the agreements between the executive officers and the Company dated March 12, 2001.

          (f) The Company Surviving Corporation shall sponsor the Company's 401(k) Plan as of the Effective Time. The Company Surviving Corporation either shall continue to sponsor such 401(k)

     Plan or shall merge such Plan into the 401(k) Plan of the Parent Surviving Corporation with the result that the participants in the Company's 401(k) Plan shall be entitled to repay any outstanding participant loans pursuant to the terms of the Company's 401(k) Plan and to avoid any deemed distribution. Notwithstanding any other provision of this Agreement, the Company may amend its 401(k) plan to permit the Company to match employee contributions made through the Effective Time in cash, stock, or a mix thereof in a percentage consistent with past practice.

          (g) 2001 bonuses payable pursuant to the Company's key employee severance agreements shall be calculated on a basis of payment no less than the bonuses paid in 2001 with respect to 2000.

     5.4  Consents and Approvals.

          (a) The Company, Parent and Holdco shall each file or cause to be filed with the Federal Trade Commission and the United States Department of Justice any notifications required to be filed under the HSR Act and the rules and regulations promulgated thereunder with respect to the transactions contemplated hereby. The parties shall consult with each other as to the appropriate time of filing such notifications and shall use their reasonable best efforts to make such filings at the agreed upon time, to respond promptly to any requests for additional information made by either of such agencies, and to cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date after the date of filing.

          (b) The Company, Parent and Holdco shall cooperate with each other and
     (i) promptly prepare and file all necessary documentation, (ii) effect all necessary applications, notices, petitions and filings and execute all agreements and documents, (iii) use all reasonable efforts to obtain all necessary permits, consents, approvals and authorizations of all governmental bodies and (iv) use all reasonable efforts to obtain all necessary permits, consents, approvals and authorizations of all other parties, in the case of each of the foregoing clauses (i), (ii), (iii) and
     (iv), necessary or advisable to consummate the transactions contemplated by this Agreement or required by the terms of any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument to which the Company, Holdco, Parent or any of their respective subsidiaries is a party or by which any of them is bound; provided, however, that (x) no note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument shall be amended or modified to increase materially the amount payable thereunder or to be otherwise materially more burdensome to the Company and the Company Subsidiaries considered as one enterprise in order to obtain any permit, consent, approval or authorization without first obtaining the written approval of Parent and (y) without the prior consent of Parent, no such actions or things shall be done to the extent they would, individually or in the aggregate, reasonably be expected to have a Holdco Material Adverse Effect (after giving effect to the Mergers). A "Holdco Material Adverse Effect" means any change, effect, fact, event, condition or development that would have or be reasonably likely to have a material adverse effect on the condition (financial or otherwise), business, operations or assets of Holdco and the direct and indirect subsidiaries of Holdco considered as a single enterprise following the Mergers. The Company shall have the right to review and approve in advance all characterizations of the information relating to the Company; Parent shall have the right to review and approve in advance all characterizations of the information relating to Parent or Holdco; and each of the Company and Parent shall have the right to review and approve in advance all characterizations of the information relating to the transactions contemplated by this Agreement, in each case which appear in any filing (including, without limitation, the Proxy Statement/Prospectus) made in connection with the transactions contemplated hereby. The Company, Parent and Holdco agree that they will consult with each other with respect to the obtaining of all such necessary permits, consents, approvals and authorizations of all third parties and governmental bodies.

     5.5 Public Statements. The Company, Parent and Holdco shall consult with each other prior to issuing any public announcement, statement or other disclosure with respect to this Agreement or the transactions contemplated herein and shall not issue any such public announcement or statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or trading market.

     5.6 Reasonable Best Efforts. Subject to the terms and conditions herein provided, each of the Company, Parent, Holdco and Acquisition I agrees to use reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including but not limited to obtaining all consents, approvals and authorizations required for or in connection with the consummation by the parties hereto of the transactions contemplated by this Agreement, and contesting and resisting of any action, including any legislative, administrative or judicial action, and seeking to have vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the transactions contemplated by this Agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative action and acceptance by the Company, Holdco and Parent of any and all divestitures of any assets of the Company, Holdco or Parent or their respective affiliates or acceptance of an agreement to hold any assets of the Company, Holdco or Parent separate or to withdraw from doing business in any geographic area in connection with any lawsuit or other legal proceeding, except to the extent any such actions or things would be reasonably expected to have a Holdco Material Adverse Effect (after giving effect to the Mergers). In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, Parent and/or the Company Surviving Corporation shall cause the proper officers and directors of the Company, Parent and Holdco to take all such action. In the event any litigation is commenced by any person involving the Company, Parent or Holdco and relating to the transactions contemplated by this Agreement, including any other Takeover Proposal (as defined in Section 5.9), the Company, Parent or Holdco shall have the right, at its own expense, to participate therein.

     5.7 Notification of Certain Matters. Each of the Company, Parent and Holdco agrees to give prompt notice to each other of, and to use their respective reasonable best efforts to prevent or promptly remedy, (i) the occurrence or failure to occur, or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would be likely to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof through the Effective Time and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     5.8  Access to Information; Confidentiality.

          (a) The Company shall, and shall cause the Company Subsidiaries and the officers, directors, employees and agents of the Company and the Company Subsidiaries, to, afford the officers, employees and agents of Parent and Holdco complete access at all reasonable times from the date hereof through the Effective Date to its officers, employees, agents, properties, facilities, books, records, contracts and other assets and shall furnish Parent and Holdco all financial, operating and other data and information as Parent and Holdco through their officers, employees or agents, may reasonably request. Parent and Holdco shall have the right to make such due diligence investigations as Parent and Holdco shall deem necessary or reasonable. No additional investigations or disclosures shall affect the Company's representations and warranties contained herein, or limit or otherwise affect the remedies available to Parent pursuant to this Agreement.

          (b) Parent and Holdco shall, and Parent shall cause officers of Parent to, afford the officers and directors of the Company complete access at all reasonable times from the date hereof through the Effective Date to its and its subsidiaries' officers, properties, facilities, books, records and contracts and shall furnish the Company all financial, operating and other data and information as the Company through its officers, employees or agents, may reasonably request. The Company shall have the right to make such reasonable due diligence investigations as the Company shall deem necessary. No additional investigations or disclosures shall affect Parent's or Holdco's representations and warranties contained herein, or limit or otherwise affect the remedies available to the Company pursuant to this Agreement.

          (c) The provisions of the confidentiality agreements between Parent and the Company (the "Confidentiality Agreements") shall remain in full force and effect in accordance with their respective terms.

     5.9  No Solicitation.

          (a) The Company agrees that it shall not, nor shall it permit any of the Company Subsidiaries to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of the Company Subsidiaries, directly or indirectly, to (i) solicit, initiate, or encourage any inquiries relating to, or the submission of, any Takeover Proposal (as hereinafter defined), (ii) approve or recommend any Takeover Proposal, accept any Takeover Proposal or enter into any letter of intent, agreement in principle or agreement with respect to any Takeover Proposal (or resolve to or publicly propose to do any of the foregoing) or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that (x) nothing contained in subclauses (ii) or (iii) above shall prohibit the Company or its board of directors from disclosing to the Company's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the '34 Act, provided that the board of directors of the Company shall not recommend that the stockholders of the Company tender their Company Common Stock in connection with any such tender or exchange offer unless the board of directors shall have determined in good faith, after consultation with its financial advisors and outside counsel, that the relevant Takeover Proposal is a Superior Proposal and (y) prior to the Shareholders' Meeting, if the Company receives an unsolicited bona fide written Takeover Proposal from a third party that the board of directors of the Company determines in good faith (after receiving the advice of a financial adviser of nationally recognized reputation) is reasonably likely to be a Superior Proposal (as defined below), the Company and its representatives may conduct such discussions or provide such information as the board of directors of the Company shall determine, but only if, prior to such provision of information or conduct of such discussions (A) such third party shall have entered into a confidentiality agreement not materially less favorable to the Company than the Confidentiality Agreement (and containing additional provisions that expressly permit the Company to comply with the provisions of this Section 5.9) and (B) the board of directors of the Company determines in its good faith judgment, after consultation with outside counsel, that it is required to do so in order to comply with its fiduciary duties. The Company shall promptly notify the Parent in the event it receives any Takeover Proposal, including the identity of the party submitting such proposal.

          (b) The Company shall promptly (but in no event later than 24 hours after receipt) notify the Parent of the material terms, conditions and other aspects of any inquiries, proposals or offers with respect to, or which could reasonably be expected to lead to, a Takeover Proposal.

          (c) If, prior to Shareholders' Meeting, the board of directors of the Company determines in good faith (after receiving the advice of a financial adviser of nationally recognized reputation and its outside counsel) that an unsolicited bona fide written Takeover Proposal is a Superior Proposal, the Company may terminate this Agreement pursuant to Section 7.1(f); provided, however, that the Company shall not terminate this Agreement, and any purported termination shall be void and of no force or effect, unless
     (i) the Company concurrently with such termination pays to Parent the fee payable pursuant to Section 7.3 and enters into a definitive agreement providing for the Superior Proposal; and (ii) the Company shall have complied with this Section 5.9.

          (d) For purposes of this Agreement, "Takeover Proposal" means any proposal or offer (whether or not in writing and whether or not delivered to the stockholders of the Company generally) for a merger or other business combination, reorganization, share exchange, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of the Company Subsidiaries or to acquire in any manner (including by tender or exchange offer), directly or indirectly, a 10% or more equity interest in, any voting securities of, or assets (including equity interests in other entities) of the Company and the Company Subsidiaries having an aggregate value equal to 10% or more of the Company's consolidated asset value, other than the transactions contemplated by this Agreement. For purposes of this Agreement, "Superior Proposal" means any unsolicited bona fide written Takeover Proposal which (i) contemplates (A) a merger or other business combination, reorganization, share exchange, recapitalization, liquidation, dissolution, tender offer, exchange offer or similar transaction involving the Company as a result of which the Company's stockholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the ultimate parent entity resulting from such transaction or (B) a sale, lease, exchange, transfer or other disposition (including, without limitation, a contribution to a joint venture) of at least 50% of the value of the assets of the Company and the Company Subsidiaries, taken as a whole, and (ii) is on terms which the board of directors of the Company determines (after consultation with its financial advisor and outside counsel), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, (A) would, if consummated, result in a transaction that is more favorable to its stockholders from a financial point of view (in their capacities as such) than the transactions contemplated by this Agreement (including the terms of any proposal by the Parent to modify the terms of the transactions contemplated by this Agreement) and (B) is reasonably likely to be financed and otherwise completed without undue delay.

          (e) The Company agrees that it will, and will cause its officers, employees, directors, agents and representatives to, immediately cease any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Takeover Proposal and will use its reasonable best efforts to cause any such parties (and its agents or advisors) in possession of confidential information regarding the Company or any of the Company Subsidiaries that was furnished by or on behalf of the Company to return or destroy all such information. The Company shall use its reasonable best efforts to ensure that its officers, directors and key employees and its investment bankers, attorneys and other representatives, are aware the provisions of this Section.

     5.10  Indemnification and Insurance.

          (a) The Bylaws of the Company Surviving Corporation shall contain the provisions with respect to indemnification set forth in Article VI of the Third Amended and Restated Bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the date of this Agreement were directors, officers, employees or agents of the Company, unless such modification is required by law.

          (b) The Company shall, to the fullest extent permitted under applicable law or under the Company's Certificate of Incorporation or Bylaws or under the Indemnification Agreements set forth in Section 2.10 of the Company Disclosure Letter and regardless of whether the Company Merger becomes effective, indemnify and hold harmless, and after the Effective Time, Parent and the Company Surviving Corporation shall jointly and severally, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company or any of its Subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission occurring prior to the Effective Time arising out of or pertaining to the transactions contemplated by this Agreement for a period of four years after the date hereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Company or the Company Surviving Corporation, as the case by be, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company or the Company Surviving Corporation, promptly after statements therefor are received provided that any person to whom expenses are advanced provides a customary undertaking complying with applicable law to repay such advances if it is ultimately determined that such person is not entitled to indemnification, (ii) the Company and the Company Surviving Corporation will cooperate in the defense of any such matter, and (iii) any determination required to be made in connection with a claim for indemnification, with respect to whether an Indemnified party's conduct complies with the standards set forth under Delaware Law and the Company's or the Company Surviving Corporation's certificate of incorporation or bylaws, shall be made by independent counsel mutually acceptable to the Company Surviving Corporation and the Indemnified Party; provided, however, that neither the Company nor the Company Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and provided further, that neither the Company nor the Company Surviving Corporation shall be obligated pursuant to this Section 5.10 to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single action except to the extent that, in the opinion of counsel for the Indemnified Parties, two or more of such Indemnified Parties have conflicting interests in the outcome of such action; and provided further that, in the event that any claim or claims for indemnification are asserted or made within such four-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims.

          (c) For six years after the Effective Time, the Company Surviving Corporation shall provide directors' and officers' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Party covered as of the date hereof or hereafter by the Company's directors' and officers' liability insurance policy on terms with respect to coverage and amounts no less favorable than those of such policy in effect on the date hereof; provided, however, that in no event shall the Company Surviving Corporation be required to expend in any one year an amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Company Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

          (d) In the event the Company Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of the Company Surviving Corporation, or at Parent's or Holdco's option, Parent or Holdco, shall assume the obligations set forth in this Section 5.10.

          (e) This Section 5.10 shall survive any termination of this Agreement and the consummation of the Company Merger at the Effective Time, is intended to benefit the Company, the Surviving Corporation and the Indemnified Parties, and shall be binding on all successors and assigns of the Surviving Corporation. Parent and Holdco shall cause the Company to honor its obligations pursuant to this Section 6.10.

     5.11 Actions Regarding the Rights. Immediately prior to the Effective Time, the Company shall redeem the Rights. Except as specifically provided herein, the Company shall not modify or waive the terms of its Rights Agreement or take any action to redeem the Rights.

     5.12 Options. Prior to the Effective Time, the Company shall take all actions necessary (including obtaining any necessary consents of the holders of outstanding options) to provide that at the Effective Time (i) each outstanding option to purchase shares of Company Common Stock (the "Company Options"), whether or not then exercisable or vested, shall be canceled and (ii) in consideration of such cancellation the Company shall pay to holders of such Company Options an amount in respect thereof equal to the product of (A) the excess, if any, of the Per Share Amount over the exercise price per share of such Company Options and (B) the number of shares of Company Common Stock subject to such Company Options (such payment to be net of the applicable withholding taxes).

     5.13 Affiliates. Not less than 30 days prior to the Effective Time, the Company shall deliver to Parent a letter identifying all persons who, in the opinion of the Company, may be deemed at the time this Agreement is submitted for approval by the shareholders of the Company, "affiliates" of the Company for purposes of Rule 145 under the '33 Act, and such list shall be updated as necessary to reflect any changes from the date thereof. The Company shall use reasonable best efforts to cause each person identified on such list to deliver to Parent not less than 15 days prior to the Effective Time, a written agreement in customary form.

     5.14 Stock Exchange Listing. Parent and Holdco shall use their reasonable best efforts to cause the shares of Holdco Common Stock to be issued in the Company Merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Effective Time.

     5.15 Section 16 Matters. Prior to the effective times of the Mergers, Parent, Holdco and the Company shall take all such steps as may be required to cause any dispositions of capital stock of Parent and the Company (including derivative securities thereof) or acquisitions of Holdco Common Stock (including derivative securities thereof) resulting from the transactions contemplated by this Agreement and by the Parent Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the '34 Act with respect to Parent or the Company to be exempt under Rule 16b-3 promulgated under the '34 Act.

     5.16 Directorship. As promptly as practicable following the Effective Time, Holdco shall take such action as is necessary to elect either Nicholas Sutton or Michael Highum to its board of directors and to serve until his successor shall be duly qualified and elected or until his earlier death, resignation or removal in accordance with Holdco's certificate of incorporation and bylaws and Delaware Law.

                                   ARTICLE 6

                                   CONDITIONS

     6.1 Conditions to the Obligation of Each Party to Effect the Mergers. The obligations of each party to effect the Mergers shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

          (a) this Agreement shall have been adopted by the requisite vote of the stockholders of the Company required by the Delaware Law and its Certificate of Incorporation and bylaws;

          (b) no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, nor any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, shall be in effect that would make the Mergers illegal or otherwise prevent the consummation of the Mergers;

          (c) The Holdco Common Stock to be issued in the Mergers shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance; and

          (d) The S-4 shall have been declared effective by the SEC under the '33 Act. No stop order suspending the effectiveness of the S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (e) any waiting period under the HSR Act applicable to the Mergers shall have expired or been terminated.

     6.2 Additional Conditions to the Obligation of Parent, Holdco and Acquisition I. The obligations of Parent, Holdco and Acquisition I to effect the Company Merger shall be subject to fulfillment at or prior to the Effective Time of the following additional conditions:

          (a) (i) Each representation or warranty of the Company shall be true and correct except for circumstances which, when considered individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect, in each case as if such representations and warranties were made at the date of this Agreement and as of the Closing Date (other than to the extent such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct as of such date). There shall not have been a breach in any material respect by the Company of any material covenant or agreement set forth in the Merger Agreement which breach shall not have been remedied within 10 days (or by the Outside Date, if sooner) of written notice specifying such breach in reasonable detail and demanding that same be remedied (except where such failure to be true and correct or such breach, taken together with all other such failures and breaches, would not have a Company Material Adverse Effect);

          (b) There shall not be any pending suit, action, investigation or proceeding brought by any governmental authority before any court (domestic or foreign) or any action taken, or any statute, rule, regulation, decree, order or injunction promulgated, enacted, entered into or enforced by any state, federal or foreign government or governmental agency or authority or by any court (domestic or foreign) that would reasonably be expected to have the effect of: (i) making illegal or otherwise restraining or prohibiting the consummation of the Mergers or materially delaying the Mergers; or (ii) prohibiting or materially limiting the ownership or operation by the Company or any of its subsidiaries or Parent, Holdco or any of Parent's affiliates of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and any of its subsidiaries, taken as a whole, or compelling Parent, Holdco or any of Parent's subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company and any of its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as a result of the transactions contemplated by the Merger Agreement; or

          (c) There shall not have occurred and continue to exist any event that individually or in the aggregate would reasonably be expected to have a Company Material Adverse Effect (other than matters set forth in the Company Disclosure Letter).

     6.3 Additional Conditions to the Obligation of the Company. The obligations of the Company to effect the Company Merger shall be subject to fulfillment at or prior to the Effective Time of the following additional conditions:

          (a) (i) Any representation or warranty of Parent, Holdco and Acquisition I shall be true and correct except for circumstances which, when considered individually or in the aggregate, have not had or would not reasonably be expected to have a Parent Material Adverse Effect, in each case as if such representations and warranties were made at the date of this Agreement and as of the Closing Date (other than to the extent such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct as of such date). There shall not have been a breach in any material respect by the Parent, Holdco and Acquisition I of any material covenant or agreement set forth in the Merger Agreement which breach shall not have been remedied within 10 days (or by the Outside Date, if sooner) of written notice specifying such breach in reasonable detail and demanding that same be remedied (except where such failure to be true and correct or such breach, taken together with all other such failures and breaches, would not have a Parent Material Adverse Effect); or

          (b) There shall not be any pending suit, action, investigation or proceeding brought by any governmental authority before any court (domestic or foreign) or any action taken, or any statute, rule, regulation, decree, order or injunction promulgated, enacted, entered into or enforced by any state, federal or foreign government or governmental agency or authority or by any court (domestic or foreign) that would reasonably be expected to have the effect of making illegal or otherwise restraining or prohibiting the consummation of the Mergers or materially delaying the Mergers.

                                   ARTICLE 7

                       TERMINATION, AMENDMENT AND WAIVER

     7.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time notwithstanding approval thereof by the stockholders of the Company:

          (a) by mutual written consent of Parent, Holdco and the Company;

          (b) by any of Parent, Holdco or the Company if the consummation of the Company Merger shall not have occurred on or before December 31, 2001 (the "Outside Date"); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; provided further that such time periods shall be tolled for any period during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Company Merger;

          (c) by any of Parent, Holdco or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling each of the parties hereto shall use all reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable;

          (d) by Parent if

             (i) the board of directors of the Company (or any committee thereof) shall have withdrawn, modified or amended in any manner adverse to Parent its approval of or recommendation in favor of the Merger or shall have recommended or approved a Takeover Proposal or shall have resolved to do any of the foregoing;

             (ii) any person or "group" (as defined in Section 13(d)(3) of the '34 Act), other than Parent, Holdco or their affiliates or any group of which any of them is a member, shall have acquired beneficial ownership (as determined pursuant to Rule 13d-3 under the '34 Act) of 15% or more of the Company Common Stock;

             (iii) the Company shall have breached Section 5.9 in any material respect, and Parent or Holdco shall have been adversely affected thereby;

             (iv) the Company shall have (x) exempted for purposes of Section 203 of the Delaware Law any acquisition of shares of Company Common Stock by any person or "group" (as defined in Section 13(d)(3) of the '34 Act), other than Parent, Holdco or their affiliates, or (y) amended (or agreed to amend) the Rights Agreement or redeemed (or agreed to redeem) its outstanding Rights thereunder for the purpose of exempting an acquisition of shares of Company Common Stock (other than pursuant to this Agreement) from the Rights Agreement and Rights; or

             (v) prior to the Effective Time there shall be a breach of any representation, warranty, covenant or agreement of the Company in this Agreement such that the conditions set forth in Section 6.2(a) are not capable of being satisfied on or before the Outside Date; provided that the Parent or Holdco may not terminate this Agreement pursuant to this clause (v) if the Parent or Holdco is in material breach of this Agreement; or

          (e) by the Company if

             (i) prior to the Shareholders' Meeting, the Company receives a Superior Proposal as described in Section 5.9(b) and resolves to accept such Superior Proposal, but only if the Company has acted in accordance with, and has otherwise complied with the terms of, Section 5.9, including the notice provisions therein; or

             (ii) prior to the Effective Time there shall be a breach of any representation, warranty, covenant or agreement of the Parent, Holdco or Acquisition I in this Agreement such that the conditions set forth in
        Section 6.3(a) are not capable of being satisfied on or before the Outside Date; provided that the Company may not terminate this Agreement pursuant to this clause (ii) if the Company is in material breach of this Agreement.

     7.2 Effect of Termination. Upon the termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become null and void except as set forth in Section 7.3, which shall survive such termination; provided that, nothing herein shall relieve any party from liability for any intentional breach of this Agreement prior to such termination.

     7.3  Fees and Expenses.

          (a) If (i) the Company terminates this Agreement pursuant to Section 7.1(e)(i), or (ii) Parent or Holdco terminates this Agreement pursuant to
     Section 7.1(d)(i), (iii) or (iv), then in each case the Company shall pay, or cause to be paid, to Parent, concurrently with the time of termination in the case of a termination pursuant to Section 7.1(e)(i) or as promptly as is reasonably practicable (but in no event later than 2 business days) in the case of a termination pursuant to Section 7.1(d)(i), (iii) or (iv) , an amount ("Termination Fee") equal to $40,000,000. In addition, if (i)(x) this Agreement is terminated pursuant to Section 7.1(b) (by the Company), or 7.1(d)(v), (y) prior to such termination a Takeover Proposal has been publicly announced, disclosed or communicated and (z) on the date of such termination, Parent is not in material breach of this Agreement and (ii) within 12 months after such termination the Company shall consummate or enter into an agreement with the proponent of such Takeover Proposal or an affiliate of such proponent, then the Company shall pay the Termination Fee concurrently with the earlier of entering into any such agreement or consummating such transaction.

          (b) Except as set forth in this Section 7.3, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, that if this Agreement is terminated and the Termination Fee is payable as a result thereof pursuant to Section 7.3(a), in addition to the payment of the Termination Fee, the Company shall assume and pay, or reimburse Parent for, all reasonable out-of-pocket fees and expenses incurred by Parent (including the fees and expenses of its counsel, financial advisor and financing sources) in connection with this Agreement and the transactions contemplated hereby, up to a maximum of $8 million.

     7.4 Amendment. This Agreement may be amended by the parties hereto, at any time before or after approval of this Agreement and the transactions contemplated herein by the respective boards of directors or stockholders of the parties hereto; provided, however, that after any such approval by the stockholders, no amendment which under applicable law may not be made without stockholder approval shall be made without such stockholder approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     7.5 Waiver. Any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived at any time prior to the Effective Time by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of or estoppel with respect to, any subsequent or other failure.

                                   ARTICLE 8

                               GENERAL PROVISIONS

     8.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested) or sent by telecopier to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice:

          (a) if to Parent, Holdco or Acquisition I:

           Kerr-McGee Corporation
           123 Robert S. Kerr Avenue
           Oklahoma, City OK 73102
           Attention: Gregory F. Pilcher, Esq.
           Fax: (405) 270-2725

           with a copy to:

           Simpson Thacher & Bartlett
           425 Lexington Avenue
           New York, NY 10017-3954
           Attention: Peter J. Gordon, Esq.
                      Brian M. Stadler, Esq.
           Fax: (212) 455-2502

          (b) if to the Company:

           HS Resources, Inc.
           One Maritime Plaza, Fifteenth Floor
           San Francisco, CA 94111
           Attention: James E. Duffy
           Fax: (415) 433-5811

           HS Resources, Inc.
           1999 Broadway, Suite 3600
           Denver, CO 80202
           Attention: James M. Piccone, Esq.
           Fax: (303) 296-9709

           with a copy to:

           Davis Graham & Stubbs LLP
           1550 Seventeenth Street, Suite 500
           Denver, CO 80202
           Attention: Ronald R. Levine II, Esq.
           Fax: (303) 893-1379

Notice so given shall (in the case of notice so given by mail) be deemed to be given when received and (in the case of notice so given by cable, telegram, telecopier, telex or personal delivery) on the date of actual transmission or (as the case may be) personal delivery.

     8.2 Representations and Warranties. The representations and warranties contained in this Agreement shall not survive the Company Merger.

     8.3 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

     8.4 Counterparts; Facsimile Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same agreement. If any party hereto elects to execute and deliver a counterpart signature page by means of facsimile transmission, it shall deliver an original of such counterpart to each of the other parties hereto within ten days of the date hereof, but in no event will the failure to do so affect in any way the validity of the facsimile signature or its delivery.

     8.5  Assignment; No Third Party Beneficiaries.

          (a) This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any party hereto without the prior written consent of the other parties hereto and any purported assignment without such consent shall be void.

          (b) Nothing in this Agreement shall be construed as giving any person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof, except that each Indemnified Party is intended to be a third party beneficiary of Section
     5.10 and may specifically enforce its terms.

     8.6  Severability.

          (a) If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

     8.7 Entire Agreement. This Agreement and the Confidentiality Agreements contain all of the terms of the understandings of the parties hereto with respect to the subject matter hereof.

              [The remainder of this page is intentionally blank]

                  AGREEMENT AND PLAN OF MERGER SIGNATURE PAGE

     IN WITNESS WHEREOF, Parent, Holdco, the Company, Acquisition I and Acquisition II have caused this Agreement to be executed as of the date first written above.

                                            HS RESOURCES, INC.

                                            By:   /s/ NICHOLAS J. SUTTON
                                              ----------------------------------
                                            Name: Nicholas J. Sutton
                                            Title:  Chairman and Chief Executive
                                            Officer

                                            KERR-McGEE CORPORATION

                                            By:      /s/ LUKE CORBETT
                                              ----------------------------------
                                            Name: Luke Corbett
                                            Title:  Chairman and Chief Executive
                                            Officer

                                            KING HOLDCO, INC.

                                            By:      /s/ LUKE CORBETT
                                              ----------------------------------
                                            Name: Luke Corbett
                                            Title:  Chairman and Chief Executive
                                            Officer

                                            KING MERGER SUB, INC.

                                            By:      /s/ LUKE CORBETT
                                              ----------------------------------
                                            Name: Luke Corbett
                                            Title:  Chairman and Chief Executive
                                            Officer

                                            HAWK MERGER SUB, INC.

                                            By:      /s/ LUKE CORBETT
                                              ----------------------------------
                                            Name: Luke Corbett
                                            Title:  Chairman and Chief Executive
                                            Officer

                                                                         ANNEX B

                          [LEHMAN BROTHERS LETTERHEAD]

                                                                    May 13, 2001

Board of Directors
HS Resources, Inc.
One Maritime Plaza, Fifteenth Floor
San Francisco, CA 94111

Members of the Board:

     We understand that HS Resources, Inc. (the "Company") proposes to enter into an agreement with Kerr-McGee Corporation ("KMG"), pursuant to which a wholly-owned subsidiary of KMG will be merged with the Company (the "Proposed Transaction"). We further understand that, upon effectiveness of such merger, each share of Company common stock that is outstanding immediately prior to the effective time of the merger shall be converted at the election of the holder thereof, and subject to certain proration mechanisms contained in the Agreement (as defined below), into the right to receive (i) 0.9404 shares of a newly organized holding company ("Newco") of which both KMG and the Company will be wholly owned subsidiaries or (ii) $66.00 in cash. Approximately 70% of the consideration to be received in the Proposed Transaction by the Company's stockholders will be cash, and approximately 30% of the consideration to be received will be Newco common stock. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger dated as of May 13, 2001 among the Company, KMG and certain wholly-owned subsidiaries of KMG (the "Agreement").

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreement in substantially the form to be executed and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2001, (3) publicly available information concerning KMG that we believe to be relevant to our analysis, including KMG's Annual Report on Form 10-K for the year ended December 31, 2000 and KMG's press release relating to KMG's earnings announcement for the period ended March 31, 2001, (4) published estimates of third party research analysts with respect to the future financial performance of the Company and KMG, (5) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including certain financial projections for the Company for the period from 2001 through 2005 prepared by the Company (the "Projections"), (6) certain estimates of proved and non-proved reserves and future production, revenue, operating costs and capital investment for the Company prepared by the Company (collectively, the "Estimates"), (7) trading histories of the common stock of the Company and KMG from May 12, 2000 to the present and a comparison of those trading histories with each other and with those of other companies that we deemed relevant, (8) a comparison of the historical financial results and present financial condition of the Company and KMG with each other and with those of other companies that we deemed relevant, (9) the potential pro forma impact of the Proposed Transaction on the future financial performance of the combined company, (10) a comparison of the financial terms of the Proposed

Transaction with the financial terms of certain other transactions that we deemed relevant and (11) our efforts to solicit indications of interest and proposals from third parties with respect to an acquisition of the Company. In addition, we have had discussions with the management of the Company concerning the Company's business, operations, assets, financial condition, prospects, reserves, production profiles and exploration programs and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Projections and the Estimates, upon advice of the Company, we have assumed that such projections and estimates have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the future performance of the Company, and that the Company will perform substantially in accordance with such projections and estimates. Lehman Brothers has not been provided with, and did not have access to, any financial projections of KMG. However, KMG has confirmed that the published estimates of third party research analysts are a reasonable basis upon which to evaluate the future financial performance of KMG and that KMG will perform substantially in accordance with such estimates. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or KMG and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or KMG. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the Company's stockholders in the Proposed Transaction is fair to such stockholders.

     We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past, including both financing and advisory services and have received customary fees for such services. We have also performed various investment banking services for KMG in the past, and we have received customary and significant fees for such services. We expect to continue to provide such investment banking services to KMG in the future. Given our long-standing, pre-existing relationship with KMG, it is possible that we may assist KMG in financing the Proposed Transaction. In the ordinary course of our business, we actively trade in the securities of the Company and KMG for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the stockholders in connection with the Proposed Transaction.

                                         Very truly yours,

                                         LEHMAN BROTHERS

                                                                         ANNEX C

                        DELAWARE GENERAL CORPORATION LAW

SECTION 262. APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one (1) or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a, b and c of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation is a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Except to the extent indicated below, there is no charter provision, by-law, contract, arrangement or statute under which any director or officer of Kerr-McGee Holdco, Inc. (the "New Holding Company") is insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such.

     Article Seventh of the certificate of incorporation of the New Holding Company (as the same will be amended and restated upon consummation of the merger, the "Charter") contains a provision, permitted by Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), limiting the personal monetary liability of directors for breach of fiduciary duty as a director. The DGCL and the certificate of incorporation of the combined company provide that such provision does not eliminate or limit liability (i) for any breach of the director's duty of loyalty to the New Holding Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper benefit.

     Section 145 of the DGCL permits indemnification against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with actions, suits or proceedings in which an officer, director, employee or agent is a party by reason of the fact that he is or was such a director, officer, employee or agent, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. However, in connection with actions by or in the right of the corporation, such indemnification is not permitted if such person has been adjudged liable to the corporation unless the court determines that, under all of the circumstances, such person is nonetheless fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Article Seventh of the Charter provides that the New Holding Company shall indemnify such persons to the fullest extent permitted by the DGCL.

     Section 145 also permits a corporation to purchase and maintain insurance on behalf of its directors and officers against any liability which may be asserted against, or incurred by, such persons in their capacities as directors or officers of the corporation whether or not the New Holding Company would have the power to indemnify such persons against such liabilities under the provisions of such sections. The New Holding Company will have such insurance.

     Section 145 further provides that the statutory provision is not exclusive of any other right to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or independent directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     Article XXII of the by-laws of the New Holding Company contains provisions regarding indemnification which parallel those described above.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following Exhibits are filed herewith unless otherwise indicated:


        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------

          2.1*           -- Agreement and Plan of Merger, dated as of May 13, 2001, among Kerr-McGee Corporation, HS Resources, Inc.,
                            Kerr-McGee Holdco, Inc. (formerly known as King Holdco,
                            Inc.), Kerr-McGee Merger Sub, Inc. (formerly known as
                            King Merger Sub, Inc.), and HS Resources Merger Sub, Inc.
                            (formerly known as Hawk Merger Sub, Inc.) (attached as
                            Annex A to the proxy statement-prospectus contained in
                            this Registration Statement).

          4.1**          -- Form of Amended and Restated Certificate of Incorporation
                            of Kerr-McGee Holdco, Inc.

          4.2**          -- Form of Amended and Restated By-Laws of Kerr-McGee
                            Holdco, Inc.

          5.1**          -- Opinion of Simpson Thacher & Bartlett regarding the
                            legality of the shares of Kerr-McGee Holdco common stock
                            to be registered under this Registration Statement.

         23.1*           -- Consent of Arthur Andersen LLP.

         23.2*           -- Consent of Arthur Andersen LLP.

         23.3**          -- Consent of Simpson Thacher & Bartlett (included in the
                            opinion filed as Exhibit 5.1 to this Registration
                            Statement).

         23.4*           -- Consent of Lehman Brothers Inc.

         24.1*           -- Powers of Attorney of the directors of Kerr-McGee Holdco,
                            Inc.

         99.1**          -- Form of Proxy for holders of HS Resources, Inc.

         99.2**          -- Consents of the directors of Kerr-McGee Corporation to be named as a director of Kerr-McGee Holdco, Inc.


---------------


 *Previously filed.



** To be filed by amendment.


     (b) Financial Data Schedule.

          Schedules are omitted because they either are not required or are not applicable or because equivalent information has been included in the financial statements, the notes thereto or elsewhere herein.

ITEM 22. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (6) That every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means, including information contained in documents filed after the effective date of this registration statement through the date of responding to such request.

          (8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding, is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Pursuant to the requirements of the Securities Act of 1933, as amended, Kerr-McGee Holdco, Inc. has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Oklahoma City, Oklahoma, on June 7, 2001.


                                            KERR-MCGEE HOLDCO, INC.


                                            By:                 *

                                              ----------------------------------
                                                Name: Luke R. Corbett
                                                Title:  Chairman of the Board
                                                        and Chief Executive
                                                        Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                       TITLE                    DATE
                      ---------                                       -----                    ----

                          *                              Director, Chairman of the Board   June 7, 2001
-----------------------------------------------------      and Chief Executive Officer
                   Luke R. Corbett                         (Principal Executive Officer)

                          *                              Director, Senior Vice President   June 7, 2001
-----------------------------------------------------      and Chief Financial Officer
                 Robert M. Wohleber

               /s/ GREGORY F. PILCHER                    Director, Senior Vice President,  June 7, 2001
-----------------------------------------------------      General Counsel and Secretary
                 Gregory F. Pilcher


---------------


*Gregory F. Pilcher hereby signs this registration statement on behalf of each of the indicated persons for whom he is attorney-in-fact on June 7, 2001 pursuant to a power of attorney previously filed.

                               INDEX TO EXHIBITS


        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------

          2.1*           -- Agreement and Plan of Merger, dated as of May 13, 2001, among Kerr-McGee Corporation, HS Resources, Inc.,
                            Kerr-McGee Holdco, Inc. (formerly known as King Holdco,
                            Inc.), Kerr-McGee Merger Sub, Inc. (formerly known as
                            King Merger Sub, Inc.), and HS Resources Merger Sub, Inc.
                            (formerly known as Hawk Merger Sub, Inc.) (attached as
                            Annex A to the proxy statement-prospectus contained in
                            this Registration Statement).

          4.1**          -- Form of Amended and Restated Certificate of Incorporation
                            of Kerr-McGee Holdco, Inc.

          4.2**          -- Form of Amended and Restated By-Laws of Kerr-McGee
                            Holdco, Inc.

          5.1**          -- Opinion of Simpson Thacher & Bartlett regarding the
                            legality of the shares of Kerr-McGee Holdco Common Stock
                            to be registered under this Registration Statement.

         23.1*           -- Consent of Arthur Andersen LLP.

         23.2*           -- Consent of Arthur Andersen LLP.

         23.3**          -- Consent of Simpson Thacher & Bartlett (included in the
                            opinion filed as Exhibit 5.1 to this Registration
                            Statement).

         23.4*           -- Consent of Lehman Brothers Inc.

         24.1*           -- Powers of Attorney of the directors of Kerr-McGee Holdco,
                            Inc.

         99.1**          -- Form of Proxy for holders of HS Resources, Inc.

         99.2**          -- Consents of the directors of Kerr-McGee Corporation to be named as a director of Kerr-McGee Holdco, Inc.


---------------


 *Previously filed.



** To be filed by amendment.